Registration No.  333-173908
                                                          1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 2977

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on June 30, 2011 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                  Dow(R) Target 5 3Q '11 - Term 9/28/12
                 Global Target 15 3Q '11 - Term 9/28/12
                MSCI EAFE Target 20 3Q '11 - Term 9/28/12
               Nasdaq(R)  Target 15 3Q '11 - Term 9/28/12
              NYSE(R) Intl. Target 25 3Q '11 - Term 9/28/12
                   S&P Target 24 3Q '11 - Term 9/28/12
                S&P Target SMid 60 3Q '11 - Term 9/28/12
                   Target 50/50 3Q '11 - Term 9/28/12
                Target Divsd. Dvd. 3Q '11 - Term 9/28/12
             Target Dvd. Multi-Strat. 3Q '11 - Term 9/28/12
                 Target Dbl. Play 3Q '11 - Term 9/28/12
                  Target Focus 5 3Q '11 - Term 9/28/12
            Target Global Dvd. Leaders 3Q '11 - Term 9/28/12
                   Target Growth 3Q '11 - Term 9/28/12
                 Target Small-Cap 3Q '11 - Term 9/28/12
              Target VIP Cons. Eqty. 3Q '11 - Term 9/28/12
          Value Line(R) Divsd. Target 40 3Q '11 - Term 9/28/12
             Value Line(R)  Target 25 3Q '11 - Term 9/28/12

                                 FT 2977

FT 2977 is a series of a unit investment trust, the FT Series. FT 2977 consists of 18 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             FIRST TRUST (R)

                             1-800-621-1675


              The date of this prospectus is June 30, 2011

                            Table of Contents

Summary of Essential Information                                     3
Fee Table                                                            9
Report of Independent Registered Public Accounting Firm             14
Statements of Net Assets                                            15
Schedules of Investments                                            21
The FT Series                                                       54
Portfolios                                                          55
Risk Factors                                                        63
Hypothetical Performance Information                                68
Public Offering                                                     74
Distribution of Units                                               76
The Sponsor's Profits                                               78
The Secondary Market                                                78
How We Purchase Units                                               78
Expenses and Charges                                                78
Tax Status                                                          79
Retirement Plans                                                    85
Rights of Unit Holders                                              85
Income and Capital Distributions                                    86
Redeeming Your Units                                                87
Investing in a New Trust                                            88
Removing Securities from a Trust                                    89
Amending or Terminating the Indenture                               90
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                          90
Other Information                                                   92

                    Summary of Essential Information

                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                          The Dow(R)             Global              MSCI EAFE
                                                                           Target 5             Target 15            Target 20
                                                                         Portfolio, 3rd       Portfolio, 3rd       Portfolio, 3rd
                                                                          Quarter 2011         Quarter 2011         Quarter 2011
                                                                             Series               Series               Series
                                                                         ______________       ______________       ______________
Initial Number of Units (1)                                                   16,798               15,722               17,026
Fractional Undivided Interest in the Trust per Unit (1)                     1/16,798             1/15,722             1/17,026
Public Offering Price:
Public Offering Price per Unit (2)                                        $   10.000              $10.000              $10.000
   Less Initial Sales Charge per Unit (3)                                      (.100)               (.100)               (.100)
                                                                          __________           __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                 9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                     (.145)               (.145)               (.145)
                                                                          __________           __________           __________
Redemption Price per Unit (5)                                                  9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                          (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                       (.029)               (.029)               (.029)
                                                                          __________           __________           __________
Net Asset Value per Unit                                                  $    9.676           $    9.676           $    9.676
                                                                          ==========           ==========           ==========

Tax Status (6)                                                           Grantor Trust        Grantor Trust        Grantor Trust
Distribution Frequency (7)                                                  Monthly              Monthly              Monthly
Initial Distribution Date (7)                                            July 25, 2011        July 25, 2011        July 25, 2011

Estimated Net Annual Distribution per Unit (8)                            $    .3578           $    .4172           $    .2977
Cash CUSIP Number                                                         30277U 502           30277U 551           30277U 601
Reinvestment CUSIP Number                                                 30277U 510           30277U 569           30277U 619
Fee Accounts Cash CUSIP Number                                            30277U 528           30277U 577           30277U 627
Fee Accounts Reinvestment CUSIP Number                                    30277U 536           30277U 585           30277U 635
FTPS CUSIP Number                                                         30277U 544           30277U 593           30277U 643
Security Code                                                                 072631               072636               072641
Ticker Symbol                                                                 FELSAX               FLEWIX               FPREGX

First Settlement Date                                        July 6, 2011
Mandatory Termination Date (9)                               September 28, 2012
Rollover Notification Date (10)                              September 15, 2012
Special Redemption and Liquidation Period (10)               September 15, 2012 to September 28, 2012

____________

See "Notes to Summary of Essential Information" on page 8.


                    Summary of Essential Information

                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                 NYSE (R)
                                                              Nasdaq (R)      International          S&P               S&P
                                                              Target 15         Target 25         Target 24       Target SMid 60
                                                            Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd
                                                             Quarter 2011      Quarter 2011      Quarter 2011      Quarter 2011
                                                                Series            Series            Series            Series
                                                            ______________    ______________    ______________    ______________
Initial Number of Units (1)                                        14,009            17,886            16,791            16,575
Fractional Undivided Interest in the Trust per Unit (1)          1/14,009          1/17,886          1/16,791          1/16,575
Public Offering Price:
Public Offering Price per Unit (2)                             $   10.000           $10.000           $10.000           $10.000
   Less Initial Sales Charge per Unit (3)                           (.100)            (.100)            (.100)            (.100)
                                                               __________       ___________       ___________       ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)      9.900             9.900             9.900             9.900
   Less Deferred Sales Charge per Unit (3)                          (.145)            (.145)            (.145)            (.145)
                                                               __________       ___________       ___________       ___________
Redemption Price per Unit (5)                                       9.755             9.755             9.755             9.755
    Less Creation and Development Fee per Unit (3)(5)               (.050)            (.050)            (.050)            (.050)
    Less Organization Costs per Unit (5)                            (.029)            (.029)            (.029)            (.029)
                                                               __________       ___________       ___________       ___________
Net Asset Value per Unit                                       $    9.676        $    9.676        $    9.676        $    9.676
                                                               ==========       ===========       ===========       ===========

Tax Status (6)                                               Grantor Trust          RIC          Grantor Trust         RIC
Distribution Frequency (7)                                      Monthly           Monthly          Monthly          Semi-Annual
Initial Distribution Date (7)                                July 25, 2011      July 25, 2011    July 25, 2011   December 25, 2011

Estimated Net Annual Distribution per Unit (8)                 $    .0270        $    .2475        $    .1318        $    .1196
Cash CUSIP Number                                              30277U 650        30277U 700        30277U 759        30277U 809
Reinvestment CUSIP Number                                      30277U 668        30277U 718        30277U 767        30277U 817
Fee Accounts Cash CUSIP Number                                 30277U 676        30277U 726        30277U 775        30277U 825
Fee Accounts Reinvestment CUSIP Number                         30277U 684        30277U 734        30277U 783        30277U 833
FTPS CUSIP Number                                              30277U 692        30277U 742        30277U 791        30277U 841
Security Code                                                      072646            072651            072656            072661
Ticker Symbol                                                      FLABPX            FBJCKX            FINKTX            FBELBX


First Settlement Date                                        July 6, 2011
Mandatory Termination Date (9)                               September 28, 2012
Rollover Notification Date (10)                              September 15, 2012
Special Redemption and Liquidation Period (10)               September 15, 2012 to September 28, 2012

____________

See "Notes to Summary of Essential Information" on page 8.


                    Summary of Essential Information

                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                    Target
                                                                                  Diversified     Target Dividend        Target
                                                                Target 50/50       Dividend        Multi-Strategy      Double Play
                                                               Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd
                                                                Quarter 2011      Quarter 2011      Quarter 2011      Quarter 2011
                                                                   Series            Series            Series            Series
                                                               ______________    ______________   ________________   ______________
Initial Number of Units (1)                                          40,466            17,916            27,852            16,494
Fractional Undivided Interest in the Trust per Unit (1)            1/40,466          1/17,916          1/27,852          1/16,494
Public Offering Price:
Public Offering Price per Unit (2)                               $   10.000        $   10.000        $   10.000        $   10.000
   Less Initial Sales Charge per Unit (3)                             (.100)            (.100)            (.100)            (.100)
                                                                 __________        __________        __________        __________
Aggregate Offering Price Evaluation of Securities per Unit (4)        9.900             9.900             9.900             9.900
   Less Deferred Sales Charge per Unit (3)                            (.145)            (.145)            (.145)            (.145)
                                                                 __________        __________        __________        __________
Redemption Price per Unit (5)                                         9.755             9.755             9.755             9.755
    Less Creation and Development Fee per Unit (3)(5)                 (.050)            (.050)            (.050)            (.050)
    Less Organization Costs per Unit (5)                              (.029)            (.029)            (.029)            (.029)
                                                                 __________        __________        __________        __________
Net Asset Value per Unit                                         $    9.676        $    9.676        $    9.676        $    9.676
                                                                 ==========        ==========        ==========        ==========

Tax Status (6)                                                       RIC               RIC               RIC               RIC
Distribution Frequency (7)                                         Monthly           Monthly           Monthly           Monthly
Initial Distribution Date (7)                                   July 25, 2011     July 25, 2011     July 25, 2011     July 25, 2011

Estimated Net Annual Distribution per Unit (8)                   $    .2668        $    .3265        $    .4096        $    .2564
Cash CUSIP Number                                                30277V 104        30277V 153        30277V 203        30277V 252
Reinvestment CUSIP Number                                        30277V 112        30277V 161        30277V 211        30277V 260
Fee Accounts Cash CUSIP Number                                   30277V 120        30277V 179        30277V 229        30277V 278
Fee Accounts Reinvestment CUSIP Number                           30277V 138        30277V 187        30277V 237        30277V 286
FTPS CUSIP Number                                                30277V 146        30277V 195        30277V 245        30277V 294
Security Code                                                        072538            072666            072671            072676
Ticker Symbol                                                        FTCFBX            FLIZMX            FVILRX            FBUNYX

First Settlement Date                                         July 6, 2011
Mandatory Termination Date (9)                                September 28, 2012
Rollover Notification Date (10)                               September 15, 2012
Special Redemption and Liquidation Period (10)                September 15, 2012 to September 28, 2012

____________

See "Notes to Summary of Essential Information" on page 8.


                    Summary of Essential Information

                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                   Target         Target Global        Target            Target
                                                                 Focus Five      Dividend Leaders      Growth           Small-Cap
                                                               Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd
                                                                Quarter 2011      Quarter 2011      Quarter 2011      Quarter 2011
                                                                   Series            Series            Series            Series
                                                               ______________    _______________   ______________    ______________
Initial Number of Units (1)                                        27,011              16,955          16,907            16,969
Fractional Undivided Interest in the Trust per Unit (1)          1/27,011            1/16,955        1/16,907          1/16,969
Public Offering Price:
Public Offering Price per Unit (2)                             $   10.000             $10.000         $10.000           $10.000
   Less Initial Sales Charge per Unit (3)                           (.100)              (.100)          (.100)            (.100)
                                                               __________        __________        __________        __________
Aggregate Offering Price Evaluation of Securities per Unit (4)      9.900             9.900             9.900             9.900
   Less Deferred Sales Charge per Unit (3)                          (.145)            (.145)            (.145)            (.145)
                                                               __________        __________        __________        __________
Redemption Price per Unit (5)                                       9.755             9.755             9.755             9.755
    Less Creation and Development Fee per Unit (3)(5)               (.050)            (.050)            (.050)            (.050)
    Less Organization Costs per Unit (5)                            (.029)            (.014)            (.029)            (.029)
                                                               __________        __________        __________        __________
Net Asset Value per Unit                                       $    9.676        $    9.691        $    9.676        $    9.676
                                                               ==========        ==========        ==========        ==========

Tax Status (6)                                                     RIC               RIC               RIC                RIC
Distribution Frequency (7)                                     Semi-Annual         Monthly         Semi-Annual        Semi-Annual
Initial Distribution Date (7)                               December 25, 2011   July 25, 2011   December 25, 2011  December 25, 2011

Estimated Net Annual Distribution per Unit (8)                 $    .2030        $    .5467        $    .0674        $    .0013
Cash CUSIP Number                                              30277V 302        30277V 351        30277V 401        30277V 450
Reinvestment CUSIP Number                                      30277V 310        30277V 369        30277V 419        30277V 468
Fee Accounts Cash CUSIP Number                                 30277V 328        30277V 377        30277V 427        30277V 476
Fee Accounts Reinvestment CUSIP Number                         30277V 336        30277V 385        30277V 435        30277V 484
FTPS CUSIP Number                                              30277V 344        30277V 393        30277V 443        30277V 492
Security Code                                                      072681            072686            072619            072696
Ticker Symbol                                                      FDNILX            FBRCHX            FKASHX            FDUSTX

First Settlement Date                                         July 6, 2011
Mandatory Termination Date (9)                                September 28, 2012
Rollover Notification Date (10)                               September 15, 2012
Special Redemption and Liquidation Period (10)                September 15, 2012 to September 28, 2012

____________

See "Notes to Summary of Essential Information" on page 8.


                    Summary of Essential Information

                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                      Target VIP        Value Line(R)
                                                                     Conservative        Diversified        Value Line(R)
                                                                        Equity            Target 40           Target 25
                                                                    Portfolio, 3rd      Portfolio, 3rd      Portfolio, 3rd
                                                                     Quarter 2011        Quarter 2011        Quarter 2011
                                                                        Series              Series              Series
                                                                    ______________      ______________      ______________
Initial Number of Units (1)                                               33,731              17,131              14,950
Fractional Undivided Interest in the Trust per Unit (1)                 1/33,731            1/17,131            1/14,950
Public Offering Price:
Public Offering Price per Unit (2)                                    $   10.000          $   10.000          $   10.000
   Less Initial Sales Charge per Unit (3)                                  (.100)              (.100)              (.100)
                                                                      __________          __________          __________
Aggregate Offering Price Evaluation of Securities per Unit (4)             9.900               9.900               9.900
   Less Deferred Sales Charge per Unit (3)                                 (.145)              (.145)              (.145)
                                                                      __________          __________          __________
Redemption Price per Unit (5)                                              9.755               9.755               9.755
    Less Creation and Development Fee per Unit (3)(5)                      (.050)              (.050)              (.050)
    Less Organization Costs per Unit (5)                                   (.029)              (.029)              (.022)
                                                                      __________          __________          __________
Net Asset Value per Unit                                              $    9.676          $    9.676          $    9.683
                                                                      ==========          ==========          ==========

Tax Status (6)                                                           RIC                 RIC             Grantor Trust
Distribution Frequency (7)                                            Semi-Annual         Semi-Annual           Monthly
Initial Distribution Date (7)                                      December 25, 2011   December 25, 2011     July 25, 2011

Estimated Net Annual Distribution per Unit (8)                        $    .1567          $    .0516          $    .1385
Cash CUSIP Number                                                     30277V 500          30277V 559          30277V 609
Reinvestment CUSIP Number                                             30277V 518          30277V 567          30277V 617
Fee Accounts Cash CUSIP Number                                        30277V 526          30277V 575          30277V 625
Fee Accounts Reinvestment CUSIP Number                                30277V 534          30277V 583          30277V 633
FTPS CUSIP Number                                                     30277V 542          30277V 591          30277V 641
Security Code                                                             072701              072706              072711
Ticker Symbol                                                             FTHRNX              FRETMX              FHUMBX

First Settlement Date                                         July 6, 2011
Mandatory Termination Date (9)                                September 28, 2012
Rollover Notification Date (10)                               September 15, 2012
Special Redemption and Liquidation Period (10)                September 15, 2012 to September 28, 2012

____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on July 1, 2011, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For
Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. For all Trusts, at the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders.

(8) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges."

(9) See "Amending or Terminating the Indenture."

(10) See "Investing in a New Trust."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow(R)                          Global
                                                           Target 5 Portfolio                Target 15 Portfolio
                                                         3rd Quarter 2011 Series           3rd Quarter 2011 Series
                                                         -----------------------           -----------------------
                                                                     Amount                            Amount
                                                                     per Unit                          per Unit
                                                                     --------                          --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                                 1.00%(a)     $.100                1.00%(a)     $.100
   Deferred sales charge                                1.45%(b)     $.145                1.45%(b)     $.145
   Creation and development fee                         0.50%(c)     $.050                0.50%(c)     $.050
                                                        -----        ------               -----        ------
   Maximum sales charge
   (including creation and development fee)             2.95%        $.295                2.95%        $.295
                                                        =====        ======               =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                         .290%(d)     $.0290               .290%(d)     $.0290
                                                        =====        ======               =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation and
       FTPS Unit servicing fees                         .060%        $.0060               .060%        $.0060
   Trustee's fee and other operating expenses           .144%(f)     $.0144               .214%(f)     $.0214
                                                        -----        ------               -----        ------
   Total                                                .204%        $.0204               .274%        $.0274
                                                        =====        ======               =====        ======

                                                      MSCI EAFE Target 20         Nasdaq(R) Target 15        NYSE(R) International
                                                           Portfolio                   Portfolio              Target 25 Portfolio
                                                    3rd Quarter 2011 Series     3rd Quarter 2011 Series     3rd Quarter 2011 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         ======       ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation and
       FTPS Unit servicing fees                    .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .504%(f)     $.0504         .154%(f)     $.0154         .154%(f)     $.0154
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .564%        $.0564         .214%        $.0214         .214%        $.0214
                                                   =====        ======         =====        ======         =====        ======

                                                          S&P Target 24           S&P Target SMid 60             Target 50/50
                                                           Portfolio                   Portfolio                   Portfolio
                                                    3rd Quarter 2011 Series     3rd Quarter 2011 Series     3rd Quarter 2011 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation and
       FTPS Unit servicing fees                    .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .164%(f)     $.0164         .149%(f)     $.0149         .305%(f)      .0305
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .224%        $.0224         .209%        $.0209         .365%        $.0365
                                                   =====        ======         =====        ======         =====        ======


                                                      Target Diversified            Target Dividend           Target Double Play
                                                      Dividend Portfolio       Multi-Strategy Portfolio            Portfolio
                                                    3rd Quarter 2011 Series     3rd Quarter 2011 Series     3rd Quarter 2011 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation and
       FTPS Unit servicing fees                    .060%        $.0060         .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .114%(f)     $.0114         .429%(f)     $.0429         .179%(f)     $.0179
                                                   -----        ------         -----        ------         -----        ------
   Total                                           .174%        $.0174         .489%        $.0489         .239%        $.0239
                                                   =====        ======         =====        ======         =====        ======

                                                      Target Focus Five         Target Global Dividend          Target Growth
                                                         Portfolio                Leaders Portfolio               Portfolio
                                                    3rd Quarter 2011 Series     3rd Quarter 2011 Series     3rd Quarter 2011 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100        1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145        1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050        0.50%(c)     $.050
                                                   -----        -----          -----        ------       -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295        2.95%        $.295
                                                   =====        =====          =====        ======       =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .140%(d)     $.0140       .290%(d)     $.0290
                                                   =====        ======         =====        ======       =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation and
       FTPS Unit servicing fees                    .060%        $.0060         .060%        $.0060       .060%        $.0060
   Trustee's fee and other operating expenses      .531%(f)     $.0531         .114%(f)     $.0114       .114%(f)     $.0114
                                                   -----        ------         -----        ------       -----        ------
   Total                                           .591%        $.0591         .174%        $.0174       .174%        $.0174
                                                   =====        ======         =====        ======       =====        ======

                                                                                     Target VIP
                                                      Target Small-Cap           Conservative Equity
                                                          Portfolio                   Portfolio
                                                   3rd Quarter 2011 Series     3rd Quarter 2011 Series
                                                   -----------------------     -----------------------
                                                               Amount                      Amount
                                                               per Unit                    per Unit
                                                               --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation and
       FTPS Unit servicing fees                    .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .114%(f)     $.0114         .491%(f)     $.0491
                                                   -----        ------         -----        ------
   Total                                           .174%        $.0174         .551%        $.0551
                                                   =====        ======         =====        ======

                                                  Value Line(R) Diversified        Value Line(R)
                                                     Target 40 Portfolio         Target 25 Portfolio
                                                   3rd Quarter 2011 Series     3rd Quarter 2011 Series
                                                  -------------------------    -----------------------
                                                               Amount                      Amount
                                                               per Unit                    per Unit
                                                               --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
   Initial sales charge                            1.00%(a)     $.100          1.00%(a)     $.100
   Deferred sales charge                           1.45%(b)     $.145          1.45%(b)     $.145
   Creation and development fee                    0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------
   Maximum sales charge
   (including creation and development fee)        2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
   Estimated organization costs                    .290%(d)     $.0290         .220%(d)     $.0220
                                                   =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
   Portfolio supervision, bookkeeping,
       administrative, evaluation and
       FTPS Unit servicing fees                    .060%        $.0060         .060%        $.0060
   Trustee's fee and other operating expenses      .264%(f)     $.0264         .214%(f)     $.0214
                                                   -----        ------         -----        ------
   Total                                           .324%        $.0324         .274%        $.0274
                                                   =====        ======         =====        ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:


                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(R) Target 5Portfolio, 3rd Quarter 2011 Series                       $344       $847       $1,131     $2,322
Global Target 15 Portfolio, 3rd Quarter 2011 Series                          351        868        1,166      2,395
MSCI EAFE Target 20 Portfolio, 3rd Quarter 2011 Series                       380        954        1,311      2,688
Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2011 Series                       345        850        1,136      2,333
NYSE(R) International Target 25 Portfolio, 3rd Quarter 2011 Series           345        850        1,136      2,333
S&P Target 24 Portfolio, 3rd Quarter 2011 Series                             346        853        1,141      2,343
S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series                        345        849        1,133      2,328
Target 50/50 Portfolio, 3rd Quarter 2011 Series                              361        895        1,212      2,488
Target Diversified Dividend Portfolio, 3rd Quarter 2011 Series               341        838        1,115      2,291
Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series            373        932        1,274      2,613
Target Double Play Portfolio, 3rd Quarter 2011 Series                        348        858        1,148      2,359
Target Focus Five Portfolio, 3rd Quarter 2011 Series                         383        962        1,325      2,715
Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series            326        793        1,056      2,169
Target Growth Portfolio, 3rd Quarter 2011 Series                             341        838        1,115      2,291
Target Small-Cap Portfolio, 3rd Quarter 2011 Series                          341        838        1,115      2,291
Target VIP Conservative Equity Portfolio, 3rd Quarter 2011 Series            379        950        1,305      2,675
Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2011 Series       356        883        1,191      2,446
Value Line(R) Target 25 Portfolio, 3rd Quarter 2011 Series                   344        847        1,138      2,338

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2011.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."


                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 2977


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 2977, comprising Dow(R) Target 5 3Q '11 -
 Term 9/28/12 (The Dow(R) Target 5 Portfolio, 3rd Quarter 2011 Series); Global Target 15 3Q '11 - Term 9/28/12 (Global Target 15 Portfolio, 3rd Quarter 2011 Series); MSCI EAFE Target 20 3Q '11 - Term 9/28/12 (MSCI EAFE Target 20 Portfolio, 3rd Quarter 2011 Series); Nasdaq(R) Target 15 3Q '11 - Term 9/28/12 (Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2011 Series); NYSE(R) Intl. Target 25 3Q '11 - Term 9/28/12 (NYSE(R) International Target 25 Portfolio, 3rd Quarter 2011 Series); S&P Target 24 3Q '11 - Term 9/28/12 (S&P Target 24 Portfolio, 3rd Quarter 2011 Series); S&P Target SMid 60 3Q '11 - Term 9/28/12 (S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series); Target 50/50 3Q '11 - Term 9/28/12 (Target 50/50 Portfolio, 3rd Quarter 2011 Series); Target Divsd. Dvd. 3Q '11 - Term 9/28/12 (Target Diversified Dividend Portfolio, 3rd Quarter 2011 Series); Target Dvd. Multi-Strat. 3Q '11 - Term 9/28/12 (Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series); Target Dbl. Play 3Q '11 - Term 9/28/12 (Target Double Play Portfolio, 3rd Quarter 2011 Series); Target Focus 5 3Q '11 - Term 9/28/12 (Target Focus Five Portfolio, 3rd Quarter 2011 Series); Target Global Dvd. Leaders 3Q '11 - Term 9/28/12 (Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series); Target Growth 3Q '11 - Term 9/28/12 (Target Growth Portfolio, 3rd Quarter 2011 Series); Target Small-Cap 3Q '11 - Term 9/28/12 (Target Small-Cap Portfolio, 3rd Quarter 2011 Series); Target VIP Cons. Eqty. 3Q '11 - Term 9/28/12 (Target VIP Conservative Equity Portfolio, 3rd
Quarter 2011 Series); Value Line(R) Divsd. Target 40 3Q '11 - Term 9/28/12 (Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2011 Series) and Value Line(R) Target 25 3Q '11 - Term 9/28/12 (Value Line(R) Target 25 Portfolio, 3rd Quarter 2011 Series) (collectively, the "Trusts"), as of the opening of business on June 30, 2011 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on June 30, 2011, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 2977, comprising the above-mentioned Trusts, as of the opening of business on June 30, 2011 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
June 30, 2011

                        Statements of Net Assets

                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                                                                                                               MSCI EAFE
                                                                       The Dow (R)      Global Target 15      Target 20
                                                                   Target 5 Portfolio     Portfolio           Portfolio
                                                                       3rd Quarter        3rd Quarter        3rd Quarter
                                                                       2011 Series        2011 Series        2011 Series
                                                                   __________________   ________________   _______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $166,302             $155,650            $168,558
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (487)                (456)               (494)
Less liability for deferred sales charge (4)                           (2,436)              (2,280)             (2,469)
Less liability for creation and development fee (5)                      (840)                (786)               (851)
                                                                     ________             ________            ________
Net assets                                                           $162,539             $152,128            $164,744
                                                                     ========             ========            ========
Units outstanding                                                      16,798               15,722              17,026
Net asset value per Unit (6)                                         $  9.676             $  9.676            $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $167,981             $157,222            $170,261
Less maximum sales charge (7)                                         (4,955)               (4,638)             (5,023)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (487)                 (456)              (494)
                                                                     ________             ________            ________
Net assets                                                           $162,539             $152,128            $164,744
                                                                     ========             ========            ========
__________

See "Notes to Statements of Net Assets" on page 20.


                        Statements of Net Assets

                                 FT 2977



                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011




                                                        Nasdaq (R)          NYSE (R)             S&P                S&P
                                                        Target 15        International        Target 24        Target SMid 60
                                                        Portfolio     Target 25 Portfolio    Portfolio            Portfolio
                                                       3rd Quarter        3rd Quarter        3rd Quarter         3rd Quarter
                                                       2011 Series        2011 Series        2011 Series         2011 Series
                                                      _____________    __________________    ___________       ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                        $138,689           $177,067           $166,226           $164,095
Less liability for reimbursement to Sponsor
   for organization costs (3)                               (406)              (519)              (487)              (481)
Less liability for deferred sales charge (4)              (2,031)            (2,593)            (2,435)            (2,403)
Less liability for creation and development fee (5)         (700)              (894)              (840)              (829)
                                                        ________           ________           ________           ________
Net assets                                              $135,552           $173,061           $162,464           $160,382
                                                        ========           ========           ========           ========
Units outstanding                                         14,009             17,886             16,791             16,575
Net asset value per Unit (6)                            $  9.676             $9.676             $9.676             $9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                   $140,091           $178,856           $167,904           $165,753
Less maximum sales charge (7)                             (4,133)            (5,276)            (4,953)            (4,890)
Less estimated reimbursement to Sponsor
   for organization costs (3)                               (406)              (519)              (487)              (481)
                                                        ________           ________           ________           ________
Net assets                                              $135,552           $173,061           $162,464           $160,382
                                                        ========           ========           ========           ========

__________

See "Notes to Statements of Net Assets" on page 20.


                        Statements of Net Assets

                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                                                                                           Target Dividend         Target
                                                       Target 50/50    Target Diversified   Multi-Strategy      Double Play
                                                        Portfolio      Dividend Portfolio     Portfolio          Portfolio
                                                       3rd Quarter        3rd Quarter        3rd Quarter        3rd Quarter
                                                       2011 Series        2011 Series        2011 Series        2011 Series
                                                      _____________      _____________      _____________      _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                        $400,617          $177,372           $275,736           $163,292
Less liability for reimbursement to Sponsor
   for organization costs (3)                             (1,174)             (520)              (808)              (478)
Less liability for deferred sales charge (4)              (5,868)           (2,598)            (4,039)            (2,392)
Less liability for creation and development fee (5)       (2,023)             (896)            (1,393)              (825)
                                                        ________          ________           ________           ________
Net assets                                              $391,552          $173,358           $269,496           $159,597
                                                        ========          ========           ========           ========
Units outstanding                                         40,466            17,916             27,852             16,494
Net asset value per Unit (6)                            $  9.676          $  9.676           $  9.676           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                   $404,663          $179,163           $278,520           $164,941
Less maximum sales charge (7)                            (11,937)           (5,285)            (8,216)            (4,866)
Less estimated reimbursement to Sponsor
   for organization costs (3)                             (1,174)             (520)              (808)              (478)
                                                        ________          ________           ________           ________
Net assets                                              $391,552          $173,358           $269,496           $159,597
                                                        ========          ========           ========           ========

__________

See "Notes to Statements of Net Assets" on page 20.


                        Statements of Net Assets

                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                                                             Target
                                                           Focus Five       Target Global           Target       Target Small-Cap
                                                           Portfolio       Dividend Leaders    Growth Portfolio     Portfolio
                                                          3rd Quarter       Portfolio, 3rd       3rd Quarter       3rd Quarter
                                                          2011 Series     Quarter 2011 Series    2011 Series       2011 Series
                                                         _____________    ___________________  ________________  ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                         $267,405           $167,854             $167,378          $167,996
Less liability for reimbursement to Sponsor
   for organization costs (3)                                (783)              (237)                (490)             (492)
Less liability for deferred sales charge (4)               (3,917)            (2,458)              (2,452)           (2,461)
Less liability for creation and development fee (5)        (1,351)              (848)                (845)             (848)
                                                         ________           ________             ________          ________
Net assets                                               $261,354           $164,311             $163,591          $164,195
                                                         ========           ========             ========          ========
Units outstanding                                          27,011             16,955               16,907            16,969
Net asset value per Unit (6)                             $  9.676           $  9.691             $  9.676          $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                    $270,105           $169,550             $169,069          $169,693
Less maximum sales charge (7)                              (7,968)            (5,002)              (4,988)           (5,006)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                (783)              (237)                (490)             (492)
                                                         ________           ________             ________          ________
Net assets                                               $261,354           $164,311             $163,591          $164,195
                                                         ========           ========             ========          ========

__________

See "Notes to Statements of Net Assets" on page 20.


                        Statements of Net Assets

                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                                                                       Target VIP       Value Line(R)
                                                                      Conservative       Diversified       Value Line(R)
                                                                         Equity           Target 40          Target 25
                                                                        Portfolio         Portfolio          Portfolio
                                                                       3rd Quarter       3rd Quarter        3rd Quarter
                                                                       2011 Series       2011 Series        2011 Series
                                                                      ____________      _____________      _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                       $333,936          $169,592           $148,001
Less liability for reimbursement to Sponsor
   for organization costs (3)                                              (978)             (497)              (329)
Less liability for deferred sales charge (4)                             (4,891)           (2,484)            (2,168)
Less liability for creation and development fee (5)                      (1,687)             (857)              (748)
                                                                       ________          ________           ________
Net assets                                                             $326,380          $165,754           $144,756
                                                                       ========          ========           ========
Units outstanding                                                        33,731            17,131             14,950
Net asset value per Unit (6)                                           $  9.676          $  9.676           $  9.683

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                  $337,309          $171,305           $149,495
Less maximum sales charge (7)                                            (9,951)           (5,054)            (4,410)
Less estimated reimbursement to Sponsor for organization costs (3)         (978)             (497)              (329)
                                                                       ________          ________           ________
Net assets                                                             $326,380          $165,754           $144,756
                                                                       ========          ========           ========
__________

See "Notes to Statements of Net Assets" on page 20.

Page 19


                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of September 28, 2012.

(2) An irrevocable letter of credit for approximately $4,800,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 3rd Quarter 2011 Series; Global Target 15 Portfolio, 3rd Quarter 2011 Series; MSCI EAFE Target 20 Portfolio, 3rd Quarter 2011 Series; Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2011 Series; NYSE(R) International Target 25 Portfolio, 3rd Quarter 2011 Series; S&P Target 24 Portfolio, 3rd Quarter 2011 Series; S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series; Target Diversified Dividend Portfolio, 3rd Quarter 2011 Series; Target Double Play Portfolio, 3rd Quarter 2011 Series; Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series; Target Growth Portfolio, 3rd Quarter 2011 Series; Target Small-Cap Portfolio, 3rd Quarter 2011 Series; Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2011 Series and Value Line(R) Target 25 Portfolio, 3rd Quarter 2011 Series; and approximately $500,000 has been allocated to each of Target 50/50 Portfolio, 3rd Quarter 2011 Series; Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series; Target Focus Five Portfolio, 3rd Quarter 2011 Series and Target VIP Conservative Equity Portfolio, 3rd Quarter 2011 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on October 20, 2011 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2011. If Unit holders redeem Units before December 20, 2011 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

             The Dow(R) Target 5 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011



                                         Percentage
                                         of Aggregate   Number     Market      Cost of        Current
Ticker Symbol and                        Offering       of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)         Price          Shares     Share       the Trust (2)  Yield (3)
________________________________         ____________   ______     _________   _____________  _________
COMMON STOCKS (100%):
Consumer Staples (20%):
KFT      Kraft Foods Inc.                   20%           955      $34.83      $ 33,263       3.33%

Health Care (20%):
PFE      Pfizer Inc.                        20%         1,609       20.67        33,258       3.87%

Industrials (20%):
GE       General Electric Company           20%         1,792       18.56        33,259       3.23%

Information Technology (20%):
INTC     Intel Corporation                  20%         1,555       21.39        33,261       3.93%

Telecommunication Services (20%):
T        AT&T Inc.                          20%         1,064       31.26        33,261       5.50%
                                           ____                                ________
              Total Investments            100%                                $166,302
                                           ====                                ========

___________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

              Global Target 15 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011


                                                                 Percentage                         Cost of
                                                                 of Aggregate  Number    Market     Securities  Current
Ticker Symbol and                                                Offering      of        Value per  to the      Dividend
Name of Issuer of Securities (1)(4)(5)                           Price         Shares    Share      Trust (2)   Yield (3)
______________________________________                           ____________  ______    _________  __________  _________
COMMON STOCKS (100.00%):
China (20.01%):
3988 HK       Bank of China Ltd. #                                 6.67%       21,400    $ 0.48     $ 10,377    4.66%
939 HK        China Construction Bank #                            6.67%       12,706      0.82       10,377    4.02%
1398 HK       Industrial and Commercial Bank of China Ltd. #       6.67%       13,827      0.75       10,377    3.79%

Hong Kong (13.33%):
2388 HK       BOC Hong Kong (Holdings) Limited #                   6.66%        3,608      2.88       10,375    4.34%
293 HK        Cathay Pacific Airways Limited #                     6.67%        4,475      2.32       10,377    6.15%

United Kingdom (33.33%):
BA/ LN        BAE SYSTEMS Plc #                                    6.67%        2,036      5.10       10,379    6.13%
LAD LN        Ladbrokes Plc #                                      6.66%        4,336      2.39       10,376    5.67%
EMG LN        Man Group Plc #                                      6.66%        2,766      3.75       10,376    6.47%
RSA LN        Royal & Sun Alliance Insurance Group Plc #           6.67%        4,860      2.14       10,377    7.37%
VOD LN        Vodafone Group Plc #                                 6.67%        3,906      2.66       10,376    5.98%

United States (33.33%):
T             AT&T Inc.                                            6.67%          332     31.26       10,378    5.50%
GE            General Electric Company                             6.66%          559     18.56       10,375    3.23%
INTC          Intel Corporation                                    6.66%          485     21.39       10,374    3.93%
KFT           Kraft Foods Inc.                                     6.67%          298     34.83       10,379    3.33%
PFE           Pfizer Inc.                                          6.67%          502     20.67       10,377    3.87%
                                                                 _______                            ________
                      Total Investments                          100.00%                            $155,650
                                                                 =======                            ========

_____________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

             MSCI EAFE Target 20 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011


                                                                    Percentage
                                                                    of Aggregate  Number    Market     Cost of
Ticker Symbol and                                                   Offering      of        Value per  Securities to
Name of Issuer of Securities (1)(4)(5) #                            Price         Shares    Share      the Trust (2)
________________________________________                            ____________  ______    _________  _____________
COMMON STOCKS (100%):
France (15%):
FP FP         Total S.A.                                              5%            149     $ 56.53    $  8,423
UL FP         Unibail-Rodamco SE                                      5%             37      227.29       8,410
VIV FP        Vivendi S.A.                                            5%            307       27.42       8,418

Germany (15%):
BAS GY        BASF SE                                                 5%             88       95.72       8,423
BMW GY        Bayerische Motoren Werke (BMW) AG                       5%             85       99.38       8,447
VOW3 GY       Volkswagen AG (Preference Shares)                       5%             41      205.91       8,442

Hong Kong (5%):
4 HK          Wharf Holdings Ltd                                      5%          1,220        6.91       8,426

Italy (15%):
ENEL IM       Enel SpA                                                5%          1,315        6.41       8,426
ENI IM        Eni SpA                                                 5%            362       23.26       8,421
TIT IM        Telecom Italia SpA                                      5%          6,238        1.35       8,428

Japan (20%):
6501 JP       Hitachi, Ltd.                                           5%          1,443        5.84       8,426
6971 JP       Kyocera Corporation                                     5%             83      101.69       8,441
8031 JP       MITSUI & CO., LTD.                                      5%            489       17.24       8,432
9432 JP       Nippon Telegraph and Telephone Corporation (NTT)        5%            176       47.80       8,413

The Netherlands (5%):
RDSB LN       Royal Dutch Shell Plc                                   5%            241       34.96       8,426

Spain (15%):
GAS SM        Gas Natural SDG, S.A.                                   5%            419       20.11       8,425
IBE SM        Iberdrola S.A.                                          5%            965        8.74       8,431
REP SM        Repsol YPF, S.A.                                        5%            252       33.49       8,439

United Kingdom (10%):
RIO LN        Rio Tinto Plc                                           5%            119       70.85       8,432
VOD LN        Vodafone Group Plc                                      5%          3,173        2.66       8,429
                                                                    ____                               ________
                   Total Investments                                100%                               $168,558
                                                                    ====                               ========

______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

            Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011


                                                          Percentage                   Market      Cost of
Ticker Symbol and                                         of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)                       Offering Price   of Shares   Share       the Trust (2)
___________________________________                       ______________   _________   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (56.95%):
BBBY     Bed Bath & Beyond Inc. *                           5.56%           133        $ 58.01     $  7,715
DTV      DIRECTV, Inc. *                                   14.71%           407          50.13       20,403
DLTR     Dollar Tree, Inc. *                                3.15%            65          67.16        4,365
NFLX     Netflix Inc. *                                     5.35%            28         264.94        7,418
PCLN     priceline.com Incorporated *                       9.45%            26         503.88       13,101
ROST     Ross Stores, Inc.                                  3.60%            63          79.34        4,998
SBUX     Starbucks Corporation                             11.31%           398          39.43       15,693
VMED     Virgin Media Inc.                                  3.82%           170          31.19        5,302

Health Care (10.06%):
BIIB     Biogen Idec Inc. *                                10.06%           128         108.98       13,950

Information Technology (32.99%):
ALTR     Altera Corporation                                 5.62%           172          45.33        7,797
BIDU     Baidu, Inc. (ADR) +*                              14.19%           143         137.58       19,674
CHKP     Check Point Software Technologies Ltd. +*          4.45%           110          56.09        6,170
KLAC     KLA-Tencor Corporation                             2.58%            90          39.74        3,577
STX      Seagate Technology +                               2.53%           225          15.57        3,503
XLNX     Xilinx, Inc.                                       3.62%           142          35.37        5,023
                                                          _______                                  ________
              Total Investments                           100.00%                                  $138,689
                                                          =======                                  ========

___________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

       NYSE(R) International Target 25 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


    At the Opening of Business on the Initial Date of Deposit-June 30, 2011


                                                                Percentage
                                                                of Aggregate    Number    Market      Cost of
Ticker Symbol and                                               Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)(5) +                        Price           Shares    Share       the Trust (2)
________________________________________                        ____________    _______   _________   _____________
COMMON STOCKS (100%):
Brazil (4%):
PBR      Petroleo Brasileiro S.A. (ADR)                             4%            213     $ 33.25     $  7,082

Canada (12%):
ECA      EnCana Corp.                                               4%            233       30.35        7,072
MFC      Manulife Financial Corporation                             4%            418       16.94        7,081
SLF      Sun Life Financial Inc.                                    4%            243       29.18        7,091

Finland (4%):
NOK      Nokia Oyj (ADR)                                            4%          1,119        6.33        7,083

France (8%):
FTE      France Telecom S.A. (ADR)                                  4%            341       20.77        7,083
TOT      Total S.A. (ADR)                                           4%            125       56.56        7,070

Hong Kong (4%):
CHU      China Unicom Ltd. (ADR)                                    4%            350       20.22        7,077

Italy (4%):
TI       Telecom Italia SpA (ADR)                                   4%            524       13.52        7,085

Japan (40%):
HIT      Hitachi, Ltd. (ADR)                                        4%            121       58.64        7,095
HMC      Honda Motor Co., Ltd. (ADR)                                4%            183       38.64        7,071
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR)          4%          1,501        4.72        7,085
MFG      Mizuho Financial Group, Inc. (ADR)                         4%          2,159        3.28        7,082
NTT      Nippon Telegraph and Telephone Corporation (ADR)           4%            296       23.90        7,074
DCM      NTT DoCoMo, Inc. (ADR)                                     4%            399       17.76        7,086
PC       Panasonic Corporation (ADR)                                4%            586       12.09        7,085
SNE      Sony Corporation (ADR)                                     4%            277       25.60        7,091
SMFG     Sumitomo Mitsui Financial Group, Inc. (ADR)                4%          1,169        6.06        7,084
TM       Toyota Motor Corporation (ADR)                             4%             87       81.53        7,093

The Netherlands (8%):
ING      ING Groep N.V. (ADR) *                                     4%            592       11.96        7,080
VIP      VimpelCom Ltd. (ADR)                                       4%            551       12.85        7,080

South Korea (8%):
KEP      Korea Electric Power Corporation (ADR) *                   4%            533       13.30        7,089
PKX      POSCO (ADR)                                                4%             66      107.41        7,089

Spain (4%):
BBVA     Banco Bilbao Vizcaya Argentaria, S.A. (ADR)                4%            622       11.38        7,078

United Kingdom (4%):
BCS      Barclays Plc (ADR)                                         4%            439       16.13        7,081
                                                                 _____                                ________
          Total Investments                                       100%                                $177,067
                                                                 =====                                ========

______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

                S&P Target 24 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)                                      Price           Shares      Share       the Trust (2)
________________________________                                      ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.49%):
AZO       AutoZone, Inc. *                                              2.45%           14        $291.32     $  4,079
DTV       DIRECTV, Inc. *                                               7.72%          256          50.13       12,833
FDO       Family Dollar Stores, Inc.                                    1.32%           41          53.44        2,191

Consumer Staples (12.06%):
KO        The Coca-Cola Company                                         6.42%          160          66.71       10,674
LO        Lorillard, Inc.                                               0.66%           10         109.12        1,091
PM        Philip Morris International Inc.                              4.98%          125          66.17        8,271

Energy (13.17%):
APA       Apache Corporation                                            3.86%           53         121.09        6,418
COP       ConocoPhillips                                                8.73%          196          74.02       14,508
HP        Helmerich & Payne, Inc.                                       0.58%           15          64.47          967

Financials (15.95%):
CB        The Chubb Corporation                                         8.30%          221          62.45       13,802
LUK       Leucadia National Corporation                                 3.75%          185          33.68        6,231
MCO       Moody's Corporation                                           3.90%          173          37.52        6,491

Health Care (12.46%):
BIIB      Biogen Idec Inc. *                                            6.95%          106         108.98       11,552
BCR       C.R. Bard, Inc.                                               2.50%           38         109.16        4,148
FRX       Forest Laboratories, Inc. *                                   3.01%          126          39.70        5,002

Industrials (11.67%):
JOYG      Joy Global Inc.                                               1.57%           29          90.11        2,613
UNP       Union Pacific Corporation                                     8.37%          135         103.00       13,905
GWW       W.W. Grainger, Inc.                                           1.73%           19         151.59        2,880

Information Technology (19.38%):
NVLS      Novellus Systems, Inc. *                                      1.22%           58          34.99        2,029
TXN       Texas Instruments Incorporated                               14.48%          755          31.88       24,069
XLNX      Xilinx, Inc.                                                  3.68%          173          35.37        6,119

Materials (3.82%):
BLL       Ball Corporation                                              1.01%           44          38.08        1,676
CLF       Cliffs Natural Resources Inc.                                 2.01%           37          90.39        3,344
IFF       International Flavors & Fragrances Inc.                       0.80%           21          63.48        1,333
                                                                      _______                                 ________
               Total Investments                                      100.00%                                 $166,226
                                                                      =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (14.43%):
AM        American Greetings Corporation                                2.22%         150         $ 24.25     $  3,637
SSP       The E.W. Scripps Company *                                    1.11%         195            9.33        1,819
ISCA      International Speedway Corporation                            2.22%         127           28.66        3,640
JAKK      JAKKS Pacific, Inc. *                                         1.11%         101           18.04        1,822
MHK       Mohawk Industries, Inc. *                                     2.22%          61           59.57        3,634
MOV       Movado Group, Inc.                                            1.11%         111           16.42        1,823
PBY       The Pep Boys-Manny, Moe & Jack                                1.11%         166           10.98        1,823
RT        Ruby Tuesday, Inc. *                                          1.11%         169           10.80        1,825
TOL       Toll Brothers, Inc. *                                         2.22%         175           20.78        3,636

Consumer Staples (3.34%):
NAFC      Nash Finch Company                                            1.11%          52           35.14        1,827
SFD       Smithfield Foods, Inc. *                                      2.23%         166           22.00        3,652

Energy (2.23%):
BRS       Bristow Group, Inc.                                           1.10%          37           48.93        1,810
CKH       SEACOR Holdings Inc.                                          1.13%          19           97.24        1,848

Financials (25.54%):
AFG       American Financial Group, Inc.                                2.22%         102           35.78        3,650
CUZ       Cousins Properties, Inc. (6)                                  2.22%         432            8.44        3,646
DFG       Delphi Financial Group, Inc. (Class A)                        1.11%          63           28.81        1,815
FNF       Fidelity National Financial, Inc.                             2.22%         231           15.78        3,645
IPCC      Infinity Property & Casualty Corporation                      1.10%          33           54.84        1,810
NPBC      National Penn Bancshares, Inc.                                1.11%         230            7.93        1,824
PLFE      Presidential Life Corporation                                 1.11%         178           10.27        1,828
PRA       ProAssurance Corporation *                                    1.11%          26           69.94        1,818
RGA       Reinsurance Group of America                                  2.22%          60           60.75        3,645
SIGI      Selective Insurance Group, Inc.                               1.11%         113           16.13        1,823
SLG       SL Green Realty Corp. (6)                                     2.22%          44           82.74        3,641
TWGP      Tower Group, Inc.                                             1.11%          77           23.70        1,825
TRMK      Trustmark Corporation                                         2.23%         156           23.44        3,657
WRB       W.R. Berkley Corporation                                      2.23%         113           32.34        3,654
WBS       Webster Financial Corporation                                 2.22%         174           20.95        3,645

Health Care (5.56%):
HWAY      Healthways, Inc. *                                            1.11%         121           15.05        1,821
KND       Kindred Healthcare, Inc. *                                    2.23%         169           21.61        3,652
LPNT      LifePoint Hospitals, Inc. *                                   2.22%          94           38.80        3,647

                       Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Industrials (12.22%):
ABFS     Arkansas Best Corporation                                      1.11%          78         $ 23.43     $  1,828
CW       Curtiss-Wright Corporation                                     1.11%          58           31.52        1,828
GKSR     G&K Services, Inc.                                             1.10%          55           32.89        1,809
GMT      GATX Corporation                                               2.23%          99           36.94        3,657
JBLU     JetBlue Airways Corporation *                                  2.22%         599            6.09        3,648
NCI      Navigant Consulting, Inc. *                                    1.11%         177           10.27        1,818
TRN      Trinity Industries, Inc.                                       2.23%         109           33.58        3,660
VVI      Viad Corp.                                                     1.11%          84           21.59        1,814

Information Technology (13.32%):
ARW      Arrow Electronics, Inc. *                                      2.22%          93           39.25        3,650
AVT      Avnet Inc. *                                                   2.21%         117           31.05        3,633
BELFB    Bel Fuse Inc. (Class B)                                        1.11%          86           21.26        1,828
COHU     Cohu, Inc.                                                     1.11%         141           12.89        1,817
CMTL     Comtech Telecommunications Corp.                               1.12%          66           27.72        1,830
CTS      CTS Corporation                                                1.11%         195            9.35        1,823
IRF      International Rectifier Corporation *                          2.23%         132           27.69        3,655
SNX      SYNNEX Corporation *                                           1.10%          59           30.70        1,811
UNTD     United Online, Inc.                                            1.11%         295            6.18        1,823

Materials (8.89%):
ASH      Ashland Inc.                                                   2.21%          57           63.65        3,628
CYT      Cytec Industries Inc.                                          2.23%          65           56.38        3,665
UFS      Domtar Corporation +                                           2.22%          39           93.42        3,643
OMG      OM Group, Inc. *                                               1.12%          46           39.91        1,836
WPP      Wausau Paper Corp.                                             1.11%         273            6.68        1,824

Telecommunication Services (2.23%):
TDS      Telephone and Data Systems, Inc.                               2.23%         116           31.49        3,653

Utilities (12.24%):
ATO      Atmos Energy Corporation                                       2.22%         110           33.10        3,641
AVA      Avista Corporation                                             1.12%          72           25.40        1,829
GXP      Great Plains Energy Incorporated                               2.23%         176           20.75        3,652
IDA      IDACORP, Inc.                                                  2.22%          93           39.25        3,650
NVE      NV Energy Inc.                                                 2.22%         238           15.31        3,644
WR       Westar Energy, Inc.                                            2.23%         136           26.88        3,656
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $164,095
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

                Target 50/50 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.49%):
ARB          Arbitron Inc.                                                  0.23%          23       $ 39.96     $    919
AZO          AutoZone, Inc. *                                               0.22%           3        291.32          874
BBBY         Bed Bath & Beyond Inc. *                                       0.46%          32         58.01        1,856
DDS          Dillard's, Inc. (Class A)                                      0.09%           7         51.24          359
DTV          DIRECTV, Inc. *                                                1.87%         149         50.13        7,470
DISH         DISH Network Corp. *                                           0.40%          54         29.60        1,598
DLTR         Dollar Tree, Inc. *                                            0.27%          16         67.16        1,075
DPZ          Domino's Pizza, Inc. *                                         0.09%          14         25.29          354
FDO          Family Dollar Stores, Inc.                                     0.11%           8         53.44          428
GIII         G-III Apparel Group, Ltd. *                                    0.14%          17         33.16          564
GT           The Goodyear Tire & Rubber Company *                           0.26%          63         16.60        1,046
HIBB         Hibbett Sports Inc. *                                          0.24%          24         39.82          956
HD           The Home Depot, Inc.                                           1.67%         186         35.98        6,692
IRBT         iRobot Corporation *                                           0.19%          22         34.90          768
MNRO         Monro Muffler Brake, Inc.                                      0.24%          26         36.60          952
NFLX         Netflix Inc. *                                                 0.46%           7        264.94        1,855
PCLN         priceline.com Incorporated *                                   0.75%           6        503.88        3,023
ROST         Ross Stores, Inc.                                              0.30%          15         79.34        1,190
SBGI         Sinclair Broadcast Group, Inc.                                 0.09%          31         11.00          341
SAH          Sonic Automotive, Inc.                                         0.13%          35         14.80          518
SBUX         Starbucks Corporation                                          0.94%          96         39.43        3,785
TRW          TRW Automotive Holdings Corp. *                                0.48%          33         58.56        1,932
VMED         Virgin Media Inc.                                              0.32%          41         31.19        1,279
VSI          Vitamin Shoppe, Inc. *                                         0.28%          25         45.54        1,138
VIV FP       Vivendi S.A. #                                                 0.42%          61         27.42        1,673
DIS          The Walt Disney Company                                        1.67%         174         38.35        6,673
ZUMZ         Zumiez Inc. *                                                  0.17%          28         24.39          683

Consumer Staples (0.99%):
KO           The Coca-Cola Company                                          0.53%          32         66.71        2,135
LO           Lorillard, Inc.                                                0.05%           2        109.12          218
PM           Philip Morris International Inc.                               0.41%          25         66.17        1,654

Energy (6.74%):
APA          Apache Corporation                                             0.33%          11        121.09        1,332
CVX          Chevron Corporation                                            4.57%         181        101.28       18,332
COP          ConocoPhillips                                                 0.72%          39         74.02        2,887
ENI IM       Eni SpA #                                                      0.42%          72         23.26        1,675
HP           Helmerich & Payne, Inc.                                        0.05%           3         64.47          193
RES          RPC, Inc.                                                      0.23%          38         24.04          914
FP FP        Total S.A. #                                                   0.42%          30         56.53        1,696

                       Schedule of Investments (cont'd.)

                Target 50/50 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Financials (20.95%):
ALL          The Allstate Corporation                                       2.50%         329       $ 30.45     $ 10,018
AF           Astoria Financial Corporation                                  2.50%         766         13.07       10,012
AV/ LN       Aviva Plc #                                                    0.42%         242          6.90        1,670
SAN SM       Banco Santander S.A. #                                         0.42%         148         11.27        1,668
CB           The Chubb Corporation                                          0.69%          44         62.45        2,748
DLLR         Dollar Financial Corporation *                                 0.20%          37         21.20          784
FNB          F.N.B. Corporation                                             2.50%         967         10.36       10,018
FNGN         Financial Engines, Inc. *                                      0.25%          38         25.92          985
FNFG         First Niagara Financial Group, Inc.                            2.50%         762         13.15       10,020
FMER         FirstMerit Corporation                                         2.50%         605         16.54       10,007
LUK          Leucadia National Corporation                                  0.31%          37         33.68        1,246
MCO          Moody's Corporation                                            0.33%          35         37.52        1,313
MUV2 GY      Muenchener Rueckversicherungs-Gesellschaft AG #                0.41%          11        149.66        1,646
PBCT         People's United Financial Inc.                                 2.50%         755         13.26       10,011
TCBI         Texas Capital Bancshares, Inc. *                               0.21%          32         25.69          822
TRMK         Trustmark Corporation                                          2.50%         427         23.44       10,009
WRLD         World Acceptance Corporation *                                 0.21%          13         65.82          856

Health Care (4.44%):
AZN LN       AstraZeneca Plc #                                              0.42%          34         49.41        1,680
BIIB         Biogen Idec Inc. *                                             1.41%          52        108.98        5,667
BCR          C.R. Bard, Inc.                                                0.22%           8        109.16          873
CPSI         Computer Programs and Systems, Inc.                            0.15%          10         61.99          620
FRX          Forest Laboratories, Inc. *                                    0.25%          25         39.70          992
IVC          Invacare Corporation                                           0.22%          27         33.01          891
KND          Kindred Healthcare, Inc. *                                     0.24%          45         21.61          972
KCI          Kinetic Concepts, Inc. *                                       0.27%          19         57.44        1,091
MDSO         Medidata Solutions, Inc. *                                     0.12%          21         23.49          493
MNTA         Momenta Pharmaceuticals Inc. *                                 0.22%          44         19.79          871
MWIV         MWI Veterinary Supply, Inc. *                                  0.22%          11         80.85          889
NEOG         Neogen Corp. *                                                 0.22%          20         44.91          898
THC          Tenet Healthcare Corporation *                                 0.20%         130          6.19          805
VPHM         ViroPharma Incorporated *                                      0.28%          64         17.78        1,138

Industrials (12.31%):
AIR          AAR Corp.                                                      0.23%          34         26.90          915
AVAV         Aerovironment Inc. *                                           0.16%          19         34.80          661
ALK          Alaska Air Group, Inc. *                                       0.09%           5         68.30          341
CAR          Avis Budget Group Inc. *                                       0.08%          20         16.90          338
BLT          Blount International, Inc. *                                   0.18%          42         17.28          726
BGG          Briggs & Stratton Corporation                                  2.50%         521         19.23       10,019
JOYG         Joy Global Inc.                                                0.13%           6         90.11          541

                       Schedule of Investments (cont'd.)

                Target 50/50 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Industrials (cont'd.):
KAMN         Kaman Corporation                                              0.19%          22       $ 34.57     $    761
NNBR         NN, Inc. *                                                     0.09%          23         14.82          341
NOC          Northrop Grumman Corporation                                   2.51%         146         68.81       10,046
RRD          R.R. Donnelley & Sons Company                                  2.50%         516         19.39       10,005
RSG          Republic Services, Inc.                                        2.50%         325         30.85       10,026
SHS          Sauer-Danfoss Inc. *                                           0.09%           7         49.36          346
SYKE         Sykes Enterprises, Incorporated *                              0.22%          41         21.50          881
UNP          Union Pacific Corporation                                      0.69%          27        103.00        2,781
GWW          W.W. Grainger, Inc.                                            0.15%           4        151.59          606

Information Technology (13.17%):
ACIW         ACI Worldwide, Inc. *                                          0.24%          29         33.13          961
ALTR         Altera Corporation                                             0.46%          41         45.33        1,859
ARW          Arrow Electronics, Inc. *                                      0.29%          30         39.25        1,177
AXTI         AXT, Inc. *                                                    0.06%          26          8.68          226
BIDU         Baidu, Inc. (ADR) +*                                           1.17%          34        137.58        4,678
BRKS         Brooks Automation Inc. *                                       0.08%          32         10.53          337
CHKP         Check Point Software Technologies Ltd. +*                      0.36%          26         56.09        1,458
COHR         Coherent, Inc. *                                               0.28%          21         53.65        1,127
DIOD         Diodes Incorporated *                                          0.25%          39         25.56          997
FCS          Fairchild Semiconductor International, Inc. *                  0.08%          20         16.95          339
FEIC         FEI Company *                                                  0.08%           9         37.11          334
SOLR         GT Solar International, Inc. *                                 0.09%          22         15.75          346
INTC         Intel Corporation                                              1.67%         312         21.39        6,674
IBM          International Business Machines Corporation                    1.66%          39        170.54        6,651
KLAC         KLA-Tencor Corporation                                         0.22%          22         39.74          874
KLIC         Kulicke & Soffa Industries, Inc. *                             0.09%          32         10.71          343
MSFT         Microsoft Corporation                                          1.67%         261         25.62        6,687
NANO         Nanometrics Incorporated *                                     0.09%          20         18.81          376
NTCT         NetScout Systems, Inc. *                                       0.19%          37         20.85          771
NOK1V FH     Nokia Oyj #                                                    0.42%         265          6.31        1,672
NVLS         Novellus Systems, Inc. *                                       0.10%          12         34.99          420
PLAB         Photronics, Inc. *                                             0.08%          42          8.00          336
SCSC         ScanSource, Inc. *                                             0.21%          23         36.94          850
STX          Seagate Technology +                                           0.21%          54         15.57          841
SNCR         Synchronoss Technologies, Inc. *                               0.26%          33         31.65        1,044
TXN          Texas Instruments Incorporated                                 1.20%         151         31.88        4,814
TTMI         TTM Technologies, Inc. *                                       0.27%          70         15.50        1,085
TYL          Tyler Technologies, Inc. *                                     0.19%          28         26.91          753
ULTI         The Ultimate Software Group, Inc. *                            0.29%          22         53.75        1,182
VRNT         Verint Systems Inc. *                                          0.30%          33         36.36        1,200
XLNX         Xilinx, Inc.                                                   0.61%          69         35.37        2,441

                       Schedule of Investments (cont'd.)

                Target 50/50 Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Materials (4.65%):
BCPC          Balchem Corporation                                           0.27%          25       $ 42.92     $  1,073
BLL           Ball Corporation                                              0.09%           9         38.08          343
CLF           Cliffs Natural Resources Inc.                                 1.02%          45         90.39        4,068
CMC           Commercial Metals Company                                     2.50%         701         14.28       10,010
EMN           Eastman Chemical Company                                      0.48%          19        101.09        1,921
IFF           International Flavors & Fragrances Inc.                       0.06%           4         63.48          254
MTRN          Materion Corporation *                                        0.15%          17         35.66          606
NEU           NewMarket Corporation                                         0.08%           2        168.17          336

Telecommunication Services (9.25%):
T             AT&T Inc.                                                     2.50%         320         31.26       10,003
BT            BT Group PLC (ADR) +                                          1.62%         202         32.08        6,480
CTL           CenturyLink, Inc.                                             2.50%         249         40.26       10,025
DTE GY        Deutsche Telekom AG #                                         0.41%         109         15.24        1,661
FTE FP        France Telecom S.A. #                                         0.41%          80         20.78        1,663
KPN NA        Koninklijke (Royal) KPN N.V. #                                0.42%         117         14.22        1,664
TNDM          Neutral Tandem, Inc. *                                        0.13%          30         17.38          521
TEF SM        Telefonica S.A. #                                             0.42%          70         23.81        1,667
TLSN SS       TeliaSonera AB #                                              0.42%         232          7.19        1,669
VOD LN        Vodafone Group Plc #                                          0.42%         628          2.66        1,668

Utilities (15.01%):
LNT           Alliant Energy Corporation                                    2.50%         248         40.36       10,009
D             Dominion Resources, Inc.                                      2.50%         208         48.10       10,005
EOAN GY       E.ON AG #                                                     0.42%          60         27.73        1,664
EIX           Edison International                                          2.50%         258         38.76       10,000
ENEL IM       Enel SpA #                                                    0.42%         260          6.41        1,666
GSZ FP        GDF Suez #                                                    0.42%          47         35.75        1,680
TEG           Integrys Energy Group, Inc.                                   2.50%         193         51.80        9,997
NG/ LN        National Grid Plc #                                           0.42%         171          9.76        1,669
PPL           PPL Corporation                                               2.50%         359         27.88       10,009
RWE GY        RWE AG #                                                      0.42%          31         54.46        1,688
SSE LN        Scottish & Southern Energy Plc #                              0.41%          74         22.45        1,661
                                                                          _______                               ________
                   Total Investments                                      100.00%                               $400,617
                                                                          =======                               ========
______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

     Target Diversified Dividend Portfolio, 3rd Quarter 2011 Series
                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (9.99%):
HHS         Harte-Hanks, Inc.                                           2.50%         556         $  7.98     $  4,437
SPLS        Staples, Inc.                                               2.50%         284           15.60        4,430
TGT         Target Corporation                                          2.49%          95           46.49        4,417
WHR         Whirlpool Corporation                                       2.50%          55           80.49        4,427

Consumer Staples (10.01%):
ADM         Archer-Daniels-Midland Company                              2.49%         146           30.31        4,425
BG          Bunge Limited +                                             2.51%          65           68.49        4,452
TAP         Molson Coors Brewing Company                                2.50%          99           44.77        4,432
UVV         Universal Corporation                                       2.51%         119           37.41        4,452

Energy (10.01%):
CVX         Chevron Corporation                                         2.51%          44          101.28        4,456
OSG         Overseas Shipholding Group, Inc.                            2.50%         161           27.50        4,428
TK          Teekay Corporation +                                        2.51%         143           31.08        4,444
TRP         TransCanada Corporation +                                   2.49%         101           43.79        4,423

Financials (10.00%):
ENH         Endurance Specialty Holdings Limited +                      2.50%         107           41.49        4,439
PRE         PartnerRe Ltd. +                                            2.50%          64           69.37        4,440
TWGP        Tower Group, Inc.                                           2.50%         187           23.70        4,432
VR          Validus Holdings, Limited +                                 2.50%         143           30.96        4,427

Health Care (9.99%):
ABT         Abbott Laboratories                                         2.50%          85           52.16        4,434
BMY         Bristol-Myers Squibb Company                                2.49%         155           28.54        4,424
LLY         Eli Lilly and Company                                       2.50%         119           37.27        4,435
JNJ         Johnson & Johnson                                           2.50%          67           66.31        4,443

Industrials (9.99%):
APOG        Apogee Enterprises, Inc.                                    2.50%         353           12.56        4,434
LLL         L-3 Communications Holdings, Inc.                           2.50%          51           86.93        4,433
RTN         Raytheon Company                                            2.49%          90           49.07        4,416
TGH         Textainer Group Holdings Limited +                          2.50%         146           30.32        4,427

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Information Technology (9.98%):
AVX         AVX Corporation                                             2.50%         297         $ 14.91     $  4,428
DBD         Diebold, Incorporated                                       2.49%         144           30.69        4,419
HRS         Harris Corporation                                          2.49%          99           44.69        4,424
INTC        Intel Corporation                                           2.50%         207           21.39        4,428

Materials (10.00%):
IP          International Paper Company                                 2.50%         152           29.16        4,432
MWV         MeadWestvaco Corporation                                    2.51%         136           32.70        4,447
SEE         Sealed Air Corporation                                      2.50%         190           23.34        4,435
SON         Sonoco Products Company                                     2.49%         125           35.36        4,420

Telecommunication Services (10.01%):
T           AT&T Inc.                                                   2.50%         142           31.26        4,439
CTL         CenturyLink, Inc.                                           2.50%         110           40.26        4,429
TU          TELUS Corporation +                                         2.51%          86           51.84        4,458
VZ          Verizon Communications Inc.                                 2.50%         121           36.72        4,443

Utilities (10.02%):
AEP         American Electric Power Company, Inc.                       2.50%         118           37.57        4,433
AVA         Avista Corporation                                          2.51%         175           25.40        4,445
ETR         Entergy Corporation                                         2.50%          65           68.29        4,439
SRE         Sempra Energy                                               2.51%          85           52.30        4,446
                                                                      _______                                 ________
                 Total Investments                                    100.00%                                 $177,372
                                                                      =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

    Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series
                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (5.39%):
HHS             Harte-Hanks, Inc.                                         0.62%          216       $  7.98     $  1,724
LAD LN          Ladbrokes Plc #                                           1.67%        1,920          2.39        4,595
SPLS            Staples, Inc.                                             0.62%          110         15.60        1,716
TGT             Target Corporation                                        0.62%           37         46.49        1,720
VIV FP          Vivendi S.A. #                                            1.25%          126         27.42        3,455
WHR             Whirlpool Corporation                                     0.61%           21         80.49        1,690

Consumer Staples (4.16%):
ADM             Archer-Daniels-Midland Company                            0.63%           57         30.31        1,728
BG              Bunge Limited +                                           0.62%           25         68.49        1,712
KFT             Kraft Foods Inc.                                          1.67%          132         34.83        4,598
TAP             Molson Coors Brewing Company                              0.62%           38         44.77        1,701
UVV             Universal Corporation                                     0.62%           46         37.41        1,721

Energy (6.24%):
CVX             Chevron Corporation                                       1.87%           51        101.28        5,166
ENI IM          Eni SpA #                                                 1.25%          148         23.26        3,443
OSG             Overseas Shipholding Group, Inc.                          0.63%           63         27.50        1,733
TK              Teekay Corporation +                                      0.62%           55         31.08        1,709
FP FP           Total S.A. #                                              1.25%           61         56.53        3,448
TRP             TransCanada Corporation +                                 0.62%           39         43.79        1,708

Financials (25.04%):
ALL             The Allstate Corporation                                  1.25%          113         30.45        3,441
AF              Astoria Financial Corporation                             1.25%          264         13.07        3,450
AV/ LN          Aviva Plc #                                               1.25%          500          6.90        3,449
SAN SM          Banco Santander S.A. #                                    1.25%          306         11.27        3,449
3988 HK         Bank of China Ltd. #                                      1.67%        9,478          0.48        4,596
2388 HK         BOC Hong Kong (Holdings) Limited #                        1.67%        1,598          2.88        4,595
939 HK          China Construction Bank #                                 1.67%        5,627          0.82        4,596
ENH             Endurance Specialty Holdings Limited +                    0.63%           42         41.49        1,743
FNB             F.N.B. Corporation                                        1.25%          333         10.36        3,450
FNFG            First Niagara Financial Group, Inc.                       1.25%          262         13.15        3,445
FMER            FirstMerit Corporation                                    1.25%          208         16.54        3,440
1398 HK         Industrial and Commercial Bank of China Ltd. #            1.67%        6,124          0.75        4,596
EMG LN          Man Group Plc #                                           1.67%        1,225          3.75        4,595
MUV2 GY         Muenchener Rueckversicherungs-Gesellschaft AG #           1.25%           23        149.66        3,442
PRE             PartnerRe Ltd. +                                          0.63%           25         69.37        1,734
PBCT            People's United Financial Inc.                            1.25%          260         13.26        3,448
RSA LN          Royal & Sun Alliance Insurance Group Plc #                1.67%        2,152          2.14        4,595
TWGP            Tower Group, Inc.                                         0.63%           73         23.70        1,730
TRMK            Trustmark Corporation                                     1.25%          147         23.44        3,446
VR              Validus Holdings, Limited +                               0.63%           56         30.96        1,734


                       Schedule of Investments (cont'd.)

    Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series
                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Health Care (5.39%):
ABT             Abbott Laboratories                                       0.62%           33       $ 52.16     $  1,721
AZN LN          AstraZeneca Plc #                                         1.25%           70         49.41        3,459
BMY             Bristol-Myers Squibb Company                              0.62%           60         28.54        1,712
LLY             Eli Lilly and Company                                     0.62%           46         37.27        1,714
JNJ             Johnson & Johnson                                         0.62%           26         66.31        1,724
PFE             Pfizer Inc.                                               1.66%          222         20.67        4,589

Industrials (12.50%):
APOG            Apogee Enterprises, Inc.                                  0.62%          137         12.56        1,721
BA/ LN          BAE SYSTEMS Plc #                                         1.66%          901          5.10        4,593
BGG             Briggs & Stratton Corporation                             1.25%          179         19.23        3,442
293 HK          Cathay Pacific Airways Limited #                          1.67%        1,982          2.32        4,596
GE              General Electric Company                                  1.67%          248         18.56        4,603
LLL             L-3 Communications Holdings, Inc.                         0.63%           20         86.93        1,739
NOC             Northrop Grumman Corporation                              1.25%           50         68.81        3,440
RRD             R.R. Donnelley & Sons Company                             1.25%          178         19.39        3,451
RTN             Raytheon Company                                          0.62%           35         49.07        1,717
RSG             Republic Services, Inc.                                   1.25%          112         30.85        3,455
TGH             Textainer Group Holdings Limited +                        0.63%           57         30.32        1,728

Information Technology (5.43%):
AVX             AVX Corporation                                           0.63%          116         14.91        1,730
DBD             Diebold, Incorporated                                     0.62%           56         30.69        1,719
HRS             Harris Corporation                                        0.63%           39         44.69        1,743
INTC            Intel Corporation                                         2.30%          296         21.39        6,332
NOK1V FH        Nokia Oyj #                                               1.25%          546          6.31        3,445

Materials (3.76%):
CMC             Commercial Metals Company                                 1.25%          241         14.28        3,441
IP              International Paper Company                               0.62%           59         29.16        1,720
MWV             MeadWestvaco Corporation                                  0.63%           53         32.70        1,733
SEE             Sealed Air Corporation                                    0.63%           74         23.34        1,727
SON             Sonoco Products Company                                   0.63%           49         35.36        1,733

Telecommunication Services (15.84%):
T               AT&T Inc.                                                 3.54%          312         31.26        9,753
CTL             CenturyLink, Inc.                                         1.88%          129         40.26        5,193
DTE GY          Deutsche Telekom AG #                                     1.25%          226         15.24        3,443
FTE FP          France Telecom S.A. #                                     1.25%          166         20.78        3,450
KPN NA          Koninklijke (Royal) KPN N.V. #                            1.25%          242         14.22        3,442
TEF SM          Telefonica S.A. #                                         1.25%          145         23.81        3,453
TLSN SS         TeliaSonera AB #                                          1.25%          479          7.19        3,445
TU              TELUS Corporation +                                       0.62%           33         51.84        1,711
VZ              Verizon Communications Inc.                               0.63%           47         36.72        1,726
VOD LN          Vodafone Group Plc #                                      2.92%        3,027          2.66        8,041


                       Schedule of Investments (cont'd.)

    Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series
                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Utilities (16.25%):
LNT             Alliant Energy Corporation                                1.24%           85       $ 40.36     $  3,431
AEP             American Electric Power Company, Inc.                     0.63%           46         37.57        1,728
AVA             Avista Corporation                                        0.63%           68         25.40        1,727
D               Dominion Resources, Inc.                                  1.26%           72         48.10        3,463
EOAN GY         E.ON AG #                                                 1.25%          124         27.73        3,438
EIX             Edison International                                      1.25%           89         38.76        3,450
ENEL IM         Enel SpA #                                                1.25%          538          6.41        3,447
ETR             Entergy Corporation                                       0.62%           25         68.29        1,707
GSZ FP          GDF Suez #                                                1.24%           96         35.75        3,432
TEG             Integrys Energy Group, Inc.                               1.26%           67         51.80        3,471
NG/ LN          National Grid Plc #                                       1.25%          353          9.76        3,446
PPL             PPL Corporation                                           1.25%          124         27.88        3,457
RWE GY          RWE AG #                                                  1.24%           63         54.46        3,431
SSE LN          Scottish & Southern Energy Plc #                          1.25%          154         22.45        3,457
SRE             Sempra Energy                                             0.63%           33         52.30        1,726
                                                                        _______                                ________
                     Total Investments                                  100.00%                                $275,736
                                                                        =======                                ========
______________________

See "Notes to Schedules of Investments" on page 52.

                            Schedule of Investments

             Target Double Play Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (8.38%):
DDS      Dillard's, Inc. (Class A)                                        0.50%             16       $ 51.24     $    820
DISH     DISH Network Corp. *                                             2.41%            133         29.60        3,937
DPZ      Domino's Pizza, Inc. *                                           0.51%             33         25.29          835
GT       The Goodyear Tire & Rubber Company *                             1.58%            155         16.60        2,573
SBGI     Sinclair Broadcast Group, Inc.                                   0.51%             75         11.00          825
TRW      TRW Automotive Holdings Corp. *                                  2.87%             80         58.56        4,685

Energy (16.33%):
CVX      Chevron Corporation                                             14.95%            241        101.28       24,408
RES      RPC, Inc.                                                        1.38%             94         24.04        2,260

Financials (17.50%):
ALL      The Allstate Corporation                                         2.50%            134         30.45        4,080
AF       Astoria Financial Corporation                                    2.50%            312         13.07        4,078
FNB      F.N.B. Corporation                                               2.50%            394         10.36        4,082
FNFG     First Niagara Financial Group, Inc.                              2.50%            311         13.15        4,090
FMER     FirstMerit Corporation                                           2.50%            247         16.54        4,085
PBCT     People's United Financial Inc.                                   2.50%            308         13.26        4,084
TRMK     Trustmark Corporation                                            2.50%            174         23.44        4,079

Health Care (2.85%):
KCI      Kinetic Concepts, Inc. *                                         1.65%             47         57.44        2,700
THC      Tenet Healthcare Corporation *                                   1.20%            318          6.19        1,968

Industrials (12.02%):
ALK      Alaska Air Group, Inc. *                                         0.50%             12         68.30          820
CAR      Avis Budget Group Inc. *                                         0.51%             49         16.90          828
BGG      Briggs & Stratton Corporation                                    2.50%            212         19.23        4,077
NNBR     NN, Inc. *                                                       0.51%             56         14.82          830
NOC      Northrop Grumman Corporation                                     2.49%             59         68.81        4,060
RRD      R.R. Donnelley & Sons Company                                    2.51%            211         19.39        4,091
RSG      Republic Services, Inc.                                          2.49%            132         30.85        4,072
SHS      Sauer-Danfoss Inc. *                                             0.51%             17         49.36          839

Information Technology (4.77%):
ARW      Arrow Electronics, Inc. *                                        1.75%             73         39.25        2,865
BRKS     Brooks Automation Inc. *                                         0.50%             78         10.53          821
FCS      Fairchild Semiconductor International, Inc. *                    0.51%             49         16.95          831
FEIC     FEI Company *                                                    0.50%             22         37.11          816
SOLR     GT Solar International, Inc. *                                   0.50%             52         15.75          819
KLIC     Kulicke & Soffa Industries, Inc. *                               0.51%             77         10.71          825
PLAB     Photronics, Inc. *                                               0.50%            103          8.00          824


                       Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
Materials (10.95%):
CLF      Cliffs Natural Resources Inc.                                    5.15%             93       $ 90.39     $  8,406
CMC      Commercial Metals Company                                        2.50%            286         14.28        4,084
EMN      Eastman Chemical Company                                         2.79%             45        101.09        4,549
NEU      NewMarket Corporation                                            0.51%              5        168.17          841

Telecommunication Services (14.71%):
T        AT&T Inc.                                                        2.51%            131         31.26        4,095
BT       BT Group PLC (ADR) +                                             9.71%            494         32.08       15,848
CTL      CenturyLink, Inc.                                                2.49%            101         40.26        4,066

Utilities (12.49%):
LNT      Alliant Energy Corporation                                       2.50%            101         40.36        4,076
D        Dominion Resources, Inc.                                         2.50%             85         48.10        4,088
EIX      Edison International                                             2.49%            105         38.76        4,070
TEG      Integrys Energy Group, Inc.                                      2.51%             79         51.80        4,092
PPL      PPL Corporation                                                  2.49%            146         27.88        4,070
                                                                        _______                                  ________
              Total Investments                                         100.00%                                  $163,292
                                                                        =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

              Target Focus Five Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.76%):
AM            American Greetings Corporation                              0.54%              59      $ 24.25     $  1,431
BMW GY        Bayerische Motoren Werke (BMW) AG #                         1.00%              27        99.38        2,683
DDS           Dillard's, Inc. (Class A)                                   0.25%              13        51.24          666
DISH          DISH Network Corp. *                                        1.15%             104        29.60        3,078
DPZ           Domino's Pizza, Inc. *                                      0.25%              26        25.29          658
SSP           The E.W. Scripps Company *                                  0.27%              76         9.33          709
GT            The Goodyear Tire & Rubber Company *                        0.76%             122        16.60        2,025
HMC           Honda Motor Co., Ltd. (ADR) +                               0.32%              22        38.64          850
ISCA          International Speedway Corporation                          0.54%              50        28.66        1,433
JAKK          JAKKS Pacific, Inc. *                                       0.26%              39        18.04          704
MHK           Mohawk Industries, Inc. *                                   0.53%              24        59.57        1,430
MOV           Movado Group, Inc.                                          0.26%              43        16.42          706
PC            Panasonic Corporation (ADR) +                               0.32%              71        12.09          858
PBY           The Pep Boys-Manny, Moe & Jack                              0.27%              65        10.98          714
RT            Ruby Tuesday, Inc. *                                        0.27%              66        10.80          713
SBGI          Sinclair Broadcast Group, Inc.                              0.24%              59        11.00          649
SNE           Sony Corporation (ADR) +                                    0.32%              33        25.60          845
TOL           Toll Brothers, Inc. *                                       0.54%              69        20.78        1,434
TM            Toyota Motor Corporation (ADR) +                            0.30%              10        81.53          815
TRW           TRW Automotive Holdings Corp. *                             1.38%              63        58.56        3,689
VIV FP        Vivendi S.A. #                                              0.99%              97        27.42        2,660
VOW3 GY       Volkswagen AG (Preference Shares) #                         1.00%              13       205.91        2,677

Consumer Staples (0.79%):
NAFC          Nash Finch Company                                          0.26%              20        35.14          703
SFD           Smithfield Foods, Inc. *                                    0.53%              65        22.00        1,430

Energy (13.32%):
BRS           Bristow Group, Inc.                                         0.27%              15        48.93          734
CVX           Chevron Corporation                                         7.19%             190       101.28       19,243
ECA           EnCana Corp. +                                              0.32%              28        30.35          850
ENI IM        Eni SpA #                                                   1.00%             115        23.26        2,675
PBR           Petroleo Brasileiro S.A. (ADR) +                            0.32%              26        33.25          865
REP SM        Repsol YPF, S.A. #                                          1.00%              80        33.49        2,679
RDSB LN       Royal Dutch Shell Plc #                                     0.99%              76        34.96        2,657
RES           RPC, Inc.                                                   0.67%              74        24.04        1,779
CKH           SEACOR Holdings Inc.                                        0.25%               7        97.24          681
FP FP         Total S.A. #                                                0.99%              47        56.53        2,657
TOT           Total S.A. (ADR) +                                          0.32%              15        56.56          848

Financials (19.10%):
ALL           The Allstate Corporation                                    1.20%             105        30.45        3,197
AFG           American Financial Group, Inc.                              0.54%              40        35.78        1,431
AF            Astoria Financial Corporation                               1.20%             245        13.07        3,202
BBVA          Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +               0.32%              75        11.38          854
BCS           Barclays Plc (ADR) +                                        0.32%              53        16.13          855

                       Schedule of Investments (cont'd.)


              Target Focus Five Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
Financials (cont'd.):
CUZ           Cousins Properties, Inc. (6)                                0.53%             169      $  8.44     $  1,426
DFG           Delphi Financial Group, Inc. (Class A)                      0.27%              25        28.81          720
FNB           F.N.B. Corporation                                          1.20%             310        10.36        3,212
FNF           Fidelity National Financial, Inc.                           0.53%              90        15.78        1,420
FNFG          First Niagara Financial Group, Inc.                         1.20%             244        13.15        3,209
FMER          FirstMerit Corporation                                      1.20%             194        16.54        3,209
IPCC          Infinity Property & Casualty Corporation                    0.27%              13        54.84          713
ING           ING Groep N.V. (ADR) +*                                     0.32%              71        11.96          849
MFC           Manulife Financial Corporation +                            0.32%              50        16.94          847
MTU           Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +         0.32%             181         4.72          854
MFG           Mizuho Financial Group, Inc. (ADR) +                        0.32%             261         3.28          856
NPBC          National Penn Bancshares, Inc.                              0.27%              90         7.93          714
PBCT          People's United Financial Inc.                              1.20%             242        13.26        3,209
PLFE          Presidential Life Corporation                               0.27%              69        10.27          709
PRA           ProAssurance Corporation *                                  0.26%              10        69.94          699
RGA           Reinsurance Group of America                                0.52%              23        60.75        1,397
SIGI          Selective Insurance Group, Inc.                             0.27%              44        16.13          710
SLG           SL Green Realty Corp. (6)                                   0.53%              17        82.74        1,407
SMFG          Sumitomo Mitsui Financial Group, Inc. (ADR) +               0.32%             141         6.06          854
SLF           Sun Life Financial Inc. +                                   0.32%              29        29.18          846
TWGP          Tower Group, Inc.                                           0.27%              30        23.70          711
TRMK          Trustmark Corporation                                       1.73%             198        23.44        4,641
UL FP         Unibail-Rodamco SE #                                        1.02%              12       227.29        2,727
WRB           W.R. Berkley Corporation                                    0.53%              44        32.34        1,423
WBS           Webster Financial Corporation                               0.53%              68        20.95        1,425
4 HK          Wharf Holdings Ltd #                                        1.00%             387         6.91        2,673

Health Care (2.70%):
HWAY          Healthways, Inc. *                                          0.26%              47        15.05          707
KND           Kindred Healthcare, Inc. *                                  0.53%              66        21.61        1,426
KCI           Kinetic Concepts, Inc. *                                    0.79%              37        57.44        2,125
LPNT          LifePoint Hospitals, Inc. *                                 0.54%              37        38.80        1,436
THC           Tenet Healthcare Corporation *                              0.58%             249         6.19        1,541

Industrials (9.72%):
ALK           Alaska Air Group, Inc. *                                    0.26%              10        68.30          683
ABFS          Arkansas Best Corporation                                   0.26%              30        23.43          703
CAR           Avis Budget Group Inc. *                                    0.24%              38        16.90          642
BGG           Briggs & Stratton Corporation                               1.20%             167        19.23        3,211
CW            Curtiss-Wright Corporation                                  0.27%              23        31.52          725
GKSR          G&K Services, Inc.                                          0.27%              22        32.89          724
GMT           GATX Corporation                                            0.54%              39        36.94        1,441
JBLU          JetBlue Airways Corporation *                               0.53%             234         6.09        1,425
8031 JP       MITSUI & CO., LTD. #                                        1.00%             155        17.24        2,673
NCI           Navigant Consulting, Inc. *                                 0.26%              69        10.27          709
NNBR          NN, Inc. *                                                  0.24%              44        14.82          652

                       Schedule of Investments (cont'd.)

              Target Focus Five Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
Industrials (cont'd.):
NOC           Northrop Grumman Corporation                                1.21%              47      $ 68.81     $  3,234
RRD           R.R. Donnelley & Sons Company                               1.20%             165        19.39        3,199
RSG           Republic Services, Inc.                                     1.20%             104        30.85        3,208
SHS           Sauer-Danfoss Inc. *                                        0.24%              13        49.36          642
TRN           Trinity Industries, Inc.                                    0.53%              42        33.58        1,410
VVI           Viad Corp.                                                  0.27%              33        21.59          712

Information Technology (8.14%):
ARW           Arrow Electronics, Inc. *                                   1.38%              94        39.25        3,690
AVT           Avnet Inc. *                                                0.53%              46        31.05        1,428
BELFB         Bel Fuse Inc. (Class B)                                     0.27%              34        21.26          723
BRKS          Brooks Automation Inc. *                                    0.24%              61        10.53          642
COHU          Cohu, Inc.                                                  0.27%              55        12.89          709
CMTL          Comtech Telecommunications Corp.                            0.27%              26        27.72          721
CTS           CTS Corporation                                             0.27%              76         9.35          711
FCS           Fairchild Semiconductor International, Inc. *               0.24%              38        16.95          644
FEIC          FEI Company *                                               0.25%              18        37.11          668
SOLR          GT Solar International, Inc. *                              0.24%              41        15.75          646
6501 JP       Hitachi, Ltd. #                                             1.00%             458         5.84        2,674
HIT           Hitachi, Ltd. (ADR) +                                       0.33%              15        58.64          880
IRF           International Rectifier Corporation *                       0.53%              51        27.69        1,412
KLIC          Kulicke & Soffa Industries, Inc. *                          0.24%              60        10.71          643
6971 JP       Kyocera Corporation #                                       0.99%              26       101.69        2,644
NOK           Nokia Oyj (ADR) +                                           0.32%             135         6.33          855
PLAB          Photronics, Inc. *                                          0.24%              81         8.00          648
SNX           SYNNEX Corporation *                                        0.26%              23        30.70          706
UNTD          United Online, Inc.                                         0.27%             115         6.18          711

Materials (9.72%):
ASH           Ashland Inc.                                                0.52%              22        63.65        1,400
BAS GY        BASF SE #                                                   1.00%              28        95.72        2,680
CLF           Cliffs Natural Resources Inc.                               2.47%              73        90.39        6,598
CMC           Commercial Metals Company                                   1.20%             225        14.28        3,213
CYT           Cytec Industries Inc.                                       0.53%              25        56.38        1,410
UFS           Domtar Corporation +                                        0.52%              15        93.42        1,401
EMN           Eastman Chemical Company                                    1.36%              36       101.09        3,639
NEU           NewMarket Corporation                                       0.25%               4       168.17          673
OMG           OM Group, Inc. *                                            0.27%              18        39.91          718
PKX           POSCO (ADR) +                                               0.32%               8       107.41          859
RIO LN        Rio Tinto Plc #                                             1.01%              38        70.85        2,692
WPP           Wausau Paper Corp.                                          0.27%             107         6.68          715

Telecommunication Services (12.50%):
T             AT&T Inc.                                                   1.20%             103        31.26        3,220
BT            BT Group PLC (ADR) +                                        4.65%             388        32.08       12,447
CTL           CenturyLink, Inc.                                           1.20%              80        40.26        3,221
CHU           China Unicom Ltd. (ADR) +                                   0.32%              42        20.22          849

                       Schedule of Investments (cont'd.)

              Target Focus Five Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


                       At the Opening of Business on the
                     Initial Date of Deposit-June 30, 2011


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
Telecommunication Services (cont'd.):
FTE           France Telecom S.A. (ADR) +                                 0.32%              41      $ 20.77     $    852
NTT           Nippon Telegraph and Telephone Corporation (ADR) +          0.32%              36        23.90          860
9432 JP       Nippon Telegraph and Telephone Corporation (NTT) #          1.00%              56        47.80        2,677
DCM           NTT DoCoMo, Inc. (ADR) +                                    0.32%              48        17.76          852
TIT IM        Telecom Italia SpA #                                        1.00%           1,978         1.35        2,672
TI            Telecom Italia SpA (ADR) +                                  0.32%              63        13.52          852
TDS           Telephone and Data Systems, Inc.                            0.53%              45        31.49        1,417
VIP           VimpelCom Ltd. (ADR) +                                      0.32%              67        12.85          861
VOD LN        Vodafone Group Plc #                                        1.00%           1,006         2.66        2,672

Utilities (12.25%):
LNT           Alliant Energy Corporation                                  1.19%              79        40.36        3,188
ATO           Atmos Energy Corporation                                    0.53%              43        33.10        1,423
AVA           Avista Corporation                                          0.27%              28        25.40          711
D             Dominion Resources, Inc.                                    1.21%              67        48.10        3,223
EIX           Edison International                                        1.20%              83        38.76        3,217
ENEL IM       Enel SpA #                                                  1.00%             417         6.41        2,672
GAS SM        Gas Natural SDG, S.A. #                                     1.00%             133        20.11        2,674
GXP           Great Plains Energy Incorporated                            0.54%              69        20.75        1,432
IBE SM        Iberdrola S.A. #                                            1.00%             306         8.74        2,674
IDA           IDACORP, Inc.                                               0.53%              36        39.25        1,413
TEG           Integrys Energy Group, Inc.                                 1.20%              62        51.80        3,212
KEP           Korea Electric Power Corporation (ADR) +*                   0.32%              64        13.30          851
NVE           NV Energy Inc.                                              0.53%              93        15.31        1,424
PPL           PPL Corporation                                             1.20%             115        27.88        3,206
WR            Westar Energy, Inc.                                         0.53%              53        26.88        1,425
                                                                        _______                                  ________
                   Total Investments                                    100.00%                                  $267,405
                                                                        =======                                  ========

___________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

       Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


    At the Opening of Business on the Initial Date of Deposit-June 30, 2011


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.00%):
BKE         The Buckle, Inc.                                              2.00%              78      $ 43.00     $  3,354
CNK         Cinemark Holdings, Inc.                                       2.00%             163        20.59        3,356
GRMN        Garmin Ltd. +                                                 2.00%             105        32.05        3,365
ENL         Reed Elsevier NV (ADR) +                                      2.00%             128        26.25        3,360
WYNN        Wynn Resorts, Limited                                         2.00%              24       140.21        3,365

Consumer Staples (10.04%):
MO          Altria Group, Inc.                                            2.01%             129        26.10        3,367
BTI         British American Tobacco Plc (ADR) +                          2.01%              39        86.57        3,376
KMB         Kimberly-Clark Corporation                                    2.01%              51        66.17        3,375
LO          Lorillard, Inc.                                               2.02%              31       109.12        3,383
RAI         Reynolds American Inc.                                        1.99%              90        37.11        3,340

Energy (9.97%):
DO          Diamond Offshore Drilling, Inc.                               1.98%              48        69.41        3,332
E           Eni SpA (ADR) +                                               1.99%              72        46.48        3,347
RDS/A       Royal Dutch Shell Plc (ADR) +                                 2.00%              48        69.97        3,359
SDRL        Seadrill Limited +                                            2.01%              97        34.72        3,368
TOT         Total S.A. (ADR) +                                            1.99%              59        56.56        3,337

Financials (21.98%):
PVD         Administradora de Fondos de Pensiones Provida SA (ADR) +      1.99%              47        71.19        3,346
AGNC        American Capital Agency Corp. (6)                             1.00%              58        29.00        1,682
NLY         Annaly Capital Management Inc. (6)                            1.00%              93        17.97        1,671
CMO         Capstead Mortgage Corporation (6)                             1.00%             126        13.35        1,682
CIM         Chimera Investment Corporation (6)                            1.00%             482         3.48        1,677
EPR         Entertainment Properties Trust (6)                            0.99%              36        46.35        1,669
EQY         Equity One, Inc. (6)                                          1.00%              90        18.57        1,671
GOV         Government Properties Income Trust (6)                        1.00%              62        27.14        1,683
IVR         Invesco Mortgage Capital Inc. (6)                             1.00%              80        20.97        1,678
LRY         Liberty Property Trust (6)                                    1.00%              51        33.00        1,683
MPW         Medical Properties Trust Inc. (6)                             1.00%             146        11.52        1,682
MFA         MFA Financial, Inc. (6)                                       1.00%             207         8.09        1,675
NHI         National Health Investors, Inc. (6)                           1.01%              38        44.54        1,692
PDM         Piedmont Office Realty Trust Inc. (6)                         1.00%              82        20.49        1,680
PCL         Plum Creek Timber Company, Inc. (6)                           1.00%              42        40.16        1,687
PCH         Potlatch Corporation (6)                                      1.01%              48        35.23        1,691
O           Realty Income Corporation (6)                                 1.00%              50        33.67        1,683

                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series
                                    FT 2977



    At the Opening of Business on the Initial Date of Deposit-June 30, 2011




                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
Financials (cont'd.):
SNH         Senior Housing Properties Trust (6)                           0.99%              71      $ 23.52     $  1,670
SSS         Sovran Self Storage, Inc. (6)                                 1.00%              41        40.79        1,672
STWD        Starwood Property Trust Inc. (6)                              1.00%              83        20.25        1,681
VTR         Ventas, Inc. (6)                                              0.99%              31        53.57        1,661

Health Care (8.03%):
AZN         AstraZeneca Plc (ADR) +                                       2.01%              68        49.50        3,366
BMY         Bristol-Myers Squibb Company                                  2.01%             118        28.54        3,368
LLY         Eli Lilly and Company                                         2.00%              90        37.27        3,354
RHHBY       Roche Holding AG (ADR) +                                      2.01%              81        41.60        3,370

Industrials (7.99%):
DLX         Deluxe Corporation                                            2.00%             137        24.48        3,354
RRD         R.R. Donnelley & Sons Company                                 2.00%             173        19.39        3,354
TAL         TAL International Group, Inc.                                 1.99%              99        33.76        3,342
WERN        Werner Enterprises, Inc.                                      2.00%             135        24.82        3,351

Information Technology (4.00%):
STX         Seagate Technology +                                          2.00%             216        15.57        3,363
STM         STMicroelectronics N.V. +                                     2.00%             344         9.75        3,354

Telecommunication Services (11.99%):
T           AT&T Inc.                                                     1.99%             107        31.26        3,345
BTM         Brasil Telecom S.A. (ADR) +                                   2.00%             118        28.44        3,356
CTL         CenturyLink, Inc.                                             1.99%              83        40.26        3,342
TEO         Telecom Argentina S.A. (ADR) +                                2.00%             129        26.03        3,358
NZT         Telecom Corporation of New Zealand Limited (ADR) +            2.00%             336         9.98        3,353
VIV         Telesp-Telecomunicacoes de Sao Paulo S.A. (ADR) +             2.01%             117        28.82        3,372

Utilities (16.00%):
AVA         Avista Corporation                                            2.00%             132        25.40        3,353
CNP         CenterPoint Energy, Inc.                                      2.00%             174        19.34        3,365
SBS         Companhia de Saneamento Basico do Estado de Sao Paulo-
            SABESP (ADR) +                                                1.99%              56        59.81        3,349
CIG         Companhia Energetica de Minas Gerais-CEMIG (ADR) +            2.00%             163        20.56        3,351
CPL         CPFL Energia S.A. (ADR) +                                     2.01%              39        86.52        3,374
D           Dominion Resources, Inc.                                      2.01%              70        48.10        3,367
NGG         National Grid Plc (ADR) +                                     1.99%              68        49.11        3,339
POR         Portland General Electric Company                             2.00%             133        25.22        3,354
                                                                        _______                                  ________
                 Total Investments                                      100.00%                                  $167,854
                                                                        =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

                Target Growth Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


    At the Opening of Business on the Initial Date of Deposit-June 30, 2011


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.03%):
COH       Coach, Inc.                                                     3.34%              90      $ 62.09     $  5,588
DLTR      Dollar Tree, Inc. *                                             3.33%              83        67.16        5,574
FOSL      Fossil, Inc. *                                                  3.35%              48       116.82        5,607
LCAPA     Liberty Media Capital Series A *                                3.34%              68        82.09        5,582
LULU      Lululemon Athletica Inc. +*                                     3.34%              50       111.68        5,584
THI       Tim Hortons, Inc. +                                             3.33%             116        48.06        5,575

Consumer Staples (13.31%):
CL        Colgate-Palmolive Company                                       3.32%              64        86.74        5,551
EL        The Estee Lauder Companies Inc.                                 3.33%              53       105.13        5,572
HLF       Herbalife Ltd. +                                                3.34%              98        57.11        5,597
PM        Philip Morris International Inc.                                3.32%              84        66.17        5,558

Energy (3.33%):
HAL       Halliburton Company                                             3.33%             112        49.82        5,580

Financials (6.68%):
CBG       CB Richard Ellis Group, Inc. *                                  3.34%             222        25.18        5,590
LUK       Leucadia National Corporation                                   3.34%             166        33.68        5,591

Health Care (16.65%):
A         Agilent Technologies, Inc. *                                    3.33%             110        50.59        5,565
BAX       Baxter International Inc.                                       3.34%              94        59.48        5,591
BIIB      Biogen Idec Inc. *                                              3.32%              51       108.98        5,558
FRX       Forest Laboratories, Inc. *                                     3.34%             141        39.70        5,598
PRGO      Perrigo Company                                                 3.32%              64        86.95        5,565

Industrials (6.66%):
CAT       Caterpillar Inc.                                                3.33%              54       103.36        5,581
ROK       Rockwell Automation, Inc.                                       3.33%              65        85.85        5,580

Information Technology (20.01%):
ALTR      Altera Corporation                                              3.33%             123        45.33        5,576
ATML      Atmel Corporation *                                             3.34%             409        13.65        5,583
AVGO      Avago Technologies Limited +                                    3.33%             148        37.71        5,581
DELL      Dell Inc. *                                                     3.34%             340        16.42        5,583
MA        MasterCard, Inc.                                                3.33%              18       309.70        5,575
XLNX      Xilinx, Inc.                                                    3.34%             158        35.37        5,589

Materials (13.33%):
ALB       Albemarle Corporation                                           3.32%              81        68.52        5,550
CLF       Cliffs Natural Resources Inc.                                   3.35%              62        90.39        5,604
EMN       Eastman Chemical Company                                        3.32%              55       101.09        5,560
LYB       LyondellBasell Industries NV +                                  3.34%             146        38.29        5,590
                                                                        _______                                  ________
                  Total Investments                                     100.00%                                  $167,378
                                                                        =======                                  ========
___________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

              Target Small-Cap Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


 At the Opening of Business on the Initial Date of Deposit-June 30, 2011



                                                                       Percentage      Number      Market        Cost of
Ticker Symbol and                                                      of Aggregate    of          Value per     Securities to
Name of Issuer of Securities (1)                                       Offering Price  Shares      Share         the Trust (2)
________________________________                                       ______________  ______      _________     _____________
CoMMON STOCKS (100.00%):
Consumer Discretionary (19.54%):
ARB       Arbitron Inc.                                                  2.81%          118        $ 39.96       $  4,715
GIII      G-III Apparel Group, Ltd. *                                    1.72%           87          33.16          2,885
HIBB      Hibbett Sports Inc. *                                          2.80%          118          39.82          4,699
IRBT      iRobot Corporation *                                           2.35%          113          34.90          3,944
MNRO      Monro Muffler Brake, Inc.                                      2.88%          132          36.60          4,831
SAH       Sonic Automotive, Inc.                                         1.54%          175          14.80          2,590
VSI       Vitamin Shoppe, Inc. *                                         3.41%          126          45.54          5,738
ZUMZ      Zumiez Inc. *                                                  2.03%          140          24.39          3,415

Financials (10.32%):
DLLR      Dollar Financial Corporation *                                 2.33%          185          21.20          3,922
FNGN      Financial Engines, Inc. *                                      2.95%          191          25.92          4,951
TCBI      Texas Capital Bancshares, Inc. *                               2.45%          160          25.69          4,110
WRLD      World Acceptance Corporation *                                 2.59%           66          65.82          4,344

Health Care (20.12%):
CPSI      Computer Programs and Systems, Inc.                            1.77%           48          61.99          2,976
IVC       Invacare Corporation                                           2.65%          135          33.01          4,456
KND       Kindred Healthcare, Inc. *                                     2.89%          225          21.61          4,862
MDSO      Medidata Solutions, Inc. *                                     1.47%          105          23.49          2,466
MNTA      Momenta Pharmaceuticals Inc. *                                 2.60%          221          19.79          4,374
MWIV      MWI Veterinary Supply, Inc. *                                  2.65%           55          80.85          4,447
NEOG      Neogen Corp. *                                                 2.67%          100          44.91          4,491
VPHM      ViroPharma Incorporated *                                      3.42%          323          17.78          5,743

Industrials (11.82%):
AIR       AAR Corp.                                                      2.72%          170          26.90          4,573
AVAV      Aerovironment Inc. *                                           2.01%           97          34.80          3,376
BLT       Blount International, Inc. *                                   2.16%          210          17.28          3,629
KAMN      Kaman Corporation                                              2.32%          113          34.57          3,906
SYKE      Sykes Enterprises, Incorporated *                              2.61%          204          21.50          4,386
I
nformation Technology (31.62%):
ACIW      ACI Worldwide, Inc. *                                          2.84%          144          33.13          4,771
AXTI      AXT, Inc. *                                                    0.69%          133           8.68          1,154
COHR      Coherent, Inc. *                                               3.45%          108          53.65          5,794
DIOD      Diodes Incorporated *                                          3.01%          198          25.56          5,061
NANO      Nanometrics Incorporated *                                     1.13%          101          18.81          1,900
NTCT      NetScout Systems, Inc. *                                       2.28%          184          20.85          3,836
SCSC      ScanSource, Inc. *                                             2.55%          116          36.94          4,285
SNCR      Synchronoss Technologies, Inc. *                               3.09%          164          31.65          5,191
TTMI      TTM Technologies, Inc. *                                       3.25%          352          15.50          5,456
TYL       Tyler Technologies, Inc. *                                     2.23%          139          26.91          3,740
ULTI      The Ultimate Software Group, Inc. *                            3.55%          111          53.75          5,966
VRNT      Verint Systems Inc. *                                          3.55%          164          36.36          5,963
Materials (5.04%):
BCPC      Balchem Corporation                                            3.17%          124          42.92          5,322
MTRN      Materion Corporation *                                         1.87%           88          35.66          3,138
Telecommunication Services (1.54%):
TNDM      Neutral Tandem, Inc. *                                         1.54%          149          17.38          2,590
                                                                       _______                                   ________
                  Total Investments                                    100.00%                                   $167,996
                                                                       =======                                   ========
___________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

    Target VIP Conservative Equity Portfolio, 3rd Quarter 2011 Series
                                 FT 2977


 At the Opening of Business on the Initial Date of Deposit-June 30, 2011



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (17.11%):
AZO         AutoZone, Inc. *                                               1.22%             14    $291.32      $  4,079
DDS         Dillard's, Inc. (Class A)                                      0.11%              7      51.24           359
DTV         DIRECTV, Inc. *                                                3.86%            257      50.13        12,883
DISH        DISH Network Corp. *                                           0.48%             54      29.60         1,598
DPZ         Domino's Pizza, Inc. *                                         0.11%             14      25.29           354
FDO         Family Dollar Stores, Inc.                                     0.66%             41      53.44         2,191
GT          The Goodyear Tire & Rubber Company *                           0.32%             64      16.60         1,062
HD          The Home Depot, Inc.                                           2.99%            278      35.98        10,002
LAD LN      Ladbrokes Plc #                                                0.67%            930       2.39         2,226
MCD         McDonald's Corporation                                         3.01%            119      84.57        10,064
SBGI        Sinclair Broadcast Group, Inc.                                 0.10%             31      11.00           341
TRW         TRW Automotive Holdings Corp. *                                0.58%             33      58.56         1,933
DIS         The Walt Disney Company                                        3.00%            261      38.35        10,009

Consumer Staples (12.71%):
KO          The Coca-Cola Company                                          3.22%            161      66.71        10,740
KFT         Kraft Foods Inc.                                               0.67%             64      34.83         2,229
LO          Lorillard, Inc.                                                0.33%             10     109.12         1,091
PM          Philip Morris International Inc.                               2.50%            126      66.17         8,337
PG          The Procter & Gamble Company                                   3.00%            160      62.55        10,008
WMT         Wal-Mart Stores, Inc.                                          2.99%            190      52.64        10,002

Energy (9.35%):
APA         Apache Corporation                                             1.92%             53     121.09         6,418
CVX         Chevron Corporation                                            2.49%             82     101.28         8,305
COP         ConocoPhillips                                                 4.37%            197      74.02        14,582
HP          Helmerich & Payne, Inc.                                        0.29%             15      64.47           967
RES         RPC, Inc.                                                      0.28%             39      24.04           938

Financials (14.97%):
3988 HK     Bank of China Ltd. #                                           0.67%          4,589       0.48         2,225
2388 HK     BOC Hong Kong (Holdings) Limited #                             0.67%            774       2.88         2,226
939 HK      China Construction Bank #                                      0.67%          2,725       0.82         2,226
CB          The Chubb Corporation                                          4.15%            222      62.45        13,864
1398 HK     Industrial and Commercial Bank of China Ltd. #                 0.67%          2,965       0.75         2,225
LUK         Leucadia National Corporation                                  1.86%            185      33.68         6,231
EMG LN      Man Group Plc #                                                0.66%            593       3.75         2,224
MCO         Moody's Corporation                                            1.95%            174      37.52         6,528
RSA LN      Royal & Sun Alliance Insurance Group Plc #                     0.67%          1,042       2.14         2,225
TRV         The Travelers Companies, Inc.                                  3.00%            171      58.57        10,015

Health Care (7.48%):
BIIB        Biogen Idec Inc. *                                             3.49%            107     108.98        11,661
BCR         C.R. Bard, Inc.                                                1.24%             38     109.16         4,148
FRX         Forest Laboratories, Inc. *                                    1.51%            127      39.70         5,042
KCI         Kinetic Concepts, Inc. *                                       0.33%             19      57.44         1,091
PFE         Pfizer Inc.                                                    0.67%            108      20.67         2,232
THC         Tenet Healthcare Corporation *                                 0.24%            130       6.19           805

                       Schedule of Investments (cont'd.)

       Target VIP Conservative Equity Portfolio, 3rd Quarter 2011 Series
                                    FT 2977


 At the Opening of Business on the Initial Date of Deposit-June 30, 2011



                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Industrials (8.21%):
ALK         Alaska Air Group, Inc. *                                       0.10%              5    $ 68.30      $    342
CAR         Avis Budget Group Inc. *                                       0.10%             20      16.90           338
BA/ LN      BAE SYSTEMS Plc #                                              0.67%            437       5.10         2,228
293 HK      Cathay Pacific Airways Limited #                               0.67%            960       2.32         2,226
GE          General Electric Company                                       0.67%            120      18.56         2,227
JOYG        Joy Global Inc.                                                0.78%             29      90.11         2,613
NNBR        NN, Inc. *                                                     0.10%             23      14.82           341
SHS         Sauer-Danfoss Inc. *                                           0.10%              7      49.36           346
UNP         Union Pacific Corporation                                      4.16%            135     103.00        13,905
GWW         W.W. Grainger, Inc.                                            0.86%             19     151.59         2,880

Information Technology (23.30%):
ARW         Arrow Electronics, Inc. *                                      0.35%             30      39.25         1,178
BRKS        Brooks Automation Inc. *                                       0.10%             32      10.53           337
FCS         Fairchild Semiconductor International, Inc. *                  0.10%             20      16.95           339
FEIC        FEI Company *                                                  0.10%              9      37.11           334
SOLR        GT Solar International, Inc. *                                 0.10%             22      15.75           346
HPQ         Hewlett-Packard Company                                        3.00%            282      35.55        10,025
INTC        Intel Corporation                                              3.67%            572      21.39        12,236
IBM         International Business Machines Corporation                    3.01%             59     170.54        10,062
KLIC        Kulicke & Soffa Industries, Inc. *                             0.10%             32      10.71           343
MSFT        Microsoft Corporation                                          3.00%            391      25.62        10,017
NVLS        Novellus Systems, Inc. *                                       0.61%             58      34.99         2,029
PLAB        Photronics, Inc. *                                             0.10%             42       8.00           336
TXN         Texas Instruments Incorporated                                 7.23%            757      31.88        24,133
XLNX        Xilinx, Inc.                                                   1.83%            173      35.37         6,119

Materials (3.60%):
BLL         Ball Corporation                                               0.50%             44      38.08         1,676
CLF         Cliffs Natural Resources Inc.                                  2.03%             75      90.39         6,779
EMN         Eastman Chemical Company                                       0.57%             19     101.09         1,921
IFF         International Flavors & Fragrances Inc.                        0.40%             21      63.48         1,333
NEU         NewMarket Corporation                                          0.10%              2     168.17           336

Telecommunication Services (3.27%):
T           AT&T Inc.                                                      0.66%             71      31.26         2,219
BT          BT Group PLC (ADR) +                                           1.94%            202      32.08         6,480
VOD LN      Vodafone Group Plc #                                           0.67%            838       2.66         2,226
                                                                         _______                                ________
                 Total Investments                                       100.00%                                $333,936
                                                                         =======                                ========
______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

 Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2011 Series
                                 FT 2977


 At the Opening of Business on the Initial Date of Deposit-June 30, 2011



                                                                        Percentage      Number      Market      Cost of
Ticker Symbol and                                                       of Aggregate    of          Value per   Securities to
Name of Issuer of Securities (1)                                        Offering Price  Shares      Share       the Trust (2)
________________________________                                        ______________  ______      _________   _____________
CoMMON STOCKS (100.00%):
Consumer Discretionary (19.97%):
FDML     Federal-Mogul Corporation *                                      2.50%         190         $ 22.28     $  4,233
F        Ford Motor Company *                                             2.50%         316           13.42        4,241
GME      GameStop Corporation (Class A) *                                 2.50%         163           25.99        4,236
HBI      Hanesbrands, Inc. *                                              2.50%         148           28.60        4,233
ESI      ITT Educational Services, Inc. *                                 2.50%          54           78.48        4,238
M        Macy's, Inc.                                                     2.49%         147           28.76        4,228
TEN      Tenneco Automotive Inc. *                                        2.50%          97           43.65        4,234
TRW      TRW Automotive Holdings Corp. *                                  2.48%          72           58.56        4,216

Consumer Staples (12.50%):
ADM      Archer-Daniels-Midland Company                                   2.50%         140           30.31        4,243
KR       The Kroger Co.                                                   2.49%         172           24.59        4,230
SWY      Safeway Inc.                                                     2.50%         183           23.21        4,247
SFD      Smithfield Foods, Inc. *                                         2.50%         193           22.00        4,246
WMT      Wal-Mart Stores, Inc.                                            2.51%          81           52.64        4,264

Energy (12.51%):
CVX      Chevron Corporation                                              2.51%          42          101.28        4,254
COP      ConocoPhillips                                                   2.49%          57           74.02        4,219
HES      Hess Corporation                                                 2.50%          58           72.98        4,233
MUR      Murphy Oil Corporation                                           2.51%          66           64.59        4,263
TSO      Tesoro Corporation *                                             2.50%         192           22.12        4,247

Financials (2.51%):
RGA      Reinsurance Group of America                                     2.51%          70           60.75        4,253

Health Care (15.01%):
AET      Aetna Inc.                                                       2.50%          95           44.56        4,233
CI       CIGNA Corporation                                                2.51%          83           51.27        4,255
CYH      Community Health Systems Inc. *                                  2.50%         170           24.90        4,233
HMA      Health Management Associates, Inc. *                             2.50%         394           10.76        4,239
HUM      Humana Inc.                                                      2.50%          52           81.57        4,242
THC      Tenet Healthcare Corporation *                                   2.50%         685            6.19        4,240

Industrials (10.01%):
ALK      Alaska Air Group, Inc. *                                         2.50%          62           68.30        4,235
NOC      Northrop Grumman Corporation                                     2.51%          62           68.81        4,266
R        Ryder System, Inc.                                               2.50%          77           55.00        4,235
SHS      Sauer-Danfoss Inc. *                                             2.50%          86           49.36        4,245

Information Technology (17.51%):
ARW      Arrow Electronics, Inc. *                                        2.50%         108           39.25        4,239
AVT      Avnet Inc. *                                                     2.51%         137           31.05        4,254
DELL     Dell Inc. *                                                      2.50%         258           16.42        4,236
JBL      Jabil Circuit, Inc.                                              2.50%         215           19.69        4,233
LRCX     Lam Research Corporation *                                       2.50%          98           43.27        4,241
MU       Micron Technology, Inc. *                                        2.50%         568            7.47        4,243
VSH      Vishay Intertechnology, Inc. *                                   2.50%         284           14.92        4,237

Materials (9.98%):
BLL      Ball Corporation                                                 2.49%         111           38.08        4,227
IP       International Paper Company                                      2.49%         145           29.16        4,228
RKT      Rock-Tenn Company (Class A)                                      2.50%          65           65.17        4,236
SOA      Solutia Inc. *                                                   2.50%         190           22.30        4,237
                                                                        _______                                 ________
              Total Investments                                         100.00%                                 $169,592
                                                                        =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 52.


                            Schedule of Investments

       Value Line(R) Target 25 Portfolio, 3rd Quarter 2011 Series
                                 FT 2977


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2011



                                                                        Percentage
                                                                        of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                       Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                     Price           Shares      Share         the Trust (2)
___________________________________                                     ____________    ______      _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.70%):
DDS         Dillard's, Inc. (Class A)                                     1.00%          29         $ 51.24       $  1,486
DISH        DISH Network Corp. *                                          4.80%         240           29.60          7,104
DPZ         Domino's Pizza, Inc. *                                        1.01%          59           25.29          1,492
GT          The Goodyear Tire & Rubber Company *                          3.15%         281           16.60          4,665
SBGI        Sinclair Broadcast Group, Inc.                                1.00%         135           11.00          1,485
TRW         TRW Automotive Holdings Corp. *                               5.74%         145           58.56          8,491

Energy (27.74%):
CVX         Chevron Corporation                                          24.98%         365          101.28         36,967
RES         RPC, Inc.                                                     2.76%         170           24.04          4,087

Health Care (5.71%):
KCI         Kinetic Concepts, Inc. *                                      3.30%          85           57.44          4,882
THC         Tenet Healthcare Corporation *                                2.41%         575            6.19          3,559

Industrials (4.02%):
ALK         Alaska Air Group, Inc. *                                      1.02%          22           68.30          1,503
CAR         Avis Budget Group Inc. *                                      1.00%          88           16.90          1,487
NNBR        NN, Inc. *                                                    1.00%         100           14.82          1,482
SHS         Sauer-Danfoss Inc. *                                          1.00%          30           49.36          1,481

Information Technology (9.55%):
ARW         Arrow Electronics, Inc. *                                     3.53%         133           39.25          5,220
BRKS        Brooks Automation Inc. *                                      1.00%         141           10.53          1,485
FCS         Fairchild Semiconductor International, Inc. *                 1.01%          88           16.95          1,492
FEIC        FEI Company *                                                 1.00%          40           37.11          1,484
SOLR        GT Solar International, Inc. *                                1.00%          94           15.75          1,480
KLIC        Kulicke & Soffa Industries, Inc. *                            1.01%         139           10.71          1,489
PLAB        Photronics, Inc. *                                            1.00%         185            8.00          1,480

Materials (16.88%):
CLF         Cliffs Natural Resources Inc.                                10.26%         168           90.39         15,186
EMN         Eastman Chemical Company                                      5.60%          82          101.09          8,289
NEU         NewMarket Corporation                                         1.02%           9          168.17          1,513

Telecommunication Services (19.40%):
BT          BT Group PLC (ADR) +                                         19.40%         895           32.08         28,712
                                                                        _______                                   ________
                 Total Investments                                      100.00%                                   $148,001
                                                                        =======                                   ========
___________

See "Notes to Schedules of Investments" on page 52.

Page 51


                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on June 30, 2011. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                              Cost of Securities    Profit
                                                                              to Sponsor            (Loss)
                                                                              __________________    ________
  The Dow(R) Target 5 Portfolio, 3rd Quarter 2011 Series                      $167,131              $  (829)
  Global Target 15 Portfolio, 3rd Quarter 2011 Series                          156,549                 (899)
  MSCI EAFE Target 20 Portfolio, 3rd Quarter 2011 Series                       170,028               (1,470)
  Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2011 Series                       139,382                 (693)
  NYSE (R) International Target 25 Portfolio, 3rd Quarter 2011 Series          178,683               (1,616)
  S&P Target 24 Portfolio, 3rd Quarter 2011 Series                             166,999                 (773)
  S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series                        164,845                 (750)
  Target 50/50 Portfolio, 3rd Quarter 2011 Series                              402,721               (2,104)
  Target Diversified Dividend Portfolio, 3rd Quarter 2011 Series               178,222                 (850)
  Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series            277,439               (1,703)
  Target Double Play Portfolio, 3rd Quarter 2011 Series                        164,201                 (909)
  Target Focus Five Portfolio, 3rd Quarter 2011 Series                         269,074               (1,669)
  Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series            168,685                 (831)
  Target Growth Portfolio, 3rd Quarter 2011 Series                             168,030                 (652)
  Target Small-Cap Portfolio, 3rd Quarter 2011 Series                          168,806                 (810)
  Target VIP Conservative Equity Portfolio, 3rd Quarter 2011 Series            335,697               (1,761)
  Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2011 Series       170,563                 (971)
  Value Line(R) Target 25 Portfolio, 3rd Quarter 2011 Series                   148,966                 (965)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of the investments of the Trusts as indicated:

   Global Target 15 Portfolio, 3rd Quarter 2011 Series, 66.67%
   MSCI EAFE Target 20 Portfolio, 3rd Quarter 2011 Series, 100.00%
   Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2011 Series, 21.17%
   NYSE(R) International Target 25 Portfolio, 3rd Quarter 2011 Series, 100.00% S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series, 2.22%
   Target 50/50 Portfolio, 3rd Quarter 2011 Series, 11.72%
   Target Diversified Dividend Portfolio, 3rd Quarter 2011 Series, 20.02% Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series, 46.67% Target Double Play Portfolio, 3rd Quarter 2011 Series, 9.71%
   Target Focus Five Portfolio, 3rd Quarter 2011 Series, 33.15%
   Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series, 40.01% Target Growth Portfolio, 3rd Quarter 2011 Series, 16.68%
   Target VIP Conservative Equity Portfolio, 3rd Quarter 2011 Series, 8.63% Value Line(R) Target 25 Portfolio, 3rd Quarter 2011 Series, 19.40%

Page 52


(5) Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

Global Target 15 Portfolio, 3rd Quarter 2011 Series:
   Consumer Discretionary, 6.66%; Consumer Staples, 6.67%; Financials, 40.00%; Health Care, 6.67%; Industrials, 20.00%; Information Technology, 6.66%; Telecommunication Services, 13.34%

MSCI EAFE Target 20 Portfolio, 3rd Quarter 2011 Series:
   Consumer Discretionary, 15.00%; Energy, 20.00%; Financials, 10.00%; Industrials, 5.00%; Information Technology, 10.00%; Materials, 10.00%; Telecommunication Services, 15.00%; Utilities, 15.00%

NYSE(R) International Target 25 Portfolio, 3rd Quarter 2011 Series:
   Consumer Discretionary, 16.00%; Energy, 12.00%; Financials, 32.00%; Information Technology, 8.00%; Materials, 4.00%; Telecommunication Services, 24.00%; Utilities, 4.00%

(6) This Security represents the common stock of a real estate investment trust headquartered or incorporated in the United States ("REIT"). REITs comprise the percentage of the investments of the Trusts as indicated:

   S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series, 4.44%
   Target Focus Five Portfolio, 3rd Quarter 2011 Series, 1.06%
   Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series, 19.99%

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange. Amounts may not compute due to rounding.

*  This Security represents a non-income producing security.

Page 53


                              The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 2977, consists of 18 separate portfolios set forth below:

- Dow(R) Target 5 3Q '11 - Term 9/28/12
  (The Dow(R) Target 5 Portfolio, 3rd Quarter 2011 Series)
- Global Target 15 3Q '11 - Term 9/28/12
  (Global Target 15 Portfolio, 3rd Quarter 2011 Series)
- MSCI EAFE Target 20 3Q '11 - Term 9/28/12
  (MSCI EAFE Target 20 Portfolio, 3rd Quarter 2011 Series)
- Nasdaq(R)  Target 15 3Q '11 - Term 9/28/12
  (Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2011 Series)
- NYSE(R) Intl. Target 25 3Q '11 - Term 9/28/12
  (NYSE(R) International Target 25 Portfolio, 3rd Quarter 2011 Series)
- S&P Target 24 3Q '11 - Term 9/28/12
  (S&P Target 24 Portfolio, 3rd Quarter 2011 Series)
- S&P Target SMid 60 3Q '11 - Term 9/28/12
  (S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series)
- Target 50/50 3Q '11 - Term 9/28/12
  (Target 50/50 Portfolio, 3rd Quarter 2011 Series)
- Target Divsd. Dvd. 3Q '11 - Term 9/28/12
  (Target Diversified Dividend Portfolio, 3rd Quarter 2011 Series)
- Target Dvd. Multi-Strat. 3Q '11 - Term 9/28/12
  (Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series)
- Target Dbl. Play 3Q '11 - Term 9/28/12
  (Target Double Play Portfolio, 3rd Quarter 2011 Series)
- Target Focus 5 3Q '11 - Term 9/28/12
  (Target Focus Five Portfolio, 3rd Quarter 2011 Series)
- Target Global Dvd. Leaders 3Q '11 - Term 9/28/12
  (Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series)
- Target Growth 3Q '11 - Term 9/28/12
  (Target Growth Portfolio, 3rd Quarter 2011 Series)
- Target Small-Cap 3Q '11 - Term 9/28/12
  (Target Small-Cap Portfolio, 3rd Quarter 2011 Series)
- Target VIP Cons. Eqty. 3Q '11 - Term 9/28/12
  (Target VIP Conservative Equity Portfolio, 3rd Quarter 2011 Series)
- Value Line(R) Divsd. Target 40 3Q '11 - Term 9/28/12
  (Value Line(R) Diversified Target 40 Portfolio,
  3rd Quarter 2011 Series)
- Value Line(R) Target 25 3Q '11 - Term 9/28/12
  (Value Line(R) Target 25 Portfolio, 3rd Quarter 2011 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor,

Page 54


The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio
Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                               Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

                      The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, The Dow(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average(sm) ("DJIA(sm)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Value Trust.


                       Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.



Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.



                      MSCI EAFE Target 20 Portfolio

The MSCI EAFE Target 20 Strategy selects 20 common stocks from the MSCI EAFE Index(R). The MSCI EAFE Target 20 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the MSCI EAFE Index(R) as of two business days prior to the date of this prospectus.

Step 2: We then select the 200 largest by market capitalization that meet both of the following three-month average daily trading volume liquidity screens:

o Minimum of $5 million traded.
o Minimum of 100,000 shares traded.

Step 3: The remaining stocks are ranked on four factors:
o Price to cash flow.
o Price to book.
o Return on assets.
o Momentum.

Step 4: We purchase an approximately equally-weighted portfolio of the 20 stocks with the highest combined ranking on the four factors, subject to a maximum of four stocks from any one of the ten major market sectors and a maximum of four stocks from any single country.



Based on the composition of the portfolio on the Initial Date of Deposit, the MSCI EAFE Target 20 Portfolio is considered to be a Large-Cap Value Trust.



                      Nasdaq(R) Target 15 Portfolio

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-

100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for the Nasdaq(R) Target 15 Strategy.

The Securities which comprise the Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of the Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.



Based on the composition of the portfolio on the Initial Date of Deposit, the Nasdaq(R) Target 15 Portfolio is considered to be a Large-Cap Growth Trust.



               NYSE(R) International Target 25 Portfolio

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two factors: o Price to book; and o Price to cash flow.

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.



Based on the composition of the portfolio on the Initial Date of Deposit, the NYSE(R) International Target 25 Portfolio is considered to be a Large-Cap Value Trust.



                         S&P Target 24 Portfolio

The S&P Target 24 Strategy selects 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

  - Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings.

  - Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

  - Bullish interest indicator, which compares the number of shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for the S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.



Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.



                      S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The S&P Target SMid 60 Strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each stock on three factors:

  - Price to cash flow;

  - 12-month change in return on assets; and

  - 3-month price appreciation.

Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the S&P Target SMid 60 Strategy.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.


                         Target 50/50 Portfolio

The composition of the Target 50/50 Portfolio on the Initial Date of Deposit is as follows:

Approximately 1/2 common stocks which comprise the Dow(R) Target
Dividend Strategy; and

Approximately 1/2 common stocks which comprise the Target VIP Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Target VIP Strategy portion of the Trust were selected as follows:

The Dow(R) Target Dividend Strategy.

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

  - Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

  - Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

Target VIP Strategy.

The Target VIP Strategy invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the underlying strategies included in the Target VIP Strategy also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Strategy seeks to outperform the S&P 500 Index. The Target VIP Strategy provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

  - Approximately 1/6 common stocks which comprise The Dow(R) DART 5
    Strategy;

  - Approximately 1/6 common stocks which comprise the European Target 20 Strategy;

  - Approximately 1/6 common stocks which comprise the Nasdaq(R) Target 15 Strategy;

  - Approximately 1/6 common stocks which comprise the S&P Target 24
    Strategy;

  - Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

  - Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Nasdaq(R) Target 15 Strategy and the S&P Target 24 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "Nasdaq(R) Target 15 Portfolio" and "S&P Target 24 Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Target Small-Cap Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target ("DART") 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Dow(R) DART 5 Strategy's investment objective. By analyzing dividend yields, the Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, no Trust will invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the NYSE Alternext US or The NASDAQ Stock Market(R) ("Nasdaq") (excluding limited partnerships, ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The Securities which comprise the Target Small-Cap Strategy are weighted by market capitalization.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line Target 25 Strategy. Stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks.

The Securities which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                  Target Diversified Dividend Portfolio

The Target Diversified Dividend Portfolio seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1:We begin with all stocks traded on a U.S. exchange as of two busines s days prior to the date of this prospectus and screen for the following:

  - Minimum market capitalization of $250 million;

  - Minimum three-month average daily trading volume of $1.5 million; and

  - Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

  - Indicated dividend yield - 50%;

  - Price to book - 25%; and

  - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Diversified Dividend Portfolio is considered to be a Large-Cap Value Trust.

                Target Dividend Multi-Strategy Portfolio

The composition of the Target Dividend Multi-Strategy Portfolio on the Initial Date of Deposit is as follows:

  - Approximately 25% common stocks which comprise The Dow(R) Target Dividend Strategy;

  - Approximately 25% common stocks which comprise the European Target 20 Strategy;

  - Approximately 25% common stocks which comprise the Global Target 15 Strategy; and

  - Approximately 25% common stocks which comprise the Target Diversified Dividend Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the European Target 20 Strategy, the Global Target 15 Strategy and the Target Diversified Dividend Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target 50/50 Portfolio," "Global Target 15 Portfolio" and "Target Diversified Dividend Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Dividend Multi-Strategy Portfolio is considered to be a Large-Cap Value Trust.


                      Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

  - Approximately 1/2 common stocks which comprise The Dow(R) Target Dividend Strategy; and

  - Approximately 1/2 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Value Line(R) Target 25 Strategy portions of the Target Double Play Portfolio were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."

                       Target Focus Five Portfolio

The composition of the Target Focus Five Portfolio on the Initial Date of Deposit is as follows:

  - Approximately 24% common stocks which comprise The Dow(sm) Target Dividend Strategy;

  - Approximately 24% common stocks which comprise the S&P Target SMid 60 Strategy;

  - Approximately 24% common stocks which comprise the Value Line(R) Target 25 Strategy;

  - Approximately 20% common stocks which comprise the MSCI EAFE Target 20 Strategy; and

  - Approximately 8% common stocks which comprise the NYSE(R)
    International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Value Line(R) Target 25 Strategy portions of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio." The Securities which comprise the S&P Target SMid 60 Strategy portion of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "S&P Target SMid 60 Portfolio." The Securities which comprise the MSCI EAFE Target 20 Strategy portion of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "MSCI EAFE Target 20 Portfolio." The Securities which comprise the NYSE(R) International Target 25 Strategy portion of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "NYSE(R) International Target 25 Portfolio."

                Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy is based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

  o Domestic equity - all U.S. stocks.

  o International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or are in the form of ADRs.

  o REITs - all U.S. REITs.

Step 2: Registered investment companies and limited partnerships are excluded from all universes. REITs are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

  o Market capitalization greater than $1 billion.

  o Three-month average daily trading volume greater than $1 million.

  o Dividend yield greater than twice that of the S&P 500 Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three factors: price to cash flow, return on assets and price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall rankings, subject to a maximum of four stocks from any one of the ten major market sectors for both the domestic and international equity universes. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe.

  o 40% domestic equity.

  o 40% international equity.

  o 20% REITs.

                         Target Growth Portfolio

The Target Growth Portfolio invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

  - Minimum market capitalization of $6 billion;

  - Minimum three month average daily trading volume of $5 million; and

  - Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three factors:

  - Sustainable growth rate;

  - Change in return on assets; and

  - Recent price appreciation.

Step 5:We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


                       Target Small-Cap Portfolio

The Securities which comprise the Target Small-Cap Strategy were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered to be a Small-Cap Growth Trust.


                Target VIP Conservative Equity Portfolio

The Target VIP Conservative Equity Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. The Target VIP Conservative Equity Strategy seeks to outperform the S&P 500 Index. The Target VIP Conservative Equity Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market. The composition of the Target VIP Conservative Equity Portfolio on the Initial Date of Deposit is as follows:

  - Approximately 30% common stocks which comprise The Dow(R) DART 10
    Strategy;

  - Approximately 10% common stocks which comprise the Global Target 15
    Strategy;

  - Approximately 50% common stocks which comprise the S&P Target 24
    Strategy; and

  - Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Global Target 15 Strategy, the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Global Target 15 Portfolio," "S&P Target 24 Portfolio" and "Target 50/50 Portfolio," respectively. The Securities which comprise The Dow(R) DART 10 Strategy portion of the Trust were selected as follows:

The Dow(R) DART 10 Strategy.

The Dow(R) DART 10 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select an approximately equally-weighted portfolio of the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(R) DART 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Conservative Equity Portfolio is considered to be a Large-Cap Blend Trust.


              Value Line(R) Diversified Target 40 Portfolio

The Value Line(R) Diversified Target 40 Strategy invests in 40 of the 400 stocks that Value Line(R) gives a #1 or #2 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks, 400 of which are given their #1 or #2 ranking for Timeliness(TM). Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum and earnings surprises. The Value Line(R) Diversified Target 40 Strategy stocks are determined as follows:

Step 1: We start with the 400 stocks which Value Line(R) as of two business days prior to the date of this prospectus gives their #1 or #2 ranking for Timeliness(TM), remove the stocks of foreign companies, the stocks of companies with market capitalizations of less than $2 billion, registered investment companies and limited partnerships, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these remaining stocks for sustainable growth rate.

Step 3: We then rank the stocks for their price to sales ratios.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select an approximately equally weighted portfolio of the 40 stocks with the highest combined ranking on the three factors, subject to a maximum of eight stocks from any one of the ten major market sectors. For purposes of selecting stocks and weighting the market sectors, consumer discretionary and consumer staples are considered separate sectors.

                    Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies) on a monthly basis. Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

"Dow Jones Industrial Average(sm)," "Dow(R) ," "DJIA(sm)" and "Dow
Jones U.S. Select Dividend Index(sm)" are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones Industrial Average(sm) ," "Dow(R) ," "DJIA(sm)" and "Dow Jones U.S. Select Dividend Index(sm)" are trademarks or service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones, CME or their respective affiliates do not endorse, sell or promote any of the Trusts, in particular The Dow
(R) Target 5 Portfolio, Global Target 15 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones, CME or their respective affiliates make no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones, CME or their respective affiliates have not given us a license to use its indexes.

The MSCI EAFE Target 20 Portfolio and Target Focus Five Portfolio are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to the Trusts, the Securities or the index on which such Trusts or Securities are based. Except as noted herein, the publisher has not approved of any of the information in this prospectus.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400(R)," "S&P SmallCap 600(R)," and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Focus Five Portfolio and Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target 50/50 Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio, Target VIP Conservative Equity Portfolio, Value Line(R) Diversified Target 40 Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The NYSE International Target 25 Portfolio and Target Focus Five Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 2000(R) Index, the Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index, MSCI EAFE Index(R), and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                              Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Four of the Securities in the Nasdaq(R) Target 15 Portfolio, three of the Securities in the Target Double Play Portfolio and three of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 50.27%, 29.81% and 54.64%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by a Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Global Target 15 Portfolio, the NYSE(R) International Target 25 Portfolio, the S&P Target SMid 60 Portfolio and the Target Dividend Multi-Strategy Portfolio are concentrated in stocks of financial companies. The Nasdaq(R) Target 15 Portfolio is concentrated in stocks of consumer product and information technology companies. The Target Growth Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line(R) Diversified Target 40 Portfolio are concentrated in stocks of consumer product companies. The Target Small-Cap Portfolio is concentrated in stocks of information technology companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of energy companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


Energy. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Recent negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy, have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"). The Reform Act establishes a Financial Services Oversight Council to facilitate information sharing and identify systemic risks. Additionally, the Reform Act would allow the FDIC to "take over" a failing bank in situations when the overall stability of the financial system could be at risk. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products in addition to their brokerage and investment advice. However, proposed legislation would subject such non-bank financial firms to the requirements of the Bank Holding Company Act of 1956 which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Under the proposed legislation, these companies would be required to register as bank holding companies with the Federal Reserve Board and would be subject to capital and other regulatory requirements of traditional banks. This may result in a decrease in profits, missed business opportunities and cessation of financing activities for companies unable to meet the newly imposed regulatory requirements which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Proposed legislation may establish the Office of National Insurance within the U.S. Department of the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Five Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Hong Kong and China. Approximately 33.34% of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong Special Administrative Region ("Hong Kong") and/or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.


China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.


Japan. Approximately 40.00% of the NYSE(R) International Target 25 Portfolio consists of common stocks issued by companies headquartered or incorporated in Japan. Certain of the Securities in certain other Trusts are issued by companies headquartered or incorporated in Japan. The growth of Japan's economy has historically lagged that of its Asian neighbors and other major developed economies. The Japanese economy is heavily dependent on international trade and has been adversely affected by trade tariffs, other protectionist measures, competition from emerging economies and the economic conditions of its trading partners. China has become an important trading partner with Japan, yet the countries' political relationship has become strained. Should political tension increase, it could adversely affect the economy, especially the export sector, and destabilize the region as a whole. In addition, structural problems related to historical patterns of over-regulation, excessive government intervention and weak consumer demand continue in certain sectors and, if coupled with a lack of strong fiscal direction and ineffectual government response, may undercut the Japanese economy. Japan also remains heavily dependent on oil imports, and higher commodity prices could therefore have a negative impact on the economy.


On March 11, 2011, a massive earthquake and resulting tsunami struck the northeast coast of Japan destroying homes and infrastructure and severely damaging a nuclear power plant. This has resulted in a nuclear crisis that has prompted evacuations and uncertainty as to possible long-term contamination in the area. Japanese securities markets have reacted with volatility and there has been a slow down of the pace of business as a result of widespread power shortages and extensive destruction of infrastructure. The extent to which these and other factors will delay reconstruction efforts in Japan and negatively impact the business environment in the country is unknown, but may be significant.

United Kingdom. Approximately 33.33% of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Foreign Securities. All of the Securities in the MSCI EAFE Target 20 Portfolio and the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, MSCI EAFE Target 20 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio and Target VIP Conservative Equity Portfolio is maintained by: Hongkong and Shanghai Banking Corporation, Hong Kong for Hong Kong Securities; The Bank of Tokyo- Mitsubishi UFJ Ltd., Tokyo, Japan for Japanese Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which have entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities in certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

Small Cap Companies. All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in certain other Trusts are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., Lorillard, Inc., Microsoft Corporation or Reynolds American Inc., or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.


                  Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), NYSE International 100 Index(sm), Russell 2000(R) Index, Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI EAFE Index(R), MSCI All Country World Index and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

  - Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

  - Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

  - Trusts have a maturity longer than one year.

  - Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

  - Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

  - For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

NYSE International 100 Index(sm). The NYSE International 100 Index(sm) is an unmanaged index of the 100 largest non-U.S. stocks trading on the New York Stock Exchange. The NYSE International 100 Index(sm) assumes that all dividends received during a year are reinvested on a daily basis.

Russell 2000(R) Index. The Russell 2000(R) Index offers investors access to the small-cap segment of the U.S. equity universe. The Russell 2000(R) Index is constructed to provide a comprehensive, unbiased small- cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set. The Russell 2000(R) Index includes the smallest 2,000 securities in the Russell 3000(R) Index.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

S&P 1000 Index. The S&P 1000 is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI EAFE Index(R). The MSCI EAFE Index(R) (Europe, Australasia, Far
East) is an unmanaged float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

Page 69

                                              COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                          Hypothetical Strategy Total Returns(1)
                                                               NYSE(R)                                          Target
          The Dow(R)   Global       MSCI EAFE    The Nasdaq(R) International The S&P     S&P Target   Target    Diversified
          Target 5     Target 15    Target 20    Target 15     Target 25     Target 24   SMid 60      50/50     Dividend
Year      Strategy     Strategy     Strategy     Strategy      Strategy      Strategy    Strategy     Strategy  Strategy
----      --------     ---------    ---------    ------------  ------------  ----------  ----------   --------  -----------
1972       18.96%
1973       17.58%
1974       -7.52%
1975       62.86%
1976       38.84%
1977        3.18%
1978       -1.30%
1979        7.39%
1980       38.69%
1981        1.22%
1982       40.99%
1983       34.21%
1984        8.55%
1985       35.96%
1986       28.26%                                 19.44%                       18.26%
1987        8.46%       14.92%                    11.92%                        1.85%
1988       18.90%       20.93%                    -1.46%                        4.40%
1989        7.97%       14.49%                    34.49%                       22.45%
1990      -17.94%        0.65%                    -7.64%                        6.55%
1991       59.77%       39.91%                   105.93%                       40.45%
1992       20.63%       24.23%                    -2.91%                       -1.68%                  15.69%
1993       31.38%       62.37%                    25.71%                        8.15%                  20.03%
1994        5.43%      -10.03%                     7.78%                        4.90%                  -3.34%
1995       28.02%       11.47%       14.54%       50.52%                       39.08%     24.38%       44.80%    26.80%
1996       23.46%       19.47%       29.18%       56.87%        25.92%         31.37%     13.46%       27.35%    14.90%
1997       17.13%       -8.77%        6.49%       32.14%        23.28%         30.17%     42.49%       33.03%    25.89%
1998        9.90%       11.11%       32.06%      119.13%        12.56%         39.92%      5.02%       27.12%    12.88%
1999       -9.46%        6.16%       53.67%       96.57%        64.31%         41.23%     24.11%       21.20%    17.47%
2000        8.26%        2.27%       -2.75%      -16.37%        10.87%          3.95%     14.25%       10.19%    19.73%
2001       -5.01%       -1.04%      -16.49%      -27.11%       -14.12%        -10.94%     32.26%       14.40%    29.55%
2002      -12.86%      -14.32%       -3.02%      -26.35%       -20.67%        -19.15%     -5.23%      -11.27%   -10.46%
2003       20.20%       35.94%       37.82%       34.81%        39.53%         23.24%     45.73%       33.38%    46.97%
2004        9.61%       29.23%       23.07%       -3.58%        23.68%         13.65%     23.71%       15.87%    20.44%
2005       -2.41%       11.51%        5.98%        1.28%        13.70%          3.73%      3.16%        4.40%     1.90%
2006       39.57%       40.05%       33.19%        1.64%        28.55%          1.52%     19.78%       14.58%    15.34%
2007        2.25%       14.26%       24.21%       18.93%        24.98%          3.27%     -9.71%        5.06%    -3.92%
2008      -50.10%      -43.29%      -42.53%      -52.84%       -49.80%        -29.33%    -37.71%      -42.90%   -37.11%
2009       17.31%       49.36%       16.23%       16.48%        42.87%         12.17%     60.28%       13.04%    40.72%
2010        3.16%        5.18%        2.09%       18.69%        -7.02%         13.61%      7.62%        9.90%    14.04%
2011       10.03%        5.15%        5.24%       14.29%         2.69%         12.63%      4.22%        8.20%     6.62%
(thru 5/31)

Page 70


                                              COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                          Hypothetical Strategy Total Returns(1)
                                             Target                                              Value
        Target       Target       Target     Global                                Target VIP    Line(R)
        Dividend     Double       Focus      Dividend    Target       Target       Conservative  Diversified  Value Line(R)
        Multi-       Play         Five       Leaders     Growth       Small-Cap    Equity        Target 40    Target 25
Year    Strategy     Strategy     Strategy   Strategy    Strategy     Strategy     Strategy      Strategy     Strategy
----    --------     --------     --------   --------    --------     ---------    ------------  -----------  -------------
1972
1973
1974
1975
1976
1977
1978
1979                                                                     37.16%
1980                                                                     58.26%
1981                                                                    -11.60%
1982                                                                     47.88%
1983                                                                     28.53%
1984                                                                     -3.79%
1985                                                                     48.06%                                  31.98%
1986                                                                     20.92%                                  20.21%
1987                                                                     12.27%        3.76%                     16.93%
1988                                                                     20.35%        7.94%                     -9.40%
1989                                                                     23.48%       24.76%                     48.20%
1990                                                                     -1.22%        3.04%                      3.14%
1991                                                                     56.64%       44.64%                     83.77%
1992                  12.44%                                             25.87%        2.85%                     -2.65%
1993                  21.66%                                             19.69%       17.98%                     25.05%
1994                   1.93%                                             -0.49%        1.60%                     12.18%
1995     28.58%       49.54%                             -29.86%         38.50%       36.19%        30.10%       52.20%
1996     18.47%       35.38%       26.59%                 25.20%         32.64%       32.37%        26.60%       54.25%
1997     20.77%       37.21%       30.88%                 41.38%         14.24%       24.13%        38.75%       33.94%
1998     14.75%       47.28%       31.00%      1.46%      37.34%         -0.38%       35.12%        15.97%       91.04%
1999      7.72%       52.97%       46.62%     12.26%      33.94%         10.88%       36.95%        64.51%      111.26%
2000     12.98%        7.21%        6.88%      4.50%       8.47%          2.86%        3.07%         0.38%      -10.40%
2001     14.33%       20.19%       12.64%      6.80%      -4.04%         -3.93%      -10.64%         0.69%       -0.10%
2002    -10.62%      -12.42%       -9.78%     -7.70%     -10.72%        -16.15%      -19.08%        -8.95%      -23.91%
2003     36.97%       35.74%       38.46%     47.88%      34.20%         53.12%       24.35%        25.41%       39.34%
2004     23.99%       20.46%       21.64%     24.34%      16.88%         19.39%       12.57%        31.09%       21.78%
2005      5.69%       11.08%        8.02%     11.46%      17.26%         12.55%        3.33%        19.59%       19.71%
2006     26.60%        9.11%       17.67%     29.34%      16.99%         21.60%       11.80%        15.31%        1.27%
2007      5.42%       12.42%       10.07%     21.97%      20.08%         -6.80%        5.37%         1.17%       24.30%
2008    -44.97%      -45.52%      -43.61%    -30.25%     -52.50%        -48.65%      -33.12%       -47.72%      -51.14%
2009     36.93%        8.63%       25.00%     53.05%      18.49%         -4.61%       14.83%        26.88%        3.14%
2010      3.14%       16.77%        9.04%     13.97%      14.22%         29.32%       12.38%         8.18%       25.98%
2011      7.56%        4.50%        4.31%      7.55%       9.18%          8.75%        7.45%        11.33%        1.05%
(thru 5/31)

Page 71


                                              COMPARISON OF TOTAL RETURN(2)
                                                  Index Total Returns

                          NYSE                                                                              MSCI         Cumulative
                          Interna-                                                                          All          Interna-
                Nasdaq-   tional                          Russell                      Russell   MSCI       Country      tional
                100       100        S&P 500    S&P 1000  3000(R)  FT       Hang Seng  2000(R)   EAFE       World        Index
Year  DJIA(sm)  Index(R)  Index(sm)  Index      Index     Index    Index    Index      Index     Index(R)   Index        Returns(3)
----  ------    ------    -------    --------   ------    ------   -------  ---------  -------   --------   --------     ----------
1972   18.48%                         19.00%
1973  -13.28%                        -14.69%
1974  -23.57%                        -26.47%
1975   44.75%                         37.23%
1976   22.82%                         23.93%
1977  -12.84%                         -7.16%
1978    2.79%                          6.57%
1979   10.55%                         18.61%                                            43.07%
1980   22.16%                         32.50%                                            38.60%
1981   -3.57%                         -4.92%                                             2.03%
1982   27.11%                         21.55%                                            24.95%
1983   25.96%                         22.56%                                            29.13%
1984    1.30%                          6.27%                                            -7.30%
1985   33.55%                         31.72%                                            31.05%
1986   27.10%     6.89%               18.67%                                             5.68%
1987    5.48%    10.49%                5.25%                        38.32%  -10.02%     -8.80%                            11.26%
1988   16.14%    13.54%               16.56%                         7.03%   16.05%     25.02%                            13.07%
1989   32.19%    26.17%               31.62%                        24.53%    5.53%     16.26%                            20.75%
1990   -0.56%   -10.41%               -3.10%                        10.36%    6.74%    -19.48%                             5.51%
1991   24.19%    64.99%               30.40%                        14.88%   42.46%     46.04%                            27.17%
1992    7.41%     8.87%                7.61%                        -2.18%   28.89%     18.41%                            11.37%
1993   16.93%    11.76%               10.04%                        20.25%  123.35%     18.88%                            53.51%
1994    5.01%     1.76%                1.32%                         1.19%  -29.98%     -1.82%                            -7.93%
1995   36.87%    43.06%               37.54%     30.69%    35.81%   17.83%   27.28%     28.45%    11.21%                  27.33%
1996   28.89%    42.78%    18.50%     22.94%     19.85%    21.51%   20.55%   37.47%     16.49%     6.05%                  28.97%
1997   24.94%    20.77%    19.20%     33.35%     30.26%    31.70%   16.44%  -17.68%     22.36%     1.78%                   7.90%
1998   18.15%    85.48%    22.64%     28.58%     13.20%    23.94%   12.20%   -2.68%     -2.55%    19.94%     21.97%        9.22%
1999   27.21%   102.10%    41.93%     21.04%     14.11%    20.90%   17.44%   73.42%     21.26%    27.02%     26.82%       39.36%
2000   -4.71%   -36.83%   -20.67%     -9.10%     15.86%    -7.47%  -18.58%   -9.35%     -3.02%   -14.17%    -13.94%      -10.88%
2001   -5.43%   -32.62%   -21.13%    -11.88%      1.45%   -11.40%  -23.67%  -22.40%      2.49%   -21.44%    -15.91%      -17.17%
2002  -15.01%   -37.52%   -19.14%    -22.09%    -14.54%   -21.53%  -29.52%  -15.60%    -20.48%   -15.94%    -18.98%      -20.04%
2003   28.26%    49.48%    37.58%     28.67%     36.61%    31.04%   26.27%   41.79%     47.25%    38.59%     34.63%       32.11%
2004    5.30%    10.75%    16.25%     10.87%     18.39%    11.94%   20.80%   16.96%     18.33%    20.25%     15.75%       14.35%
2005    1.72%     1.90%    11.22%      4.91%     10.93%     6.15%   12.45%    8.67%      4.55%    13.54%     11.37%        7.61%
2006   19.03%     7.28%    24.49%     15.78%     11.89%    15.80%   40.25%   38.60%     18.37%    26.34%     21.53%       32.62%
2007    8.87%    19.24%    16.43%      5.49%      5.18%     5.24%    0.10%   42.88%     -1.57%    11.17%     12.18%       17.28%
2008  -31.92%   -41.57%   -43.26%    -36.99%    -34.67%   -37.30%  -54.74%  -46.04%    -33.79%   -43.38%    -41.85%      -44.23%
2009   22.70%    54.63%    32.28%     26.47%     33.48%    28.36%   33.98%   56.41%     27.17%    31.78%     35.41%       37.70%
2010    8.32%    14.66%    -3.20%      7.88%     18.39%     9.53%    5.73%    8.25%     17.52%    -0.32%      5.46%        7.43%
2011    9.78%     7.32%     5.95%      7.81%     10.42%     8.29%    9.18%    4.07%      8.71%     6.31%      6.63%        7.67%
(thru 5/31)


----------------------


See "Notes to Comparison of Total Return" on page 74.

Page 72


                   NOTES TO COMPARISON OF TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly (except for the MSCI EAFE Index(R); the NYSE International 100 Index(sm); the S&P 1000 Index; and the Russell 2000(R) Index, which assume daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, Total Return on the Hang Seng Index does not include any dividends paid. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

                                              Average
                                              Annual
Strategy                                      Total Return       Corresponding Index                              Index Returns
________                                      ____________       ___________________                              _____________

The Dow(R) Target 5 Strategy                    12.41%           DJIA(sm) (from 12/31/71 through 12/31/10)        10.60%
Global Target 15 Strategy                       11.84%           Cumulative International Index                   10.55%
MSCI EAFE Target 20 Strategy                    11.36%           MSCI EAFE Index(R)                                5.09%
Nasdaq(R) Target 15 Strategy                    14.54%           Nasdaq-100 Index(R)                              12.22%
NYSE(R) International Target 25 Strategy        11.12%           NYSE International 100 Index(sm)                  6.35%
S&P Target 24 Strategy                          10.77%           S&P 500 Index (from 12/31/85 through 12/31/10)    9.93%
S&P Target SMid 60 Strategy                     14.46%           S&P 1000 Index                                   12.04%
Target 50/50 Strategy                           11.79%           S&P 500 Index (from 12/31/91 through 12/31/10)    8.12%
Target Diversified Dividend Strategy            13.11%           Russell 3000(R) Index                             8.60%
Target Dividend Multi-Strategy                  10.84%           S&P 500 Index (from 12/31/94 through 12/31/10)    8.47%
Target Double Play Strategy                     15.62%           S&P 500 Index (from 12/31/91 through 12/31/10)    8.12%
Target Focus Five Strategy                      13.49%           S&P 500 Index (from 12/31/95 through 12/31/10)    6.76%
Target Global Dividend Leaders Strategy         13.10%           MSCI All Country World Index                      5.12%
Target Growth Strategy                          12.63%           S&P 500 Index (from 12/31/94 through 12/31/10)    8.47%
Target Small-Cap Strategy                       14.32%           Russell 2000(R) Index                            11.75%
Target VIP Conservative Equity Strategy         10.96%           S&P 500 Index (from 12/31/86 through 12/31/10)    9.58%
Value Line(R) Diversified Target 40 Strategy    12.92%           S&P 500 Index (from 12/31/94 through 12/31/10)    8.47%
Value Line(R) Target 25 Strategy                19.05%           S&P 500 Index (from 12/31/84 through 12/31/10)   10.70%

 (3) The combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                             Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

  - The aggregate underlying value of the Securities;

  - The amount of any cash in the Income and Capital Accounts;

  - Dividends receivable on Securities; and

  - The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 20, 2011 through December 20, 2011. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:


                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands)*:             will be:         will be:
----------------             -----------      ----------
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, redemption proceeds from other unit investment trusts we sponsor, or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

  a) On the basis of current ask prices for comparable securities;

  b) By appraising the value of the Securities on the ask side of the market; or

  c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                          Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:


Total sales                               Additional
(in millions)                             Concession
---------------------                     -----------
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                          The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                          The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                          How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                          Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trusts' FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without

Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

  - A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain service marks, trademarks and/or trade names of Dow Jones, MSCI Barra, Standard & Poor's, The NASDAQ Stock Market LLC, the NYSE and/or Value Line(R);

  - All legal expenses of the Trustee according to its responsibilities under the Indenture;

  - The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

  - Fees for any extraordinary services the Trustee performed under the Indenture;

  - Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

  - Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

  - Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

  - All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                               Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, Global Target 15 Portfolio, MSCI EAFE Target 20 Portfolio, Nasdaq(R) Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Trust Status.

In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Assets of the Trusts.


Each Trust may hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and/or (ii) equity interests (the "REIT Shares") in REITs that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.


It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Income from the Trusts.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trusts, the Trustee reports the income of the Trust to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by the Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2013.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2013.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. YOU WILL NOT RECOGNIZE GAIN OR LOSS IF YOU ONLY RECEIVE WHOLE TRUST ASSETS IN EXCHANGE FOR THE IDENTICAL AMOUNT OF YOUR PRO RATA PORTION OF THE SAME TRUST ASSETS HELD BY YOUR TRUST. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Regulated Investment Company Trusts.
------------------------------------

The following discussion pertains to the NYSE(R) International Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Small-Cap Portfolio, Target VIP Conservative Equity Portfolio and Value Line(R) Diversified Target 40 Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you

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in January as if you had received them on December 31 of the previous year.

Distributions with respect to Certain Stock Dividends.

Ordinary income dividends received by an individual shareholder from regulated investment companies such as the Trusts are generally taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. A Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

For Units purchased on or after January 1, 2011 (or, 2012, if the Units are acquired in a reinvestment plan in 2011), the information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the Trust if the Trust declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, it is not disallowed, it will be recharacterized as long term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE UNITS AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Page 83


Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. The Trusts will not be able to pass through to its Unit holders any credit or deduction for much taxes. The Trusts may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trusts might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of a Trust beginning prior to 2012, distributions from such Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Foreign Tax Credit.

If a Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities.

As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus

Page 84


Five Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S. federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") being payable by the purchaser. The Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity
Portfolio do not give rise to Hong Kong estate duty liability.

                            Retirement Plans

You may purchase Units of the Trusts for:

  - Individual Retirement Accounts;

  - Keogh Plans;

  - Pension funds; and

  - Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                         Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units

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will be recorded in book-entry form at the Depository Trust Company
("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book- entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

  - A summary of transactions in the Trust for the year;

  - A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

  - The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

  - Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

                    Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.


For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from the Target Diversified Dividend Portfolio and the Target Double Play Portfolio will consist of an amount substantially equal to a Unit holder's pro rata share of the balance of the Income Account calculated on the basis of one-twelfth of the estimated annual dividend distributions (reset on a quarterly basis) in the Income Account after deducting estimated expenses. Distributions from the remaining Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty- fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the

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Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units.


For all Trusts, at the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                          Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, Nasdaq(R) Target 15 Portfolio, NYSE(R) International Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio,

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Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target
Small-Cap Portfolio, Value Line(R) Diversified Target 40 Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio or Target VIP Conservative Equity Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct.
No In-Kind Distribution requests submitted during the 30 business days
(10 business days in the case of the NYSE(R) International Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Small-Cap Portfolio, Target VIP Conservative Equity Portfolio or Value Line(R) Diversified Target 40 Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the NYSE(R) International Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Diversified Dividend Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Small-Cap Portfolio, Target VIP Conservative Equity Portfolio or Value Line(R) Diversified Target 40 Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

  - If the NYSE is closed (other than customary weekend and holiday closings);

  - If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

  - For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                        Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next

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series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                    Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

  - The issuer of the Security defaults in the payment of a declared dividend;

  - Any action or proceeding prevents the payment of dividends;

  - There is any legal question or impediment affecting the Security;

  - The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

  - The issuer has defaulted on the payment of any other of its outstanding obligations;

  - There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

  - The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

  - The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

  - As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

  - The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                  Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

  - To cure ambiguities;

  - To correct or supplement any defective or inconsistent provision;

  - To make any amendment required by any governmental agency; or

  - To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

  - Upon the consent of 100% of the Unit holders of a Trust;

  - If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

  - In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                  Information on the Sponsor, Trustee,
                 FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

  - The First Trust Combined Series

  - FT Series (formerly known as The First Trust Special Situations
    Trust)

  - The First Trust Insured Corporate Trust

  - The First Trust of Insured Municipal Bonds

  - The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $150 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2010, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $32,596,954 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

  - Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

  - Terminate the Indenture and liquidate the Trusts; or

  - Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The
Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                            Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ Stock Market LLC.

Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio is sponsored, endorsed, sold or promoted by The NASDAQ Stock Market LLC (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee, the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio to be issued or in the determination or calculation of the equation by which the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP AGGRESSIVE EQUITY PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI EAFE Index(R).

NEITHER THE MSCI EAFE TARGET 20 PORTFOLIO NOR THE TARGET FOCUS FIVE PORTFOLIO ARE SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES

ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY FIRST TRUST PORTFOLIOS L.P. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN TRUSTS GENERALLY OR IN THESE TRUSTS PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THESE TRUSTS OR THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THESE TRUSTS TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE UNITS OF THESE TRUSTS ARE REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THESE TRUSTS.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THESE TRUSTS, OWNERS OF THESE TRUSTS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 95


                             First Trust(R)

                  Dow(R) Target 5 3Q '11 - Term 9/28/12
                 Global Target 15 3Q '11 - Term 9/28/12
                MSCI EAFE Target 20 3Q '11 - Term 9/28/12
                Nasdaq(R) Target 15 3Q '11 - Term 9/28/12
              NYSE(R) Intl. Target 25 3Q '11 - Term 9/28/12
                   S&P Target 24 3Q '11 - Term 9/28/12
                S&P Target SMid 60 3Q '11 - Term 9/28/12
                   Target 50/50 3Q '11 - Term 9/28/12
                Target Divsd. Dvd. 3Q '11 - Term 9/28/12
             Target Dvd. Multi-Strat. 3Q '11 - Term 9/28/12
                 Target Dbl. Play 3Q '11 - Term 9/28/12
                  Target Focus 5 3Q '11 - Term 9/28/12
            Target Global Dvd. Leaders 3Q '11 - Term 9/28/12
                   Target Growth 3Q '11 - Term 9/28/12
                 Target Small-Cap 3Q '11 - Term 9/28/12
              Target VIP Cons. Eqty. 3Q '11 - Term 9/28/12
          Value Line(R) Divsd. Target 40 3Q '11 - Term 9/28/12
              Value Line(R) Target 25 3Q '11 - Term 9/28/12
                                 FT 2977

                                Sponsor:
                               FIRST TRUST
                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:                   Trustee:
        FTP Services LLC               The Bank of New York Mellon
     120 East Liberty Drive                101 Barclay Street
     Wheaton, Illinois 60187            New York, New York 10286
         1-866-514-7768                      1-800-813-3074
                                   24-Hour Pricing Line:1-800-446-0132


                        ------------------------

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ------------------------

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                               under the:

   - Securities Act of 1933 (file no. 333-173908) and

   - Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
      D.C. Information regarding the operation of the SEC's Public
          Reference Room may be obtained by calling the SEC at
                             1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

               Write: Public Reference Section of the SEC
                      100 F Street, N.E.; Washington, D.C. 20549
                   e-mail address: publicinfo@sec.gov


                              June 30, 2011


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 96


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 2977 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated June 30, 2011. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The NASDAQ Stock Market LLC                                     3
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   4
   Dividends                                                    4
   Hong Kong and China                                          4
   Japan                                                        6
   United Kingdom                                               7
   Foreign Issuers                                              7
   Emerging Markets                                             8
   Exchange Rates                                               9
   REITs                                                       12
   Small-Cap Companies                                         13
Litigation
   Microsoft Corporation                                       13
   Tobacco Industry                                            14
Concentrations
   Consumer Products                                           15
   Energy                                                      15
   Financials                                                  16
   Information Technology                                      20
Securities
   The Dow(R) DART 5 Strategy Stocks                           21
   The Dow(R) DART 10 Strategy Stocks                          21
   The Dow(R) Target 5 Strategy Stocks                         22
   The Dow(R) Target Dividend Strategy Stocks                  22
   European Target 20 Strategy Stocks                          24
   Global Target 15 Strategy Stocks                            25
   MSCI EAFE Target 20 Strategy Stocks                         26
   Nasdaq(R) Target 15 Strategy Stocks                         27
   NYSE(R) International Target 25 Strategy Stocks             28
   S&P Target 24 Strategy Stocks                               30
   S&P Target SMid 60 Strategy Stocks                          31
   Target Diversified Dividend Strategy Stocks                 34
   Target Global Dividend Leaders Strategy Stocks              36
   Target Growth Strategy Stocks                               40
   Target Small-Cap Strategy Stocks                            41
   Value Line(R) Diversified Target 40 Strategy Stocks         43
   Value Line(R) Target 25 Strategy Stocks                     45

Dow Jones & Company, Inc.

The "Dow Jones Industrial Average(sm)" and the "Dow Jones U.S. Select Dividend Index(sm)" are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones(R)", "Dow Jones Industrial Average(sm)", "Dow Jones U.S. Select Dividend Index(sm)" and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed to CME and have been licensed for use for certain purposes by the Sponsor. The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones', CME's and their respective affiliates' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm), which are determined, composed and calculated by CME without regard to the Sponsor or the Trusts. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Trusts. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Trusts currently being issued by the Sponsor, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). It is possible that this trading activity will affect the value of the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm) and the Trusts.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of either the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500

INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The NASDAQ Stock Market LLC.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The NASDAQ Stock Market LLC (which with its affiliates is the "Corporations") and are licensed for use by us. Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio have been passed on by the Corporations as to its legality or suitability. Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio are issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE
(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE (R) International Target 25 Strategy; recommend that any person invest in the NYSE (R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE (R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE (R) International Target 25 Strategy; consider the needs of the NYSE (R) International Target 25 Strategy or the owners of the NYSE (R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Strategy, the owners of the NYSE (R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE (R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Hong Kong and China. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China under the "one country, two systems" principle. Hong Kong's new constitution became the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the two decades leading up to and through 1996, the gross domestic product (GDP) tripled in real terms, equivalent to an average annual growth rate of 6%. Following the Asian financial crisis which began in 1997, the economy suffered seriously along with the collapse of an overheated property market which resulted in deflation which persisted for several years after November 1998, dampening investment and consumption. However, in the years following 2002, Hong Kong enjoyed strong economic growth. Real GDP expanded by 8.6% in 2004, 7.1% in 2005 and 7.0% in 2006. Additionally, the unemployment rate fell in 2006 to 4.7%. This economic growth was the result of an increase in private domestic consumption, an increase in fixed asset and infrastructure spending and continued strong exports of goods and services. However, the current global economic crisis has negatively impacted Hong Kong's economy. Real GDP grew only 2.5% in 2008 and is expected to experience -4.5% growth in 2009. The long-term impact of the economic downturn and any recovery efforts remains unknown.

Although China committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong going forward will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. The Basic Law stipulates that, after a review in 2007, elections for Chief Executive and all members of the Legislative Council may be held by universal suffrage, which is the "ultimate aim" set by the Basic Law. However, China's current administration has taken a hard line on such steps that it thinks may lead to the democratization of Hong Kong, calling into question China's commitment to the "one country, two systems" model and to reform in general. Additionally, Hong Kong recently proposed legislation to implement Article 23 of the Basic Law, which stipulates that Hong Kong should enact laws on its own to prohibit any act of treason, secession, sedition or subversion against the central government of China. The draft legislation has since been withdrawn due to local and international concerns, most notably a mass protest rally on July 1st, 2003, organized in an effort to protect Hong Kong's rights and freedoms as guaranteed in the Basic Law and to uphold the "one country, two systems" principle. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of a change in Hong Kong's economic or political status, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which affected a majority of Asian markets in mid-1997 and beyond has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. Due to the outbreak of the Severe Acute Respiratory Syndrome (SARS) during March to May of 2003, the Hang Seng Index suffered a significant decrease. Also, the Hang Seng Index rose approximately 27% from June 2006 until the end of November 2006, at which time it suffered its largest one-day loss in five years. The Hang Seng Index is subject to change, and de-listing of any issues may have an adverse impact on the performance of the Trust, although de-listing would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional de-listed Securities. In recent years, a number of companies have de-listed from the Hang Seng Index. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Investment in securities issued by companies organized, doing business or traded in China or its territorial possessions involves risks not typically associated with investments in securities of U.S. companies. For many centuries, the economy of the People's Republic of China was largely closed by geography as well as by government policy. Large-scale foreign investment in China's economy began during the middle of the 19th century and was curtailed after 1949 when the Communist government barred foreign investment. Political and economic structures in China are undergoing significant evolution and rapid development and may lack the social, political and economic stability characteristics of the United States. In 1978, China began implementing an economic reform program in an effort to revitalize the economy and improve the standard of living. Since that time, the Chinese government's economic policies have allowed for an increasing degree of liberalization from a centrally-planned economy to a more market-oriented economy. In October 1992, the National People's Congress called for a "socialist market economy" in which full reign should be given to market forces with the government limiting its role to setting and implementing broad macro-economic policies. As part of the economic reforms, managers of enterprises have been granted more decision-making powers and responsibilities in relation to matters such as production, marketing, use of funds, and employment and disciplining of staff.

Economic reform in China, designed to replace Communist style central planning, has proceeded largely by trial and error aimed at achieving the fastest possible change with the minimum social dislocation. The reform process has not always been even, however, as it has generally proceeded in a direction toward increased openness and decentralization of economic decision-making. While there is a broad base of support for these reforms, there can be no assurance that current or future reforms in economic, trade and investment policies will be successful. Despite recent reforms, the Chinese Communist Party continues to play the leading role in formulating policy and selecting and providing personnel at all levels of government. In addition, a significant portion of China's output continues to be derived from state-owned enterprises and, therefore, the Chinese government maintains control over a significant range of products, including the production obligations and prices of such products. However, China is firmly committed to opening to the outside world. The Chinese leadership has identified reform of state industries and the establishment of a social safety network as government priorities. Government strategies for achieving these goals include large scale privatization of inefficient and unprofitable state-owned enterprises and development of a pension system for workers. The leadership has also downsized the government bureaucracy. Of course, there can be no assurance that reform efforts will be successful and in certain economies, such as the former Soviet-bloc countries, reform efforts have experienced difficulties.

The development of China's economy has been characterized by the adoption, since 1953, of Five Year Plans and Twenty Year Plans carried out under the supervision of the State Planning Commission which reports to the State Council, China's highest executive body (the National People's Congress is the highest authority and law-making body). The next five years represent a critical period in China's existence. To investors and firms, China represents a vast market that has yet to be fully tapped. This point is best illustrated by the rapid growth of cell phone and Internet users in China. Educationally, China is forging ahead as partnerships and exchanges with foreign universities have helped create new research opportunities for its students. However, other issues, especially human rights, remain a concern among members of the world community. To the extent that the Chinese Government responds positively to these concerns, relations with concerned countries should grow stronger.

The Chinese economy is dependent on the economies of other Asian countries and can be significantly affected by currency fluctuations and increasing competition from Asia's other low-cost emerging economies. The stability of China's economic policies has however, increased following its membership in December 2001 in the World Trade Organization. Additionally, the 2008 Summer Olympic Games provided China, especially Beijing, with international exposure which has the potential to lead to higher demand for Chinese businesses and investment sustainability for the Chinese economy.

The willingness and ability of the Chinese government to support the Chinese economy and market is uncertain. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. A small number of industries, including the commercial banking industry, which can be significantly affected by interest rate and currency fluctuations, changes in market regulation, and political and economic developments in the Asian region, represent a large portion of the Chinese market as a whole. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities.

Japan. Although the market for Japanese stocks traded on the First Section of the Tokyo Stock Exchange (the "TSE") is substantial in terms of trading volume and liquidity, the TSE has nonetheless exhibited significant market volatility in the past several years. The general weakness in TSE prices since 1989 has adversely affected financial institutions (including banks and insurance companies) heavily invested in the market, in turn contributing to weakness in the Japanese economy.

Reports of official improprieties, resignations and political realignments have recently been followed by significant economic reforms. There is currently uncertainty as to the future of Japan's political outlook (including the influence and effectiveness of Japan's bureaucracy) and the impact of these political factors on the Japanese economy and the stock market.

While Japan's long-term prospects are considered good, it continues to recover from the worst period of stagnation since World War II. Strains on the financial system in the form of non-performing loans and financial institutions and real estate companies had been one of the major causes of Japan's economic weakness. The bad debt problem required and may continue to require disproportionate contributions by major banks, and contributed to the insolvency of several major financial institutions as well as the restriction of credit in the domestic economy. Japanese exports could be adversely affected by pressure from trading partners-particularly the United States-to improve trade imbalances.

However, recently the Government has undertaken certain measures to simulate the domestic economy and to support financial institutions. The Japanese economy is now in its longest postwar expansion period after more than a decade of recession.

On March 11, 2011, a massive earthquake and resulting tsunami struck the northeast coast of Japan destroying homes and infrastructure and severely damaging a nuclear power plant. This has resulted in a nuclear crisis that has prompted evacuations and uncertainty as to possible long-term contamination in the area. Japanese securities markets have reacted with volatility and there has been a slow down of the pace of business as a result of widespread power shortages and extensive destruction of infrastructure. The extent to which these and other factors will delay reconstruction efforts in Japan and negatively impact the business environment in the country is unknown, but may be significant.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. Gross domestic product (GDP) growth slipped in 2001-03 as the global downturn, the high value of the pound, and the bursting of the "new economy" bubble hurt manufacturing and exports. Still, the economy is one of the strongest in Europe with low inflation, interest rates and unemployment. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. The Treaty has had the effect of eliminating most remaining trade barriers between the 15 member nations and has made Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions is an ongoing process, and the rate at which trade barriers continue to be eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. The relatively good economic performance as of late has complicated the current regime's efforts to make a case for the United Kingdom to join the European Economic and Monetary Union (EMU), although the government has stipulated that a public referendum on adopting the euro will occur only after five economic tests are met. The five tests are concerned with the compatibility of the United Kingdom's business cycles and economic structures with EMU membership, the sufficiency of flexibility to react to potential shocks after accession, the creation of better conditions for firms looking to make long-term investments in the United Kingdom, the maintenance of the United Kingdom's competitive position and, finally, the promotion of higher growth, stability and lasting job creation. Most expect that a referendum will not take place until after the next general election. The Sponsor is unable to predict what impact, if any, adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Foreign Issuers. Since all of the Securities in the MSCI EAFE Target 20 Portfolio and the NYSE (R) International Target 25 Portfolio and certain of the Securities in certain other Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rates" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of certain of the Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target 50/50 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar, the euro, the Japanese Yen, the Singapore dollar and the Australian dollar:

                         Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies


           United Kingdom
Annual     Pound Sterling/           Hong Kong/       Euro/                Japanese Yen/      Singapore/        Australia/
Period     U.S. Dollar               U.S. Dollar      U.S. Dollar          U.S. Dollar        U.S. Dollar       U.S. Dollar
_____      _____                     _____            _____                _____              _____             _____
1983       0.616-0.707               6.480-8.700
1984       0.670-0.864               7.774-8.050
1985       0.672-0.951               7.729-7.990
1986       0.643-0.726               7.768-7.819
1987       0.530-0.680               7.751-7.822
1988       0.525-0.601               7.764-7.912
1989       0.548-0.661               7.775-7.817
1990       0.504-0.627               7.740-7.817
1991       0.499-0.624               7.716-7.803
1992       0.499-0.667               7.697-7.781
1993       0.630-0.705               7.722-7.766
1994       0.610-0.684               7.723-7.750
1995       0.610-0.653               7.726-7.763                            80.630-104.550    1.389-1.466       1.289-1.411
1996       0.583-0.670               7.732-7.742                           103.450-116.210    1.394-1.426       1.225-1.363
1997       0.584-0.633               7.708-7.751                           111.260-130.880    1.399-1.699       1.253-1.538
1998       0.584-0.620               7.735-7.749                           113.600-147.260    1.584-1.792       1.456-1.797
1999       0.597-0.646               7.746-7.775      0.845-0.999          101.640-124.320    1.654-1.736       1.488-1.639
2000       0.605-0.715               7.774-7.800      0.968-1.209          101.450-114.410    1.656-1.759       1.499-1.961
2001       0.678-0.707               7.798-7.800      1.045-1.194          113.570-131.790    1.727-1.856       1.749-2.087
2002       0.621-0.709               7.799-7.800      0.953-1.164          115.810-134.710    1.733-1.852       1.737-1.974
2003       0.560-0.636               7.742-7.800      0.794-0.929          106.970-121.690    1.700-1.784       1.330-1.779
2004       0.514-0.568               7.763-7.800      0.738-0.844          102.080-114.510    1.631-1.728       1.253-1.465
2005       0.518-0.583               7.752-7.800      0.743-0.857          102.050-121.040    1.619-1.706       1.252-1.381
2006       0.509-0.576               7.753-7.792      0.755-0.839          109.760-119.780    1.534-1.661       1.264-1.419
2007       0.481-0.509               7.750-7.826      0.683-0.767          107.410-123.900    1.440-1.545       1.071-1.298
2008       0.502-0.685               7.750-7.804      0.633-0.788           90.640-108.800    1.356-1.513       1.043-1.526
2009       0.598-0.698               7.750-7.755      0.666-0.789          86.410-  98.960    1.384-1.547       1.092-1.569
2010       0.624-0.688               7.751-7.789      0.717-0.817          80.400-  93.850    1.283-1.407       0.977-1.189

Source: Bloomberg L.P.

                                                 End of Month Exchange Rates
                                                   for Foreign Currencies

                     United Kingdom                                     Japanese
                     Pound Sterling/   Hong Kong/        Euro/          Yen/                Singapore/        Australia/
Monthly Period       U.S. Dollar       U.S.Dollar        U.S. Dollar    U.S. Dollar         U.S. Dollar       U.S. Dollar
________             ________          ________          ________       ________            ________          ________
2008:
 January             .503              7.797             .673           106.450             1.417             1.116
 February            .505              7.782             .659           103.740             1.395             1.074
 March               .504              7.783             .633            99.690             1.376             1.095
 April               .503              7.794             .640           103.910             1.356             1.060
 May                 .505              7.804             .643           105.510             1.362             1.046
 June                .502              7.797             .635           106.210             1.360             1.043
 July                .504              7.802             .641           107.910             1.367             1.061
 August              .549              7.804             .682           108.800             1.416             1.166
 September           .562              7.765             .710           106.110             1.435             1.262
 October             .622              7.750             .786            98.460             1.484             1.497
 November            .650              7.750             .788            95.520             1.513             1.526
 December            .685              7.750             .716            90.640             1.430             1.423
2009:
 January             .688              7.755             .780            89.920             1.510             1.569
 February            .698              7.755             .789            97.570             1.547             1.565
 March               .698              7.750             .755            98.960             1.523             1.447
 April               .676              7.750             .756            98.630             1.481             1.378
 May                 .618              7.752             .706            95.340             1.444             1.248
 June                .608              7.750             .713            96.360             1.447             1.240
 July                .598              7.750             .701            94.680             1.439             1.196
 August              .614              7.751             .698            93.120             1.441             1.185
 September           .626              7.750             .683            89.700             1.410             1.133
 October             .608              7.750             .679            90.090             1.400             1.111
 November            .608              7.750             .666            86.410             1.384             1.092
 December            .618              7.754             .698            93.020             1.405             1.114
2010:
 January             .626              7.765             .721            90.270             1.407             1.131
 February            .656              7.763             .734            88.970             1.406             1.117
 March               .659              7.764             .740            93.470             1.399             1.090
 April               .655              7.764             .752            93.850             1.371             1.082
 May                 .688              7.787             .813            91.260             1.400             1.182
 June                .669              7.789             .817            88.430             1.399             1.189
 July                .637              7.767             .766            86.470             1.360             1.123
 August              .652              7.778             .789            84.200             1.356             1.106
 September           .636              7.759             .733            83.530             1.316             1.034
 October             .624              7.751             .717            80.400             1.294             1.017
 November            .643              7.766             .770            83.690             1.320             1.043
 December            .641              7.770             .747            81.120             1.283             0.977
2011:
 January             .624              7.797             .730            82.040             1.280             1.003
 February            .615              7.788             .724            81.780             1.272             0.982
 March               .624              7.779             .706            83.130             1.260             0.968
 April               .599              7.766             .675            81.190             1.224             0.911
 May                 .608              7.777             .6.95           81.520             1.233             0.937

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Five Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings.

But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Global Target 15 Portfolio, the NYSE (R) International Target 25 Portfolio, the S&P Target SMid 60 Portfolio and the Target Dividend Multi-Strategy Portfolio are concentrated in stocks of financial companies. The Nasdaq (R) Target 15 Portfolio is concentrated in stocks of consumer product and information technology companies. The Target Growth Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line (R) Diversified Target 40 Portfolio are concentrated in stocks of consumer product companies. The Target Small-Cap Portfolio is concentrated in stocks of information technology companies. The Value Line (R) Target 25 Portfolio is concentrated in stocks of energy companies.


Consumer Products. The general problems and risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.


Energy. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of coal, gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy sector include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the sector over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy products sector. While legislation has been enacted to deregulate certain aspects of the energy sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector stocks in the Trust.


Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"). The Reform Act calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. Provisions of the Reform Act include the creation of a Financial Oversight Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards. Provisions of the Reform Act would create a the National Bank Supervisor to conduct prudential supervision regulation of all federally chartered depository institutions, and all federal branches and agencies of foreign banks. This single regulator would oversee the entire banking industry, thereby leading to potential risks, costs and unknown impacts on the entire financial sector.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. S ince mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" (formerly Statement of Financial Accounting Standards No. 157) changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor until December 31, 2013. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations;
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) proposed legislation that would establish the Office of National Insurance within the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow (R) DART 5 Strategy Stocks


The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.


                   The Dow (R) DART 10 Strategy Stocks


Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


                  The Dow (R) Target 5 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. The company owns a minority share of NBC Universal Media, LLC, which develops, produces and markets films, television, news, sports and special events programming to a global audience. In addition, a variety of financial services are offered through GE Commercial Finance.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


               The Dow (R) Target Dividend Strategy Stocks


Alliant Energy Corporation, headquartered in Madison, Wisconsin, operates as the holding company for Interstate Power and Light Company and Wisconsin Power and Light Company. The company engages in the generation, transmission, distribution, and sale of electric energy and the purchase, distribution, transportation, and sale of natural gas in Iowa, Minnesota, Wisconsin, and Illinois.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Briggs & Stratton Corporation, headquartered in Wauwatosa, Wisconsin, is a producer of air-cooled gasoline engines and other gasoline engine powered equipment which are sold to manufacturers of lawn and garden equipment worldwide.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Commercial Metals Company, headquartered in Irving, Texas, manufactures, recycles, markets and distributes steel and metal products and related materials and services through a network of locations located throughout the United States and internationally.

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

Edison International, headquartered in Rosemead, California, through subsidiaries, supplies electricity in the central and southern portions of California. The company also develops, owns and operates independent power facilities; provides capital and financial services for energy and infrastructure projects; and manages and sells real estate projects.

F.N.B. Corporation, headquartered in Hermitage, Pennsylvania, is a financial services holding company. The company, through its subsidiaries in Pennsylvania, northern and central Tennessee, and eastern Ohio, provides a variety of financial services, primarily to consumers and small to medium-sized businesses.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

FirstMerit Corporation, headquartered in Akron, Ohio, is a bank holding company whose principal business consists of owning and supervising its affiliates in northeastern and central Ohio.

Integrys Energy Group, Inc., headquartered in Chicago, Illinois, is a holding company for regulated utility and non-regulated business units that distribute electricity and natural gas to customers in the upper midwestern United States.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

People's United Financial Inc., headquartered in Bridgeport,
Connecticut, is a stock savings bank, offering services to individual, corporate and municipal customers.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.

R.R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

Republic Services, Inc., headquartered in Fort Lauderdale, Florida, provides non-hazardous solid waste collection and disposal services for commercial, industrial, municipal and residential customers in the United States.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate, institutional and individual customers in the states of Florida, Mississippi, Tennessee and Texas.


                   European Target 20 Strategy Stocks


AstraZeneca Plc, headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care and specialist/hospital care.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Banco Santander S.A., headquartered in Madrid, Spain, is a leader in the running of Spanish banks. It offers domestic retail banking, as well as in other European countries and in Latin America.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

E.ON AG, headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

France Telecom S.A., headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

GDF Suez, headquartered in Paris, France, is the French national gas company, offering a full range of natural gas and associated energy services throughout the world.

Koninklijke (Royal) KPN N.V., headquartered in The Hague, the
Netherlands, provides telecommunications services throughout the Netherlands. The company provides local, long distance, international, and mobile telecommunications services, voice-mail, call forwarding, ISDN Internet lines, faxing, and communications services for businesses and individuals.

Muenchener Rueckversicherungs-Gesellschaft AG, headquartered in Munich, Germany, is a financial services provider which offers reinsurance, insurance and asset management services. The company has subsidiaries in most major financial centers throughout the world.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Nokia Oyj, headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

RWE AG, headquartered in Essen, Germany, operates energy businesses and offers municipal services. The company generates electricity, mines coal, refines petroleum, produces natural gas, offers waste disposal and recycling services, supplies drinking water, manufactures printing presses, decommissions nuclear power plants, and disposes of nuclear waste.

Scottish & Southern Energy Plc, headquartered in Perth, Scotland, United Kingdom, is one of the largest energy companies in the UK. It is involved in the generation, transmission, distribution and supply of electricity to industrial, commercial and domestic customers; energy trading; gas marketing; electrical and utility contracting and telecommunications.

Telefonica S.A., headquartered in Madrid, Spain, provides telecommunications services mainly to countries in Europe and Latin America. The company offers fixed-line and mobile telephone, Internet, and data transmission services to residential and corporate customers. The company also holds stakes in television stations, radio stations and production companies, and publishes directories.

TeliaSonera AB, headquartered in Stockholm, Sweden, offers telecommunication services. The company offers mobile communications services in Europe and the United States, as well as operating fixed networks in Northern Europe.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in approximately 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. The company owns a minority share of NBC Universal Media, LLC, which develops, produces and markets films, television, news, sports and special events programming to a global audience. In addition, a variety of financial services are offered through GE Commercial Finance.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BAE SYSTEMS Plc, headquartered in Farnborough, England, manufactures products for the military defense sector, in addition to the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. Their civil aircraft operations include the manufacture of planes and jet wings, and various engineering services.

Ladbrokes Plc, headquartered in Middlesex, England, is comprised of Ladbrokes, the biggest retail bookmaker in the United Kingdom and Ireland; Ladbrokes.com, a world-leading provider of interactive betting and gaming services; Vernons, the leading football pools operator; and Ladbrokes Casinos, which opened its first casino at the Hilton London Paddington.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Royal & Sun Alliance Insurance Group Plc, headquartered in London, England, is the holding company for the multi-national insurance companies Sun Alliance Group Plc and Royal Insurance Holdings Plc. The companies provide major classes of general and life insurance to customers in the United Kingdom, Australia, Canada, Scandinavia, South Africa and the United States.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

BOC Hong Kong (Holdings) Limited, headquartered in Hong Kong, China, is the parent of Bank of China (Hong Kong), which operates branches in Hong Kong as well as on mainland China.

Cathay Pacific Airways Limited, headquartered in Hong Kong, China, operates scheduled airline services. The company also provides airline catering, aircraft handling and engineering services.

China Construction Bank, headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance, and credit card services.

Industrial and Commercial Bank of China Ltd., headquartered in Beijing, China, provides a full range of personal and corporate commercial banking services throughout China.


                   MSCI EAFE Target 20 Strategy Stocks


France
______

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in approximately 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Unibail-Rodamco SE, headquartered in Paris, France, leases and rents building space, finances real estate investments, and renovates real estate for sale.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications.

Germany
_______

BASF SE, headquartered in Ludwigshafen, Germany, is the world's largest chemical company.

Bayerische Motoren Werke (BMW) AG, headquartered in Munich, Germany, manufactures and sells luxury cars and motorcycles worldwide.

Volkswagen AG (Preference Shares), headquartered in Wolfsburg, Germany, and its subsidiaries engage in the manufacture and sale of automobiles worldwide. The company operates in two divisions, Automotive and Financial Services.

Hong Kong
_________

Wharf Holdings Ltd., headquartered in Hong Kong, China, is a conglomerate built on real estate development, ownership, sales and property management. The company's holdings also include interests in several shipping terminals, cable TV providers and nightclubs. Other interests include ferries, trams, harbor tunnels and the Marco Polo Hotels.

Italy
_____

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Telecom Italia SpA, headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Japan
_____

Hitachi, Ltd., headquartered in Tokyo, Japan, is engaged in the manufacture of communications and electronic equipment, consumer electronics, and heavy electrical and industrial machinery. The company has a wide range of products from nuclear power systems to kitchen appliances and also operates subsidiaries in the metal, chemical, and wire and cable industries.

Kyocera Corporation, headquartered in Kyoto, Japan, is engaged in various high-technology fields, including fine ceramics, electronics, telecommunications, automotive components, medical and dental implants, solar energy and information technology (IT) solution services and networks.

MITSUI & CO., LTD., headquartered in Tokyo, Japan, is a general trading company. The company has operating groups including Iron and Steel, Non-Ferrous Metals, Machinery, Chemicals, Foods, Energy, Textiles and
General Merchandise. The company also operates real estate and overseas development projects.

Nippon Telegraph and Telephone Corporation (NTT), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

The Netherlands
_______________

Royal Dutch Shell Plc, incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Spain
_____

Gas Natural SDG, S.A., headquartered in Barcelona, Spain, operates a group of energy companies that supply natural gas, serving customers primarily in Spain and also in France, Italy and Latin America. The company also has electricity operations.

Iberdrola S.A., headquartered in Madrid, Spain, is the second largest electric utility in Spain and owns hydroelectric, fossil fuel and nuclear power facilities.

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

United Kingdom
______________

Rio Tinto Plc, headquartered in London, England, is engaged in finding, mining and processing the Earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                   Nasdaq(R) Target 15 Strategy Stocks


Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Baidu, Inc. (ADR), headquartered in Beijing, China, provides Chinese language Internet search services primarily in the People's Republic of China and Japan.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

DIRECTV, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Netflix Inc., headquartered in Los Gatos, California, is an online movie rental subscription service provider in the United States. The company provides its subscribers access to a library of movie, television and other filmed entertainment titles.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Seagate Technology, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.

Virgin Media Inc., headquartered in New York, New York, through its subsidiaries, provides broadband, television, mobile telephone, and fixed line telephone services in the United Kingdom.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon ("CMOS") programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


             NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Canada
______

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Manulife Financial Corporation, headquartered in Toronto, Ontario, Canada, is a life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

Sun Life Financial Inc., headquartered in Toronto, Ontario, Canada, offers a range of wealth accumulation and protection products and services to individuals and corporate customers. The company's product portfolio includes individual life insurance, individual annuity and saving products, group life and health insurance, group pensions and retirement products, mutual funds, asset management services, individual health insurance, and reinsurance-life retrocession.

Finland
_______

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

France
______

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in approximately 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
_________

China Unicom Ltd. (ADR), headquartered in Hong Kong, China, an integrated telecommunications operator, offers a range of telecommunications services in China.

Italy
_____

Telecom Italia SpA (ADR), headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Japan
_____

Hitachi, Ltd. (ADR), headquartered in Tokyo, Japan, is engaged in the manufacture of communications and electronic equipment, consumer electronics, and heavy electrical and industrial machinery. The company has a wide range of products from nuclear power systems to kitchen appliances and also operates subsidiaries in the metal, chemical, and wire and cable industries.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Panasonic Corporation (ADR), headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC," and "Quasar."

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services in Japan.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

The Netherlands
_______________

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

VimpelCom Ltd. (ADR), headquartered in Amsterdam, the Netherlands, provides voice and data services through a range of wireless, fixed, and broadband technologies.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

United Kingdom
______________

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.


                      S&P Target 24 Strategy Stocks


Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

C.R. Bard, Inc., headquartered in Murray Hill, New Jersey, develops, manufactures and markets healthcare products, including vascular, urological and oncological diagnosis and intervention products, sold worldwide to hospitals, healthcare professionals, and extended care and alternate site facilities.

The Chubb Corporation, headquartered in Warren, New Jersey, is a holding company with subsidiaries principally engaged in the property and casualty insurance business.

Cliffs Natural Resources Inc., headquartered in Cleveland, Ohio, operates iron ore mines in the United States and eastern Canada. The company produces iron ore pellets, selling the majority of its product to integrated steel companies in the United States and Canada.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

DIRECTV, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

Family Dollar Stores, Inc., headquartered in Charlotte, North Carolina, operates a chain of self-service retail discount stores in 39 states and Washington, D.C.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

International Flavors & Fragrances Inc., headquartered in New York, New York, is a creator and manufacturer of flavor and fragrance products used by other manufacturers to impart or improve flavor or fragrance in various consumer products.

Joy Global Inc., headquartered in Milwaukee, Wisconsin, manufactures and markets underground mining machinery and surface mining equipment.

Leucadia National Corporation, headquartered in New York, New York, through its subsidiaries, engages in telecommunications, healthcare services, manufacturing, banking and lending, real estate, and winery businesses.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

Union Pacific Corporation, headquartered in Omaha, Nebraska, operates through subsidiaries in the areas of rail transportation (Union Pacific Railroad Co. and Southern Pacific Rail Corp.) and trucking (Overnite Transportation Company).

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair, and operating supplies, services and related information to the commercial, industrial, contractor and institutional markets in North America.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon ("CMOS") programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


                   S&P Target SMid 60 Strategy Stocks


American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

American Greetings Corporation, headquartered in Cleveland, Ohio, and its subsidiaries design, manufacture, and sell everyday and seasonal greeting cards and other social expression products. The company's products include greeting cards, paper party goods, gift-wrapping supplies, balloons, candles, and stationery. The company's products are sold worldwide.

Arkansas Best Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation and intermodal transportation operations worldwide.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Ashland Inc., headquartered in Covington, Kentucky, distributes industrial chemicals and solvents, markets Valvoline motor oil and automotive chemicals, performs contract construction work, and operates crude oil refineries.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

Bel Fuse Inc. (Class B), headquartered in Jersey City, New Jersey, is engaged in the design, manufacture and sale of products used in telecommunications, networking, business equipment and consumer electronic applications.

Bristow Group, Inc., headquartered in Houston, Texas, provides helicopter transportation services to the offshore oil and gas industry. Through its subsidiaries, affiliates, and joint ventures, the company offers transportation services in oil and gas producing regions around the world.

Cohu, Inc., headquartered in Poway, California, designs, manufactures, and sells semiconductor test handling equipment for the semiconductor industry worldwide. The company also manufactures closed circuit television cameras, metal detection instruments and microwave communications equipment.

Comtech Telecommunications Corp., headquartered in Melville, New York, engages in the design, development, production, and marketing of products, systems, and services for communications solutions. The company operates through three segments: Telecommunications Transmission; Mobile Data Communications; and RF Microwave Amplifiers.

Cousins Properties, Inc., headquartered in Atlanta, Georgia, is a real estate investment trust that engages in the acquisition, financing, development, management and leasing of office, medical office, retail and land development projects. The company also holds several tracts of strategically located undeveloped land.

CTS Corporation, headquartered in Elkhart, Indiana, designs, manufactures and sells electronic components and electronic component assemblies used in the communications, automotive and computer industries.

Curtiss-Wright Corporation, headquartered in Lyndhurst, New Jersey, designs, develops and manufactures flight control actuation systems and components for the aerospace industry, provides metal treating services, and manufactures highly engineered valves for flow control.

Cytec Industries Inc., headquartered in West Paterson, New Jersey, is a specialty chemicals and materials company that focuses on value-added products for the aerospace, automotive, coatings, mining, paper, plastics and water treatment industries.

Delphi Financial Group, Inc. (Class A), headquartered in Wilmington, Delaware, is a holding company whose subsidiaries provide integrated employee benefit services.

Domtar Corporation, headquartered in Montreal, Quebec, Canada, engages in designing, manufacturing, marketing and distributing uncoated freesheet paper; papergrade, fluff, and specialty pulp; and lumber and wood products in North America.

The E.W. Scripps Company, headquartered in Cincinnati, Ohio, through its subsidiaries, operates as a media company with interests in national television networks, newspaper publishing, broadcast television, television retailing, online comparison shopping, interactive media, and licensing and syndication.

Fidelity National Financial, Inc., headquartered in Jacksonville, Florida, is engaged in issuing title insurance policies and performing other title-related services arising from real estate closings. The company utilizes both in-house employees and independent agents in providing its services.

G&K Services, Inc., headquartered in Minnetonka, Minnesota, leases and maintains uniforms and other textile products. The company supplies work clothes, anti-static and particle-free garments, dress clothes for supervisory personnel, floor mats, dust mops, wiping towels and linens. The company serves the pharmaceutical, electronic, transportation, healthcare and auto service industries in the United States and the Canadian provinces of Ontario and Quebec.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars; arrange and service the financing of equipment and other capital assets; and provide logistics and supply chain services.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive generation for the wholesale market. The company is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Healthways, Inc., headquartered in Nashville, Tennessee, provides specialized, comprehensive care enhancement services to health plans and hospitals, with an emphasis on diabetes, cardiac disease and respiratory disease.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

Infinity Property & Casualty Corporation, headquartered in Birmingham, Alabama, provides personal automobile insurance throughout the United States. The company focuses on providing nonstandard auto insurance to drivers who represent higher than normal risks and pay higher rates for comparable coverage.

International Rectifier Corporation, headquartered in El Segundo, California, designs, makes and markets power semiconductors used to convert electricity at relatively high voltage and current levels in products such as automobiles, communications equipment, computers and peripherals, consumer electronics and lighting, and industrial and office equipment.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

JetBlue Airways Corporation, headquartered in Forest Hills, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.

Movado Group, Inc., headquartered in Paramus, New Jersey, designs, manufactures and distributes watches, with brands sold in almost every price category comprising the watch industry.

Nash Finch Company, headquartered in Edina, Minnesota, is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a product-growing and marketing subsidiary in California.

National Penn Bancshares, Inc., headquartered in Boyertown,
Pennsylvania, operates as the holding company for National Penn Bank which provides commercial banking products and services for residents and businesses primarily in eastern and central Pennsylvania.

Navigant Consulting, Inc., headquartered in Chicago, Illinois, is an independent consulting firm specializing in litigation, financial, restructuring, operational and energy consulting services. The company focuses on government agencies, large companies facing risk or significant change, and legal counsel.

NV Energy Inc., headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power Company which engage in the distribution, transmission, generation and sale of electric energy.

OM Group, Inc., headquartered in Cleveland, Ohio, through its operating subsidiaries, is a vertically integrated international producer and marketer of value-added metal-based specialty chemicals.

The Pep Boys-Manny, Moe & Jack, headquartered in Philadelphia,
Pennsylvania, retails automotive parts and accessories; automotive maintenance and service; and installation of parts. The company operates stores in the United States and Puerto Rico.

Presidential Life Corporation, headquartered in Nyack, New York, through its wholly owned subsidiary, Presidential Life Insurance Company, sells annuity and life insurance products in the United States.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

Reinsurance Group of America, headquartered in Chesterfield, Missouri, is primarily engaged in traditional life, asset-intensive and financial reinsurance.

Ruby Tuesday, Inc., headquartered in Maryville, Tennessee, owns and operates "Ruby Tuesday" casual dining restaurants located primarily in the southeast, northeast, mid-Atlantic and midwest regions of the United States.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries.

SL Green Realty Corp., headquartered in New York, New York, is a self-managed real estate investment trust engaged in the business of owning, managing, leasing, acquiring and repositioning Class B office properties in the Manhattan borough of New York City.

Smithfield Foods, Inc., headquartered in Smithfield, Virginia, operates as a producer, manufacturer, marketer, seller and distributor of a variety of fresh pork and processed meat products both domestically and in Canada, France, Japan, Mexico and Poland.

SYNNEX Corporation, headquartered in Fremont, California, operates as an information technology supply chain services company.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single-family detached and attached homes in middle and high income residential communities located mainly on land the company has developed in suburban residential areas. The company also provides financing to customers.

Tower Group, Inc., headquartered in New York, New York, provides property and casualty insurance and insurance services to small and mid-sized businesses and individuals. The company's property and casualty commercial and personal lines products and services are offered in select markets not well served by other carriers.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and Europe.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate, institutional and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

United Online, Inc., headquartered in Woodland Hills, California, is an Internet service provider offering consumers free and value-priced Internet access and e-mail. The company also offers products and services for retail florists and consumers.

Viad Corp., headquartered in Phoenix, Arizona, provides exhibition and event services, and travel and recreation services.

W.R. Berkley Corporation, headquartered in Greenwich, Connecticut, is an insurance holding company, providing regional property casualty insurance, reinsurance, specialty lines of insurance, alternative markets services and international insurance.

Wausau Paper Corp., headquartered in Mosinee, Wisconsin, manufactures, converts and sells paper, including specialty and high-performance industrial papers, text and cover, index, imaging and envelope papers, and towel and tissue products.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, delivers financial services to individuals, families and businesses located primarily in Connecticut and delivers equipment financing, mortgage origination and financial advisory services to individuals and companies located primarily in the Northeast and throughout the United States.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.


               Target Diversified Dividend Strategy Stocks


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, manufactures and sells a wide range of healthcare products and services worldwide. They specialize in nutritional, vascular, diagnostics and pharmaceutical products.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission, and distribution of electric power.

Apogee Enterprises, Inc., headquartered in Minneapolis, Minnesota, provides technologies used in the design and development of value-added glass products and services for various industries worldwide.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn, and wheat.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

AVX Corporation, headquartered in Myrtle Beach, South Carolina, makes and supplies a broad line of passive electronic components and related products. The company also makes and sells electronic connectors, and distributes and sells certain passive components and connectors manufactured by Kyocera Corp.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Bunge Limited, incorporated in Bermuda and headquartered in White Plains, New York, is an integrated global agribusiness and food company operating in the farm-to-consumer food chain, which ranges from raw materials such as grains and fertilizers to retail food products such as flour and margarine. The company processes soybeans, produces and supplies fertilizer, manufactures edible oils and shortenings, mills dry corn and wheat, manufactures isolated soybean protein, and produces other food products. The company has primary operations in North and South America.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Diebold, Incorporated, headquartered in North Canton, Ohio, develops, manufactures, sells and services automated teller machines, electronic and physical security systems, various products to equip bank facilities, and software and integrated systems.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Endurance Specialty Holdings Limited, headquartered in Hamilton,
Bermuda, through its subsidiaries, engages in underwriting specialty lines of personal and commercial property and casualty insurance and reinsurance worldwide.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in the following businesses: domestic utility, power marketing and trading, global power development, and domestic nuclear operations.

Harris Corporation, headquartered in Melbourne, Florida, through its subsidiaries, provides communications products, systems, and services to government and commercial customers. The company operates in four segments: Government Communications Systems; RF Communications;
Microwave Communications; and Broadcast Communications.

Harte-Hanks, Inc., headquartered in San Antonio, Texas, is a leading direct marketing services firm and one of the largest producers of shoppers (weekly advertising circulars sent by mail) in the United States. The company's direct marketing division offers outsourced traditional direct marketing services as well as consulting and technology services to clients within the United States and other countries.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.

MeadWestvaco Corporation, headquartered in Stamford, Connecticut, is a global company engaged in packaging, coated and specialty papers, consumer and office products, and specialty chemicals businesses.

Molson Coors Brewing Company, headquartered in Denver, Colorado, produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

PartnerRe Ltd., headquartered in Pembroke, Bermuda, provides multi-line reinsurance to insurance companies globally through its wholly-owned subsidiaries. Products include catastrophe, automobile, marine, property, space and aviation, credit/surety, life/annuity and health.

Raytheon Company, headquartered in Lexington, Massachusetts, is in the business of defense electronics, including missiles; radar; sensors and electro-optics; intelligence, surveillance and reconnaissance; command, control, communication and information systems; naval systems; air traffic control systems; aircraft integration systems; and technical services.

Sealed Air Corporation, headquartered in Saddle Brook, New Jersey, is a global manufacturer of a wide range of protective and specialty packaging materials and systems, including polyurethane packaging systems and foams, air cellular cushioning materials, food packaging materials and others.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.

Sonoco Products Company, headquartered in Hartsville, South Carolina, manufactures high-value tubes, cores, and cones, and provides packaging materials and services used by a variety of industries in their winding and converting processes.

Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores, moderate-priced promotional stores and traditional department stores.

Teekay Corporation, headquartered in Nassau, Bahamas, provides international petroleum products and crude oil transportation services to major oil companies and oil traders, and government agencies.
Services are provided through a fleet of medium size oil tankers worldwide.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

Textainer Group Holdings Limited, headquartered in Hamilton, Bermuda, and its subsidiaries engage in the purchase, management, leasing and resale of a fleet of marine cargo containers worldwide.

Tower Group, Inc., headquartered in New York, New York, provides property and casualty insurance and insurance services to small and mid-sized businesses and individuals. The company's property and casualty commercial and personal lines products and services are offered in select markets not well served by other carriers.

TransCanada Corporation, headquartered in Calgary, Alberta, Canada, transmits, markets and processes energy in North America and around the world. Its pipeline system transports natural gas and crude oil.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Validus Holdings, Limited, headquartered in Hamilton, Bermuda, through its subsidiaries, provides reinsurance and insurance coverage in the property, marine, and specialty lines markets worldwide.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Whirlpool Corporation, headquartered in Benton Harbor, Michigan, manufactures and markets major home appliances and related products for commercial and home use worldwide under such brand names as "Whirlpool," "KitchenAid," "Speed Queen" and "Acros."


             Target Global Dividend Leaders Strategy Stocks

                             Domestic Stocks


Consumer Discretionary
______________________

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

Cinemark Holdings, Inc., headquartered in Plano, Texas, and subsidiaries engage in the motion picture exhibition business. The company operates theatres and screens in the United States, Canada and Latin America.

Wynn Resorts, Limited, headquartered in Las Vegas, Nevada, through its subsidiaries, engages in the design, development, financing and construction of destination casino resorts and operates one casino resort located in Las Vegas and another located in Macau, China.

Consumer Staples
________________

Altria Group, Inc., headquartered in Richmond, Virginia, is the parent company of Philip Morris USA and Philip Morris Capital Corporation. The company manufactures, markets and distributes a variety of branded cigarettes and tobacco products. The company also has an interest in a beer brewery company.

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Energy
______

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as an offshore oil and gas drilling contractor worldwide.

Health Care
___________

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Industrials
___________

Deluxe Corporation, headquartered in Shoreview, Minnesota, is a provider of integrated risk management, electronic transaction services and paper payments to the financial services and retail industries.

R.R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

TAL International Group, Inc., headquartered in Purchase, New York, is engaged in the intermodal container industry. The company acquires, leases and sells intermodal containers used to transport freight by truck, ship and rail.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Telecommunication Services
__________________________

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Utilities
__________________

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as an energy delivery company in the United States.

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

Portland General Electric Company, headquartered in Portland, Oregon, is an electric utility which generates, purchases, transmits, distributes, and sells electricity in Oregon. The company also sells energy to wholesale customers throughout the western United States.


                          International Stocks


Consumer Discretionary
______________________

Garmin Ltd., headquartered in Vorstadt, Switzerland, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Reed Elsevier NV (ADR), headquartered in Amsterdam, the Netherlands, engages in publishing and providing information in the areas of science, medical, legal, risk, and business sectors primarily in North America and Europe.

Consumer Staples
________________

British American Tobacco Plc (ADR), headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

Energy
______

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Royal Dutch Shell Plc (ADR), headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Seadrill Limited, headquartered in Hamilton, Bermuda, is an offshore deepwater drilling company operating in 15 countries on five continents.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in approximately 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Financials
__________

Administradora de Fondos de Pensiones Provida SA (ADR), headquartered in Santiago, Chile, offers private pension fund administration and related services in the Republic of Chile.

Health Care
___________

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care and specialist/hospital care.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Information Technology
______________________

Seagate Technology, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

STMicroelectronics N.V., headquartered in Geneva, Switzerland, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

Telecommunication Services
__________________________

Brasil Telecom S.A. (ADR), headquartered in Brasilia, Brazil, through its subsidiaries, provides telecommunications services for residential customers and governmental agencies, as well as small, medium and large companies in Brazil.

Telecom Argentina S.A. (ADR), headquartered in Buenos Aires, Argentina, through its subsidiaries, provides fixed-line public telecommunications services, international long-distance service, data transmission, Internet services and directory publishing services in Argentina.

Telecom Corporation of New Zealand Limited (ADR), headquartered in Wellington, New Zealand, provides a full range of telecommunications products and services in New Zealand including local, national, international and value-added telephone services, cellular and other mobile services, data and Internet services, equipment sales and installation services, leased services and directories.

Telesp-Telecomunicacoes de Sao Paulo S.A. (ADR), headquartered in Sao Paulo, Brazil, provides fixed-line telecommunications services in the state of Sao Paulo under a concession agreement granted by the federal government of Brazil.

Utilities
_________

Companhia de Saneamento Basico do Estado de Sao Paulo-SABESP (ADR), headquartered in Sao Paulo, Brazil, operates public water and sewage systems in the state of Sao Paulo, Brazil. The company also provides water on a bulk basis to certain municipalities in the Sao Paulo metropolitan region that do not have water production systems.

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, an integrated energy company, engages in the generation, transmission, and distribution of electricity in Minas Gerais, Brazil.

CPFL Energia S.A. (ADR), headquartered in Sao Paulo, Brazil, distributes, generates and commercializes electricity in Brazil through its subsidiaries. The company also provides electricity-related services to its affiliates as well as unaffiliated parties.

National Grid Plc (ADR), headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.


                                  REITs


American Capital Agency Corp., headquartered in Bethesda, Maryland, operates as a real estate investment trust that invests in agency pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government agency or a U.S. Government sponsored entity.

Annaly Capital Management Inc., headquartered in New York, New York, is a self-managed real estate investment trust that owns and manages a portfolio of mortgage-backed securities, including mortgage pass-through certificates, collateralized mortgage obligations (CMOs) and other securities representing interests in or obligations backed by pools of mortgage loans.

Capstead Mortgage Corporation, headquartered in Dallas, Texas, is a self-managed real estate investment trust that, together with its subsidiaries, invests in real estate-related assets on a leveraged basis that primarily consist of residential adjustable-rate mortgage securities issued and guaranteed by government-sponsored entities.

Chimera Investment Corporation, headquartered in New York, New York, is a real estate investment trust that invests in residential mortgage backed securities (RMBS), residential mortgage loans, real estate-related securities, asset backed securities (ABS), and various other asset classes in the United States.

Entertainment Properties Trust, headquartered in Kansas City, Missouri, is a self-managed real estate investment trust engaged in acquiring and developing entertainment properties including megaplex theatres and entertainment-themed retail centers.

Equity One, Inc., headquartered in North Miami Beach, Florida, is a real estate investment trust that engages in the ownership, management, acquisition, renovation and development of neighborhood and community shopping centers in the United States.

Government Properties Income Trust, headquartered in Newton,
Massachusetts, operates as a real estate investment trust that primarily owns and leases office buildings leased mainly to government tenants.

Invesco Mortgage Capital Inc., headquartered in Atlanta, Georgia, operates as a mortgage real estate investment trust.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

Medical Properties Trust Inc., headquartered in Birmingham, Alabama, is a real estate investment trust that acquires and develops healthcare facilities and leases the facilities to healthcare operating companies.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

National Health Investors, Inc., headquartered in Murfreesboro,
Tennessee, is a real estate investment trust that invests in income-producing healthcare properties primarily in the long-term care industry.

Piedmont Office Realty Trust Inc., headquartered in Johns Creek,
Georgia, is a self-managed real estate investment trust engaged in the acquisition and ownership of commercial real estate properties in the United States.

Plum Creek Timber Company, Inc., headquartered in Seattle, Washington, is a self-managed real estate investment trust that owns timberland and wood products conversion plants in the northwestern, northeastern and southern regions of the United States. The company also harvests and exports timber as well as producing lumber, plywood and fiberboard.

Potlatch Corporation, headquartered in Spokane, Washington, operates as a real estate investment trust that owns and manages timberlands located in Arkansas, Idaho, Minnesota and Wisconsin in the United States.

Realty Income Corporation, headquartered in Escondido, California, is a self-managed real estate investment trust engaged in acquisition;
leasing; legal, retail, and real estate research; portfolio management; and capital markets.

Senior Housing Properties Trust, headquartered in Newton, Massachusetts, is a real estate investment trust that invests in senior housing real estate, including apartment buildings for aged residents, independent living properties, assisted living facilities and nursing homes.

Sovran Self Storage, Inc., headquartered in Buffalo, New York, is a self-managed real estate investment trust that owns and operates self-storage facilities in 21 states.

Starwood Property Trust Inc., headquartered in Greenwich, Connecticut, a real estate investment trust, primarily focuses on originating, investing in, financing, and managing commercial mortgage loans, commercial mortgage-backed securities, commercial real estate debt investments, and other commercial real estate-related debt investments.

Ventas, Inc., headquartered in Louisville, Kentucky, is a self-managed real estate investment trust that owns skilled nursing facilities, hospitals and personal care facilities in 36 states across every region of the United States.


                      Target Growth Strategy Stocks


Agilent Technologies, Inc., headquartered in Santa Clara, California, provides bio-analytical and electronic measurement solutions to various industries; including life sciences, electronics, chemical analysis, and communications.

Albemarle Corporation, headquartered in Baton Rouge, Louisiana, is a major producer of specialty polymers and fine chemicals including: polymer intermediates, cleaning product intermediates and additives, agrichemical intermediates, pharmachemical intermediates and bulk actives, catalysts and brominated flame retardants.

Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Atmel Corporation, headquartered in San Jose, California, designs, develops, makes and markets a broad range of high-performance, non-volatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor technologies.

Avago Technologies Limited, headquartered in Singapore, engages in the design, development and supply of analog semiconductor devices worldwide.

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, systems and services used primarily in the healthcare field.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.

CB Richard Ellis Group, Inc., headquartered in Los Angeles, California, offers commercial real estate services worldwide. The company provides various advisory services, such as strategic advice and execution to owners, investors, and occupiers of real estate; origination and servicing of commercial mortgage loans; and valuation services that include market value appraisals, litigation support, discounted cash flow analyses, and feasibility and fairness opinions.

Cliffs Natural Resources Inc., headquartered in Cleveland, Ohio, operates iron ore mines in the United States and eastern Canada. The company produces iron ore pellets, selling the majority of its product to integrated steel companies in the United States and Canada.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Dell Inc., headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics, and fibers.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance, and hair care products. The company's products are sold worldwide under brand names such as "Aramis," "Aveda," "Clinique," "Estee Lauder," "Origins" and "Prescriptives."

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Fossil, Inc., headquartered in Richardson, Texas, is engaged in the design, development, marketing and distribution of watches, fashion accessories, apparel and other products.

Halliburton Company, headquartered in Houston, Texas, provides a variety of services-equipment, maintenance, engineering and construction-to energy, industrial and governmental customers.

Herbalife Ltd., incorporated in the Cayman Islands and headquartered in Los Angeles, California, a network marketing company, sells weight management, nutritional supplement, energy and fitness, and personal care products worldwide.

Leucadia National Corporation, headquartered in New York, New York, through its subsidiaries, engages in telecommunications, healthcare services, manufacturing, banking and lending, real estate, and winery businesses.

Liberty Media Capital Series A, headquartered in Englewood, Colorado, engages in the live-action theatrical film production and distribution, home video distribution, live-action television production and distribution, and theatrical and non-theatrical animation businesses primarily in the United States.

Lululemon Athletica Inc., headquartered in Vancouver, British Columbia, Canada, engages in the design, manufacture and distribution of athletic apparel and accessories for women and men in Canada, the United States and Australia.

LyondellBasell Industries NV, headquartered in Rotterdam, the
Netherlands, together with its subsidiaries, primarily manufactures and sells chemicals and polymers worldwide.

MasterCard, Inc., headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide.

Perrigo Company, headquartered in Allegan, Michigan, manufactures over-the-counter pharmaceuticals and personal care and nutritional products for the store brand market. The company's products are sold by national and regional drug store, supermarket and mass merchandise chains under their own labels.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

Tim Hortons, Inc., headquartered in Oakville, Ontario, Canada, is engaged in franchising fast food restaurants which serve coffee drinks, tea, soups, sandwiches and bakery products. The company operates restaurants in Canada and the United States.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon ("CMOS") programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


                    Target Small-Cap Strategy Stocks


AAR Corp., headquartered in Wood Dale, Illinois, is a provider of after-market products and services to the worldwide aviation industry. The company also repairs and exchanges a variety of engine parts.

ACI Worldwide, Inc., headquartered in New York, New York, develops, markets and supports software products for the global electronic funds transfer market. The company's products are used to process transactions involving credit cards, debit cards, smartcards, home banking services, checks, and automated clearing and settlement.

Aerovironment Inc., headquartered in Monrovia, California, engages in the design, development and production of unmanned aircraft systems and energy technologies for industrial vehicle batteries.

Arbitron Inc., headquartered in Columbia, Maryland, measures radio and webcast audiences and provides application software used for analyzing media audience and marketing information. The company is an international marketing and media research firm serving clients in the United States and Europe.

AXT, Inc., headquartered in Fremont, California, produces high-performance compound semiconductor base materials, or substances, for use in a variety of electronic and opto-electronic applications. The company primarily manufactures and sells compound semiconductor substrates composed of gallium arsenide.

Balchem Corporation, headquartered in New Hampton, New York, provides specialty performance ingredients and products for the food, nutritional, feed, pharmaceutical, and medical sterilization industries in the United States and internationally.

Blount International, Inc., headquartered in Portland, Oregon, is an international manufacturing and marketing company with sales in over 100 countries in two business segments: Outdoor Products and Industrial and Power Equipment.

Coherent, Inc., headquartered in Santa Clara, California, is a global leader in the design, manufacture and sale of lasers, laser systems, precision optics and related accessories.

Computer Programs and Systems, Inc., headquartered in Mobile, Alabama, is a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the demands of small and mid-size hospitals.

Diodes Incorporated, headquartered in Westlake Village, California, manufactures, sells and distributes discrete semiconductors worldwide, primarily to manufacturers in the communications, computing, industrial, consumer electronics and automotive markets, and to distributors of electronic components to end customers in these markets.

Dollar Financial Corporation, headquartered in Berwyn, Pennsylvania, operates a network of stores that provide check-cashing, short-term consumer loans, money orders and money transfers. The company has operations in the United States, Canada and the United Kingdom.

Financial Engines, Inc., headquartered in Palo Alto, California, and its subsidiaries provide independent, technology-enabled portfolio management services, investment advice, and retirement help to participants in employer-sponsored defined contribution plans, such as 401(k) plans.

G-III Apparel Group, Ltd., headquartered in New York, New York, engages in the design, manufacture, import and marketing of outerwear and sportswear for men and women in the United States.

Hibbett Sports Inc., headquartered in Birmingham, Alabama, operates a chain of full-line athletic sporting goods stores in small to mid-sized markets predominantly in the southeast, mid-Atlantic and midwest. The stores sell athletic footwear, apparel and equipment. The company operates under the names "Hibbett Sports" and "Sports & Co."

Invacare Corporation, headquartered in Elyria, Ohio, designs, manufactures and distributes medical equipment for the home healthcare and extended care markets. The company's products include wheelchairs, homecare beds, respiratory, patient aids, and seating and positioning products.

iRobot Corporation, headquartered in Burlington, Massachusetts, designs, develops and markets robots for consumer, government and industrial markets in the United States and internationally.

Kaman Corporation, headquartered in Bloomfield, Connecticut, and its subsidiaries serve government and commercial markets through its diversified technologies and distribution segments. The company provides aircraft manufacturing, design and manufacture of advanced technology products and systems, and advanced technology services. The company also distributes industrial products, as well as distributes and manufactures music products.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

Materion Corporation, headquartered in Mayfield Heights, Ohio, is a materials solutions company that engages in the production and supply of high-performance engineered materials in the United States and internationally.

Medidata Solutions, Inc., headquartered in New York, New York, provides hosted clinical development solutions for life science organizations worldwide.

Momenta Pharmaceuticals Inc., headquartered in Cambridge, Massachusetts, is a biotechnology company that specializes in the structural analysis of complex mixture drugs.

Monro Muffler Brake, Inc., headquartered in Rochester, New York, provides automotive undercar repair services primarily in the eastern region of the United States. The company's stores offer a full range of services for brake systems, steering and suspension systems, exhaust systems, and vehicle maintenance services.

MWI Veterinary Supply, Inc., headquartered in Meridian, Idaho, distributes animal health products to veterinarians in the United States.

Nanometrics Incorporated, headquartered in Milpitas, California, designs, manufactures, markets and supports the thin film metrology systems for the semiconductor, flat panel display and magnetic recording head industries.

Neogen Corp., headquartered in Lansing, Michigan, together with its subsidiaries, engages in the development, manufacture, and sale of various products for food safety testing and animal health applications.

NetScout Systems, Inc., headquartered in Westford, Massachusetts, designs, develops, manufactures, markets, sells and supports application and network performance management solutions worldwide.

Neutral Tandem, Inc., headquartered in Chicago, Illinois, provides tandem interconnection services principally to competitive carriers, including wireless, wireline, cable, and broadband telephony companies in the United States.

ScanSource, Inc., headquartered in Greenville, South Carolina, is a value-added distributor of automatic identification, point of sale and telephone products.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets. The company operates in North America, Africa, Asia, Europe, and Latin America.

Synchronoss Technologies, Inc., headquartered in Bridgewater, New
Jersey, provides multi-channel transaction management solutions to the communications services and digital content marketplaces primarily in North America.

Texas Capital Bancshares, Inc., headquartered in Dallas, Texas, offers a range of financial products and services oriented to the needs of business customers, including commercial loans for working capital and to finance internal growth, acquisitions and leveraged buyouts; permanent real estate and construction loans; equipment leasing; cash management services; trust and escrow services; letters of credit, and business insurance products.

TTM Technologies, Inc., headquartered in Santa Ana, California, is a manufacturer of printed circuit boards used in electronic products such as routers, switches, servers, memory modules and cellular base stations. The company's customers include original equipment manufacturers and electronic manufacturing services companies.

Tyler Technologies, Inc., headquartered in Dallas, Texas, provides information management solutions and services for local governments. The company's products are grouped into four areas: financials; courts and justice; property appraisal and tax; and document management. The company operates primarily in the United States, Canada, Puerto Rico and the United Kingdom.

The Ultimate Software Group, Inc., headquartered in Weston, Florida, engages in the design, marketing, implementation, and support of payroll and workforce management solutions for the middle-market organizations in the United States.

Verint Systems Inc., headquartered in Melville, New York, is a provider of analytic software-based solutions for the security and business intelligence markets.

ViroPharma Incorporated, headquartered in Exton, Pennsylvania, is a pharmaceutical company committed to the commercialization, development and discovery of new antiviral medicines. The company is focusing on a number of ribonucleic acid virus diseases, including viral meningitis, viral respiratory infection, the common cold, respiratory syncytial viruspneumonia, and hepatitis C.

Vitamin Shoppe, Inc., headquartered in North Bergen, New Jersey, engages in the retail and direct marketing of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies, natural pet food, low carb foods, diet and weight management supplements, and other health and beauty aids primarily in the United States.

World Acceptance Corporation, headquartered in Greenville, South
Carolina, is engaged in the small-loan consumer finance business, offering short-term loans, related credit insurance and ancillary products and services to individuals in 10 states.

Zumiez Inc., headquartered in Everett, Washington, is a mall-based specialty retailer of action and sports-related apparel, footwear, accessories and equipment. The company's target market is both men and women between the ages of 12 and 24.


           Value Line(R) Diversified Target 40 Strategy Stocks


Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn, and wheat.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

CIGNA Corporation, headquartered in Philadelphia, Pennsylvania, operates as one of the largest investor-owned, insurance-based financial services organizations in the country. The company focuses its efforts on employee benefits, property-casualty insurance, managed care products and services, retirement products and services and individual financial services worldwide.

Community Health Systems Inc., headquartered in Brentwood, Tennessee, is a non-urban provider of general hospital healthcare services in the United States.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Dell Inc., headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Federal-Mogul Corporation, headquartered in Southfield, Michigan, manufactures and distributes parts, components, modules and systems to customers in the automotive, small engine, heavy-duty, marine, railroad, aerospace and industrial markets worldwide.

Ford Motor Company, headquartered in Dearborn, Michigan, makes, assembles and sells cars, vans, trucks and tractors and their related parts and accessories; provides financing operations, vehicle and equipment leasing, and insurance operations.

GameStop Corporation (Class A), headquartered in Grapevine, Texas, is a specialty retailer of video game products and personal computer entertainment software in the United States and abroad.

Hanesbrands, Inc., headquartered in Winston Salem, North Carolina, is a consumer goods company that engages in the design, manufacture, sourcing and sale of apparel essentials for men, women and children in the United States and internationally.

Health Management Associates, Inc., headquartered in Naples, Florida, provides general acute health services in non-urban locations through the operation of general hospitals and psychiatric hospitals.

Hess Corporation, headquartered in New York, New York, explores for, produces, purchases, transports and sells crude oil and natural gas.

Humana Inc., headquartered in Louisville, Kentucky, is a health benefits company that offers coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups and government-sponsored programs.

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

ITT Educational Services, Inc., headquartered in Indianapolis, Indiana, provides technical post-secondary degree programs which are designed to provide students with the knowledge and skills necessary for entry-level employment in technical positions in a variety of industries. The company operates its technical schools in 27 states.

Jabil Circuit, Inc., headquartered in St. Petersburg, Florida, designs and manufactures electronic circuit board assemblies and systems for original equipment manufacturers in the communications, computer peripherals, personal computers, and consumer product industries.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience stores business in the midwestern and southern United States. The company also manufactures and processes food for sale by its supermarkets.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores nationwide. The company also operates electronic commerce and direct mail catalog subsidiaries.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Murphy Oil Corporation, headquartered in El Dorado, Arkansas, is a worldwide oil and gas exploration and production company with refining and marketing operations. The company's principal activities are located in the United States and the United Kingdom. The company also conducts pipeline and crude oil trading operations in Canada.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

Reinsurance Group of America, headquartered in Chesterfield, Missouri, is primarily engaged in traditional life, asset-intensive and financial reinsurance.

Rock-Tenn Company (Class A), headquartered in Norcross, Georgia, manufactures and distributes folding fiber partitions, cartons, corrugated containers and displays, laminated paperboard products, plastic packaging, recycled paperboard and corrugating medium to nondurable good producers.

Ryder System, Inc., headquartered in Miami, Florida, is a provider of transportation and supply chain management solutions.

Safeway Inc., headquartered in Pleasanton, California, operates a large chain of food and drug stores in the United States and Canada under the names of "Safeway," "Dominick's," "Vons" and "Carr-Gottstein." The company's stores offer a wide selection of food and general merchandise and feature specialty departments such as bakery, delicatessen, floral and pharmacy. The company also has a network of distribution, manufacturing and food-processing facilities and holds an interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.

Sauer-Danfoss Inc., headquartered in Lincolnshire, Illinois, engages in the design, manufacture and sale of engineered hydraulic, electric and electronic systems and components that generate, transmit and control power in mobile equipment.

Smithfield Foods, Inc., headquartered in Smithfield, Virginia, operates as a producer, manufacturer, marketer, seller and distributor of a variety of fresh pork and processed meat products both domestically and in Canada, France, Japan, Mexico and Poland.

Solutia Inc., headquartered in St. Louis, Missouri, engages in the manufacture and marketing of various chemical and engineered materials used in consumer and industrial applications.

Tenet Healthcare Corporation, headquartered in Santa Barbara,
California, owns or operates acute care hospitals and related healthcare facilities in 22 states; and holds investments in other healthcare companies.

Tenneco Automotive Inc., headquartered in Lake Forest, Illinois, makes and sells automotive exhaust system parts and ride control products for the original equipment market and aftermarket, and packaging products for consumer and commercial markets.

Tesoro Corporation, headquartered in San Antonio, Texas, and its subsidiaries engage in refining and marketing petroleum products in the United States.

TRW Automotive Holdings Corp., headquartered in Cleveland, Ohio, designs, manufactures and sells products and systems in seven industry segments: occupant safety systems, chassis systems, automotive electronics, other automotive, space and electronics systems, information technology and aeronautical systems.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


                 Value Line(R) Target 25 Strategy Stocks


Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Avis Budget Group Inc., headquartered in New York, New York, franchises hotels, rental car agencies and real estate brokerage offices. The company also provides vacation exchange services, mortgage and corporate employee relocation services, and access to insurance, travel, shopping, auto and other services.

Brooks Automation Inc., headquartered in Chelmsford, Massachusetts, develops, makes and supplies vacuum central wafer handling systems and modules for the semiconductor process equipment industry; and central substrate handling systems and modules for the flat panel display manufacturing industry.

BT Group PLC (ADR), headquartered in London, England, through its subsidiaries, provides communications solutions and services to business, residential, and wholesale customers in Europe, the Americas, and the Asia-Pacific region.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Cliffs Natural Resources Inc., headquartered in Cleveland, Ohio, operates iron ore mines in the United States and eastern Canada. The company produces iron ore pellets, selling the majority of its product to integrated steel companies in the United States and Canada.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

DISH Network Corp., headquartered in Englewood, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services.

Domino's Pizza, Inc., headquartered in Ann Arbor, Michigan, operates a network of company-owned and franchise Domino's Pizza stores, located throughout the United States and in other countries. The company also operates regional dough manufacturing and distribution centers in the contiguous United States and outside the United States.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics, and fibers.

Fairchild Semiconductor International, Inc., headquartered in South Portland, Maine, provides products that manage and distribute power and interface solutions for various electronic devices. The company's semiconductors are used in computers, communication products and other applications.

FEI Company, headquartered in Hillsboro, Oregon, is engaged in the design, manufacture, sale and service of Structural Process Management solutions for the high-growth segments of the semiconductor, data storage and industry and institute markets.

The Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, is a manufacturer of tires and rubber products, engaging in operations in most regions of the world. The company also provides automotive repair services.

GT Solar International, Inc., headquartered in Merrimack, New Hampshire, and its subsidiaries provide manufacturing equipment and turnkey manufacturing solutions to the photovoltaic (PV) industry worldwide.

Kinetic Concepts, Inc., headquartered in San Antonio, Texas, designs, manufactures, markets, and services proprietary products that accelerate the healing process or prevent complications. The company's wound care systems, which incorporate its proprietary Vacuum Assisted Closure (V.A.C.) technology, include specialty hospital beds, mattress replacement systems and overlays.

Kulicke & Soffa Industries, Inc., headquartered in Fort Washington, Pennsylvania, designs, manufactures and sells capital equipment and expendable tools, as well as services, maintains, repairs, and upgrades equipment used to assemble semiconductor devices.

NewMarket Corporation, headquartered in Richmond, Virginia, through its subsidiaries, engages in the development, manufacture, blending, and delivery of chemical additives for petroleum products.

NN, Inc., headquartered in Johnson City, Tennessee, manufactures and supplies high-precision bearing components consisting of balls, cylindrical rollers, tapered rollers, seals and plastic and metal retainers, for bearing manufacturers for the North American and European markets.

Photronics, Inc., headquartered in Jupiter, Florida, manufactures photomasks which are photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers.

RPC, Inc., headquartered in Atlanta, Georgia, is an oil and gas services company that provides a range of oilfield services and equipment to the oil and gas companies primarily in the United States.

Sauer-Danfoss Inc., headquartered in Lincolnshire, Illinois, engages in the design, manufacture and sale of engineered hydraulic, electric and electronic systems and components that generate, transmit and control power in mobile equipment.

Sinclair Broadcast Group, Inc., headquartered in Hunt Valley, Maryland, a television broadcasting company, engages in the ownership and provision of programming, operating, and sales services to television stations in the United States.

Tenet Healthcare Corporation, headquartered in Santa Barbara,
California, owns or operates acute care hospitals and related healthcare facilities in 22 states; and holds investments in other healthcare companies.

TRW Automotive Holdings Corp., headquartered in Cleveland, Ohio, designs, manufactures and sells products and systems in seven industry segments: occupant safety systems, chassis systems, automotive electronics, other automotive, space and electronics systems, information technology and aeronautical systems.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                             SIGNATURES

     The Registrant, FT 2977, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT 1393; FT 1422
and FT 1423; FT 1524; FT 1525; FT 1573; FT 1590; FT 1635; FT 1638; FT
1639;  FT 1693; FT 1711; FT 1712; FT 1770; FT 1809; FT 1829; FT 1859;
FT  1863;  FT 1888; FT 1894; FT 1911; FT 1937; FT 1977; FT  1991;  FT
1994;  FT 2038; FT 2051; FT 2057; FT 2079; FT 2092; FT 2106; FT 2107;
FT  2126;  FT 2159; FT 2165; FT 2170; FT 2181; FT 2220; FT  2253;  FT
2261;  FT 2311; FT 2326; FT 2356; FT 2364; FT 2386; FT 2408; FT 2427;
FT  2462;  FT 2482; FT 2488; FT 2489; FT 2517; FT 2530; FT  2548;  FT
2611;  FT 2617, FT 2618; FT 2659; FT 2668; FT 2681; FT 2709; FT 2746;
FT  2747;  FT 2752; FT 2753; FT 2772; FT 2824; FT 2866; FT  2871;  FT
2878,  FT 2879; FT 2884; FT 2893; FT 2935; FT 2939; FT 3007; FT 3008;
FT 3016 and FT 3017 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 2977, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on June 30, 2011.

                              FT 2977

                              By   FIRST TRUST PORTFOLIOS L.P.
                                   Depositor


                              By:  Jason T. Henry
                                   Senior Vice President


                                 S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

      Name                 Title*                   Date

James A. Bowen    Director  of The  Charger )    June 30, 2011
                  Corporation, the  General )
                  Partner  of  First  Trust )
                  Portfolios L.P.           )
                                            )
                                            )   Jason T. Henry
                                            )   Attorney-in-Fact**



       * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios
       L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-173908 on Form S-6 of our report dated June 30, 2011, relating to the financial statements of FT 2977, comprising Dow(R) Target 5 3Q '11 - Term 9/28/12 (The
Dow(R) Target 5 Portfolio, 3rd Quarter 2011 Series); Global Target 15 3Q '11 - Term 9/28/12 (Global Target 15 Portfolio, 3rd Quarter 2011 Series); MSCI EAFE Target 20 3Q '11 - Term 9/28/12 (MSCI EAFE Target 20 Portfolio, 3rd Quarter 2011 Series); Nasdaq(R) Target 15 3Q '11 - Term 9/28/12 (The Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2011 Series); NYSE(R) Intl. Target 25 3Q '11 - Term 9/28/12 (NYSE(R) International Target 25 Portfolio, 3rd Quarter 2011 Series); S&P Target 24 3Q '11 - Term 9/28/12 (The S&P Target 24 Portfolio, 3rd Quarter 2011 Series); S&P Target SMid 60 3Q '11 - Term 9/28/12 (S&P Target SMid 60 Portfolio, 3rd Quarter 2011 Series); Target 50/50 3Q '11 - Term 9/28/12 (Target 50/50 Portfolio, 3rd Quarter 2011 Series); Target Divsd. Dvd. 3Q '11 - Term 9/28/12 (Target Diversified Dividend Portfolio, 3rd Quarter 2011 Series); Target Dvd. Multi-Strat. 3Q '11 - Term 9/28/12 (Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2011 Series); Target Dbl. Play 3Q '11 - Term 9/28/12 (Target Double Play Portfolio, 3rd Quarter 2011 Series); Target Focus 5 3Q '11 - Term 9/28/12 (Target Focus Five Portfolio, 3rd Quarter 2011 Series); Target Global Dvd. Leaders 3Q '11 - Term 9/28/12 (Target Global Dividend Leaders Portfolio, 3rd Quarter 2011 Series); Target Growth 3Q '11 - Term 9/28/12 (Target Growth Portfolio, 3rd Quarter 2011 Series); Target Small-Cap 3Q '11 - Term 9/28/12 (Target Small-Cap Portfolio, 3rd Quarter 2011 Series); Target VIP Cons. Eqty. 3Q '11 - Term 9/28/12 (Target VIP Conservative Equity Portfolio, 3rd Quarter 2011 Series); Value Line(R) Divsd. Target 40 3Q '11 - Term 9/28/12 (Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2011 Series); and Value Line(R) Target 25 3Q '11 - Term 9/28/12 (Value Line(R) Target 25 Portfolio, 3rd Quarter 2011 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.


/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
June 30, 2011


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 2977 and certain subsequent series, effective June 30, 2011 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-
         169625] filed on behalf of FT 2669).


                               S-7